CADWALADER

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

1201 F Street, N.W., Washington, DC 20004
[redacted]

07027227

October 9, 2007

BY HAND

SUPPL

RECEIVED 2007 OCT 15 P

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Aristocrat Leisure Limited - File number 82-34870
Submission of information pursuant to Rule 12g3-2(b)(1)(iii)
under the Securities Exchange Act of 1934

Dear Sir or Madam:

This letter is being furnished to the U.S. Securities and Exchange Commission (the "***SEC***") on behalf of Aristocrat Leisure Limited, a company incorporated under the laws of the Commonwealth of Australia (the "***Company***"), in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), afforded to foreign private issuers eligible pursuant to Rule 12g-3-2(b) under the Exchange Act.

The Company hereby furnishes to the SEC the information required by Rule 12g3-2(b)(1)(iii), which consists of the information that the Company made public pursuant to the laws of the Australia, filed with the Australian Stock Exchange, or distributed to security holders for the period from July 1, 2007 to date.

If you have any questions or require any additional information, please contact the undersigned, Diana de Brito, Cadwalader, Wickersham & Taft LLP, at 202-862-2409, or John Carr-Gregg, Company Secretary, Aristocrat Leisure Limited, at (+61 2) 9413-6666 or email carr-gregg@ali.com.au.

dw 10/16

PROCESSED
OCT 19 2007
THOMSON FINANCIAL

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter.

Sincerely,

Diana de Brito

Enclosures

Tab	Date	Announcement
1	7/30/2007	Form 604 Change of Interests of Substantial Holder
2	8/23/2007	Half Year Results Announcement
3	8/23/2007	Capital Management Program Announcement
4	8/23/2007	Appendix 4D Half-Year Report for period ended June 30, 2006 and Financial Statements for the half-year ended June 30, 2007
5	8/23/2007	Directors' Report
6	8/23/2007	Management Discussion and Analysis
7	8/23/2007	Presentation to Analysts and Investors
8	8/23/2007	CEO/CFO Presentation Transcript
9	8/30/2007	Appendix 3Y Change of Director's Interest Notice
10	9/03/2007	Appendix 3Y Change of Director's Interest Notice
11	9/03/2007	Appendix 3Y Change of Director's Interest Notice
12	9/03/2007	Appendix 3Y Change of Director's Interest Notice
13	9/04/2007	Capital Management – Favourable ATO Ruling Announcement
14	9/06/2007	Form 484 Change to Company Details
15	9/11/2007	eBet Limited Release Regarding Ticket In/Ticket Out (TITO) Technology
16	9/18/2007	Letter to Shareholders Regarding Dividend Details
17	9/18/2007	Letter to Shareholders with Interim Dividend Statement
18	9/18/2007	Half Year Results "at a glance"
19	9/18/2007	Shareholder Communication Regarding a Better Way to Access Your Informational and Help the Environment
20	9/19/2007	Appendix 3Y Change of Director's Interest Notice
21	10/05/2007	Comments on Dorajay Class Action

SECURITIES AND EXCHANGE COMMISSION

on behalf

of

ARISTOCRAT LEISURE LIMITED

FORM 604

Corporations Act 2001
Section 671B

Notice of change of interests of Substantial Holder

RECEIVED

To: Aristocrat Leisure Limited

ACN/ARSN: 002 818 368

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on 25/07/2007
The previous notice was given to the company on 20/06/2007
The previous notice was dated 12/06/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	23,877,778	5.15%	18,889,819	4.07%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	5,258,244	1.13% see note 1 at the end of this form	5,604,326	1.21% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	29,136,022	6.28%	24,494,145	5.28%

For any enquiries regarding this notice, please contact Carol Ye on 02 9303 6132 or Adrienne Harverson on 02 9303 6661.

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Limited	Avanteos Investments Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	5,189 Fully paid ordinary shares	5,189
Colonial First State Investment Limited (1)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	16,612,768 Fully paid ordinary shares	16,612,768
Colonial First State Investment Limited (1)	Citigroup Global Market Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	6,013 Fully paid ordinary shares	6,013
Colonial First State Investment Limited (2)	BNP Paribas Securities		Power to exercise voting rights pursuant to position held as manager under investment mandate	716,321 Fully paid ordinary shares	716,321
Colonial First State Investment Limited (2)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	525,628 Fully paid ordinary shares	525,628
Colonial First State Investment Limited (3)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	5,604,326 Fully paid ordinary shares"*" See note 1 on the last page of this form.	5,604,326
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as superannuation trustee	792,057 Fully paid ordinary shares	792,057

The Colonial Mutual Life Assurance Society Limited	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as life company holding statutory funds	231,843 Fully paid ordinary shares	231,843
Grand Total					24,494,145

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (2)	Level 29, 52 Martin Place, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Level 9, 48 Martin Place, Sydney NSW 2000
The Colonial Mutual Life Assurance Society Limited	Level 7, 48 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (3)	Level 29, 52 Martin Place, Sydney NSW 2000

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 30 day of July 2007.

Annexure A

This is the annexure mark A referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 25/07/2007

____

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)	A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)	ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)	ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)	AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)	Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)	Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)	ASB Bank Limited (398445)
ASB Group Investments Limited (533945)	Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)	Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)	Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)	Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)	CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)	CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)	CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)	CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)	CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)	CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)	CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)	CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)	CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)	CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)	CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)	CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)	CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)	Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)	CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)	CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)	CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)	CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)	Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)	Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)	Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)	Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)	Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)	Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)	Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)	Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)	Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)	Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)	Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)	Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)	Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)	Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)	Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)	Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)	Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)	Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)	Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)	Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)	Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)	Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)	Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)	Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)	Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)	COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)	Commonwealth Funds Management Limited (CFM) (ACN 52289442)

Commonwealth Group Pty Limited (ACN 87485078)	Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Insurance Limited (ACN 67524216)	Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Investments Pty Limited (ACN 65166305)	Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)	Commonwealth Property Pty Limited (ACN 94052436)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)	COMMSERVE FINANCIAL LTD
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)	Comsec Trading Limited (ACN 3485952)
CST Securitisation Management Limited (ACN 80151337)	Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)	Fazen Pty Ltd (ACN 3066760)
Financial Wisdom Limited (ACN 6646108)	First State (Hong Kong) LLC (F8489)
First State Investment International Limited (Regd Scot 79063)	First State Investment Management (UK) Limited (Regd Scotland 47708)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)	First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Hong Kong) Limited (206616)	First State Investments (Singapore) (196900420D)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)	First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
First State Nominees (Hong Kong) Ltd (206615)	FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)	FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)	FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fleet Care Services Pty Ltd (ACN 74503530)	Fouron Pty Ltd (ACN 3066840)
Gandel Chambers Pty Ltd (ACN 104 741 102)	GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-2) Pty Limited (ACN 90495980)	GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (BY-4) Pty Limited (ACN 90495962)	GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-2) Pty Limited (ACN 90496030)	GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (SW-4) Pty Limited (ACN 90496012)	GATX Rail (Victoria) Pty Limited (ACN 90065964)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)	Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
Hazelwood Investment Company Pty Limited (ACN 75041360)	HFV6 PTY LIMITED (ACN 76980740)
HIC Finance Pty Limited (ACN 75495528)	Homepath Pty Limited (ACN 81986530)
Infravest (No 1) Limited (ACN 60472522)	Infravest (No 2) Limited (ACN 71656865)
Investment Co Pty Ltd (ACN 83405627)	Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Jacques Martin Pty Ltd (ACN 6100830)	Keystone Financial Services Ltd (ACN 65021418)
Lazarose Pty Ltd (ACN 3816448)	Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)	MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Nimitz Nominees Pty Ltd (ACN 3505959)	P. and B. Properties Pty Ltd (ACN 9499512)
Perpetual Stock Pty Limited (ACN 65094886)	PFM Holdings Pty Ltd (ACN 3290597)
Preferred Capital Limited (ACN 101 938 176)	Retail Investor Pty Limited (ACN 60625194)
RVG Administration Company Pty Limited (ACN 70835344)	S.B.T. Properties Pty Ltd (ACN 9517328)
SBN Nominees Pty Ltd (ACN 3501773)	SBSSW (Delaware) Inc (ACN)
SBV Nominees Limited (ACN 6291854)	Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Custodian Pty Limited (ACN 76980704)	Senbary Pty Limited (ACN 83183242)
Share Investments Pty Limited (ACN 54210276)	SIF Railway No 1 Pty Limited (ACN 96458730)
SIF Railway No 2 Pty Limited (ACN 96458758)	SME Custodians Pty Ltd (ACN 81924110)
SME Equities Limited (ACN 78207780)	SME Growth Limited (ACN 79678194)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)	Sparad (No 24) Pty Limited (ACN 57975087)
Sparad (No 26) Pty Limited (ACN 54797965)	State Nominees Limited (ACN 677350)
Super Partners Pty Limited (ACN 81837961)	Tactical Global Management Limited (ACN 77796411)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)	Vanoti Pty Ltd (ACN 3519284)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)	Wezen Pty Ltd (ACN 3501817)

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 25/07/2007

John Damien Hatton – Company Secretary

Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund

Date	Registered Company	Transaction type	Quantity	Consideration
13 Jun 2007	Citicorp Nominees Pty Limited	SELL	-38991	-577401
14 Jun 2007	Citicorp Nominees Pty Limited	SELL	-24892	-369621
18 Jun 2007	Citicorp Nominees Pty Limited	SELL	-3105	-46607
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-7123	-106094
21 Jun 2007	Citicorp Nominees Pty Limited	SELL	-2774	-40978
22 Jun 2007	Citicorp Nominees Pty Limited	SELL	-4079	-61060
25 Jun 2007	Citicorp Nominees Pty Limited	SELL	-7315	-108222
27 Jun 2007	Citicorp Nominees Pty Limited	SELL	-6212	-90299
28 Jun 2007	Citicorp Nominees Pty Limited	SELL	-23437	-333241
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	172	2472
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	3316	47700
02 Jul 2007	Citicorp Nominees Pty Limited	SELL	-9876	-140125
02 Jul 2007	Citicorp Nominees Pty Limited	SELL	-1675	-23802
04 Jul 2007	Citicorp Nominees Pty Limited	SELL	-3915	-55258
04 Jul 2007	Citicorp Nominees Pty Limited	SELL	-2169	-30670
09 Jul 2007	Citicorp Nominees Pty Limited	SELL	-10541	-151981
19 Jul 2007	Citicorp Nominees Pty Limited	SELL	-10298	-143796
25 Jul 2007	Citicorp Nominees Pty Limited	SELL	-16619	-227096
Total			**-169533**	**-2456079**
Entity Total			**-169533**	**-2456079**

CommSec Trading Limited

Date	Registered Company	Transaction type	Quantity	Consideration
13 Jun 2007	Share Direct Nominees Pty Limited	BUY	38	565
13 Jun 2007	Share Direct Nominees Pty Limited	BUY	53	782
13 Jun 2007	Share Direct Nominees Pty Limited	BUY	102	1516
13 Jun 2007	Share Direct Nominees Pty Limited	BUY	128	1902
13 Jun 2007	Share Direct Nominees Pty Limited	BUY	151	2236
13 Jun 2007	Share Direct Nominees Pty Limited	BUY	201	2987
13 Jun 2007	Share Direct Nominees Pty Limited	BUY	251	3710
13 Jun 2007	Share Direct Nominees Pty Limited	BUY	377	5602
13 Jun 2007	Share Direct Nominees Pty Limited	BUY	467	6916
13 Jun 2007	Share Direct Nominees Pty Limited	BUY	498	7360
13 Jun 2007	Share Direct Nominees Pty Limited	BUY	554	8232
13 Jun 2007	Share Direct Nominees Pty Limited	BUY	1582	23445
13 Jun 2007	Share Direct Nominees Pty Limited	BUY	2000	29620
13 Jun 2007	Share Direct Nominees Pty Limited	BUY	2753	40689
13 Jun 2007	Share Direct Nominees Pty Limited	BUY	2947	43498
14 Jun 2007	Share Direct Nominees Pty Limited	SELL	-1000	-14940
14 Jun 2007	Share Direct Nominees Pty Limited	SELL	-982	-14671
14 Jun 2007	Share Direct Nominees Pty Limited	SELL	-518	-7739
14 Jun 2007	Share Direct Nominees Pty Limited	SELL	-500	-7470
20 Jun 2007	Share Direct Nominees Pty Limited	SELL	-2000	-29980
22 Jun 2007	Share Direct Nominees Pty Limited	SELL	-7430	-111301
25 Jun 2007	Share Direct Nominees Pty Limited	BUY	320	4736

25 Jun 2007	Share Direct Nominees Pty Limited	BUY	563	8332
25 Jun 2007	Share Direct Nominees Pty Limited	BUY	1117	16532
25 Jun 2007	Share Direct Nominees Pty Limited	BUY	2000	29520
25 Jun 2007	Share Direct Nominees Pty Limited	BUY	2500	37050
25 Jun 2007	Share Direct Nominees Pty Limited	BUY	3700	54686
25 Jun 2007	Share Direct Nominees Pty Limited	BUY	5000	74000
25 Jun 2007	Share Direct Nominees Pty Limited	BUY	10000	147700
25 Jun 2007	Share Direct Nominees Pty Limited	BUY	29653	437975
27 Jun 2007	Share Direct Nominees Pty Limited	BUY	34	495
27 Jun 2007	Share Direct Nominees Pty Limited	BUY	478	6964
27 Jun 2007	Share Direct Nominees Pty Limited	BUY	488	7110
27 Jun 2007	Share Direct Nominees Pty Limited	BUY	5000	72850
28 Jun 2007	Share Direct Nominees Pty Limited	BUY	424	6025
28 Jun 2007	Share Direct Nominees Pty Limited	BUY	2000	28400
28 Jun 2007	Share Direct Nominees Pty Limited	BUY	2000	28540
28 Jun 2007	Share Direct Nominees Pty Limited	BUY	4126	58630
28 Jun 2007	Share Direct Nominees Pty Limited	SELL	-90000	-1350000
28 Jun 2007	Share Direct Nominees Pty Limited	SELL	-515	-7401
29 Jun 2007	Share Direct Nominees Pty Limited	SELL	-518	-7444
03 Jul 2007	Share Direct Nominees Pty Limited	SELL	-294	-4231
05 Jul 2007	Share Direct Nominees Pty Limited	BUY	8550	121596
05 Jul 2007	Share Direct Nominees Pty Limited	SELL	-5692	-79290
05 Jul 2007	Share Direct Nominees Pty Limited	SELL	-1604	-22344
05 Jul 2007	Share Direct Nominees Pty Limited	SELL	-250	-3483
05 Jul 2007	Share Direct Nominees Pty Limited	SELL	-54	-752
09 Jul 2007	Share Direct Nominees Pty Limited	SELL	-806	-11832
10 Jul 2007	Share Direct Nominees Pty Limited	BUY	1100	15708
17 Jul 2007	Share Direct Nominees Pty Limited	BUY	9200	128800
17 Jul 2007	Share Direct Nominees Pty Limited	SELL	-8550	-121596
Total			**-20358**	**-329765**

Entity Total			**-20358**	**-329765**

The Colonial Mutual Life Assurance Society Limited

Date	Registered Company	Transaction type	Quantity	Consideration
15 Jun 2007	Citicorp Nominees Pty Limited	SELL	-2014	-30190
15 Jun 2007	Citicorp Nominees Pty Limited	SELL	-116	-1739
15 Jun 2007	Citicorp Nominees Pty Limited	SELL	-39	-585
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-22016	-328038
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-3530	-52597
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-2237	-33331
29 Jun 2007	Citicorp Nominees Pty Limited	SELL	-73775	-1053442
Total			**-103727**	**-1499922**

Entity Total			**-103727**	**-1499922**

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
23 Jul 2007	BNP Paribas Securities	SELL	-18398	-258336
23 Jul 2007	BNP Paribas Securities	SELL	-6450	-90667
24 Jul 2007	BNP Paribas Securities	SELL	-35117	-488869
25 Jul 2007	BNP Paribas Securities	SELL	-72866	-995546
25 Jul 2007	BNP Paribas Securities	SELL	-6194	-84455
Total			**-139025**	**-1917873**

Date	Registered Company	Transaction type	Quantity	Consideration

14 Jun 2007	Citicorp Nominees Pty Limited	SELL	-4300	-63857
15 Jun 2007	Citicorp Nominees Pty Limited	SELL	-20000	-298502
15 Jun 2007	Citicorp Nominees Pty Limited	SELL	-3556	-53304
20 Jun 2007	Citicorp Nominees Pty Limited	BUY	25000	374780
21 Jun 2007	Citicorp Nominees Pty Limited	BUY	30000	442659
29 Jun 2007	Citicorp Nominees Pty Limited	SELL	-67925	-969909
02 Jul 2007	Citicorp Nominees Pty Limited	BUY	6129	86174
02 Jul 2007	Citicorp Nominees Pty Limited	BUY	43500	615329
02 Jul 2007	Citicorp Nominees Pty Limited	BUY	56500	805087
03 Jul 2007	Citicorp Nominees Pty Limited	BUY	85215	1214829
09 Jul 2007	Citicorp Nominees Pty Limited	SELL	-89612	-1292175
20 Jul 2007	Citicorp Nominees Pty Limited	SELL	-20000	-283158
23 Jul 2007	Citicorp Nominees Pty Limited	SELL	-232	-3258
23 Jul 2007	Citicorp Nominees Pty Limited	SELL	-82	-1153
24 Jul 2007	Citicorp Nominees Pty Limited	SELL	-703	-9787
25 Jul 2007	Citicorp Nominees Pty Limited	SELL	-20116	-274856
25 Jul 2007	Citicorp Nominees Pty Limited	SELL	-1710	-23317
25 Jul 2007	Citicorp Nominees Pty Limited	SELL	-1465	-20017
25 Jul 2007	Citicorp Nominees Pty Limited	SELL	-125	-1704
Total			**16518**	**243861**

Date	Registered Company	Transaction type	Quantity	Consideration
29 Jun 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-12418	-177329
Total			**-12418**	**-177329**

Date	Registered Company	Transaction type	Quantity	Consideration
29 Jun 2007	National Nominees Limited	SELL	-4808	-68565
Total			**-4808**	**-68565**

Entity Total			**-139733**	**-1919906**

Colonial First State Investment Limited (3)

Date	Registered Company	Transaction type	Quantity	Consideration
13 Jun 2007	Citicorp Nominees Pty Limited	BUY	21112	314956
13 Jun 2007	Citicorp Nominees Pty Limited	BUY	21900	326422
13 Jun 2007	Citicorp Nominees Pty Limited	BUY	100514	1499501
13 Jun 2007	Citicorp Nominees Pty Limited	SELL	-5849	-86615
14 Jun 2007	Citicorp Nominees Pty Limited	BUY	2100	31310
14 Jun 2007	Citicorp Nominees Pty Limited	SELL	-5047	-74943
15 Jun 2007	Citicorp Nominees Pty Limited	BUY	9000	134679
15 Jun 2007	Citicorp Nominees Pty Limited	SELL	-27368	-408251
18 Jun 2007	Citicorp Nominees Pty Limited	BUY	3200	48177
18 Jun 2007	Citicorp Nominees Pty Limited	SELL	-610	-9168
18 Jun 2007	Citicorp Nominees Pty Limited	SELL	-591	-8871
20 Jun 2007	Citicorp Nominees Pty Limited	BUY	5447	81463
20 Jun 2007	Citicorp Nominees Pty Limited	BUY	10893	162906
20 Jun 2007	Citicorp Nominees Pty Limited	BUY	13000	194193
20 Jun 2007	Citicorp Nominees Pty Limited	BUY	16339	243987
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-16128	-240830
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1377	-20510
21 Jun 2007	Citicorp Nominees Pty Limited	BUY	3800	56246
21 Jun 2007	Citicorp Nominees Pty Limited	SELL	-515	-7608
22 Jun 2007	Citicorp Nominees Pty Limited	SELL	-779	-11661
25 Jun 2007	Citicorp Nominees Pty Limited	SELL	-17731	-262134
25 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1287	-19041
26 Jun 2007	Citicorp Nominees Pty Limited	SELL	-21008	-309260
27 Jun 2007	Citicorp Nominees Pty Limited	SELL	-26675	-386852

27 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1031	-14987
28 Jun 2007	Citicorp Nominees Pty Limited	BUY	23000	330510
28 Jun 2007	Citicorp Nominees Pty Limited	SELL	-19058	-271143
28 Jun 2007	Citicorp Nominees Pty Limited	SELL	-3328	-47319
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	1885	27025
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	5655	81069
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	5655	81082
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	5800	83560
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	8549	122564
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	18800	268859
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	25646	367654
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	25646	367714
29 Jun 2007	Citicorp Nominees Pty Limited	BUY	26297	378856
29 Jun 2007	Citicorp Nominees Pty Limited	SELL	-23956	-341869
29 Jun 2007	Citicorp Nominees Pty Limited	SELL	-17652	-251906
29 Jun 2007	Citicorp Nominees Pty Limited	SELL	-8574	-122357
02 Jul 2007	Citicorp Nominees Pty Limited	BUY	1900	26828
02 Jul 2007	Citicorp Nominees Pty Limited	BUY	8165	116071
02 Jul 2007	Citicorp Nominees Pty Limited	BUY	37022	526295
02 Jul 2007	Citicorp Nominees Pty Limited	BUY	38790	549930
02 Jul 2007	Citicorp Nominees Pty Limited	SELL	-20843	-295148
02 Jul 2007	Citicorp Nominees Pty Limited	SELL	-1515	-21496
02 Jul 2007	Citicorp Nominees Pty Limited	SELL	-256	-3638
03 Jul 2007	Citicorp Nominees Pty Limited	BUY	419	5983
03 Jul 2007	Citicorp Nominees Pty Limited	BUY	3770	53690
03 Jul 2007	Citicorp Nominees Pty Limited	BUY	17097	243485
03 Jul 2007	Citicorp Nominees Pty Limited	SELL	-26722	-379949
03 Jul 2007	Citicorp Nominees Pty Limited	SELL	-20843	-297777
04 Jul 2007	Citicorp Nominees Pty Limited	BUY	481	6806
04 Jul 2007	Citicorp Nominees Pty Limited	BUY	2819	39861
04 Jul 2007	Citicorp Nominees Pty Limited	SELL	-20304	-286850
05 Jul 2007	Citicorp Nominees Pty Limited	BUY	12032	168331
05 Jul 2007	Citicorp Nominees Pty Limited	BUY	80000	1116386
05 Jul 2007	Citicorp Nominees Pty Limited	SELL	-32071	-447555
05 Jul 2007	Citicorp Nominees Pty Limited	SELL	-1914	-26775
05 Jul 2007	Citicorp Nominees Pty Limited	SELL	-105	-1476
06 Jul 2007	Citicorp Nominees Pty Limited	BUY	2187	31447
09 Jul 2007	Citicorp Nominees Pty Limited	SELL	-6617	-95340
09 Jul 2007	Citicorp Nominees Pty Limited	SELL	-1670	-24078
10 Jul 2007	Citicorp Nominees Pty Limited	SELL	-24672	-350392
11 Jul 2007	Citicorp Nominees Pty Limited	BUY	2000	27860
11 Jul 2007	Citicorp Nominees Pty Limited	SELL	-23727	-331743
12 Jul 2007	Citicorp Nominees Pty Limited	BUY	2600	36084
12 Jul 2007	Citicorp Nominees Pty Limited	BUY	7423	102048
13 Jul 2007	Citicorp Nominees Pty Limited	SELL	-15821	-221046
16 Jul 2007	Citicorp Nominees Pty Limited	BUY	107535	1481713
17 Jul 2007	Citicorp Nominees Pty Limited	SELL	-10422	-145612
18 Jul 2007	Citicorp Nominees Pty Limited	BUY	59194	829442
18 Jul 2007	Citicorp Nominees Pty Limited	SELL	-57800	-804947
18 Jul 2007	Citicorp Nominees Pty Limited	SELL	-3700	-51694
19 Jul 2007	Citicorp Nominees Pty Limited	SELL	-23568	-329276
19 Jul 2007	Citicorp Nominees Pty Limited	SELL	-1841	-25707
20 Jul 2007	Citicorp Nominees Pty Limited	BUY	1300	18161
20 Jul 2007	Citicorp Nominees Pty Limited	BUY	22238	312017
24 Jul 2007	Citicorp Nominees Pty Limited	BUY	3069	42795
24 Jul 2007	Citicorp Nominees Pty Limited	SELL	-1335	-18744
25 Jul 2007	Citicorp Nominees Pty Limited	BUY	3027	41505
25 Jul 2007	Citicorp Nominees Pty Limited	BUY	12500	171255
25 Jul 2007	Citicorp Nominees Pty Limited	BUY	62967	864492
25 Jul 2007	Citicorp Nominees Pty Limited	SELL	-2381	-32536

Total			**346082**	**4928114**
Entity Total			**346082**	**4928114**

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
15 Jun 2007	Citicorp Nominees Pty Limited	SELL	-2361	-35391
15 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1982	-29710
15 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1407	-21091
15 Jun 2007	Citicorp Nominees Pty Limited	SELL	-451	-6760
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-21495	-320276
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-16110	-240039
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-11783	-175567
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-2352	-35045
20 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1202	-17910
21 Jun 2007	Citicorp Nominees Pty Limited	SELL	-838812	-12378422
21 Jun 2007	Citicorp Nominees Pty Limited	SELL	-30000	-442659
22 Jun 2007	Citicorp Nominees Pty Limited	SELL	-131188	-1946918
27 Jun 2007	Citicorp Nominees Pty Limited	SELL	-88002	-1281625
27 Jun 2007	Citicorp Nominees Pty Limited	SELL	-73005	-1063142
27 Jun 2007	Citicorp Nominees Pty Limited	SELL	-29595	-431009
27 Jun 2007	Citicorp Nominees Pty Limited	SELL	-24550	-357512
27 Jun 2007	Citicorp Nominees Pty Limited	SELL	-13071	-190361
27 Jun 2007	Citicorp Nominees Pty Limited	SELL	-10843	-157902
27 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1932	-28137
27 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1602	-23329
27 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1502	-21822
28 Jun 2007	Citicorp Nominees Pty Limited	SELL	-53093	-757782
28 Jun 2007	Citicorp Nominees Pty Limited	SELL	-17855	-254840
28 Jun 2007	Citicorp Nominees Pty Limited	SELL	-7886	-112555
28 Jun 2007	Citicorp Nominees Pty Limited	SELL	-1166	-16642
29 Jun 2007	Citicorp Nominees Pty Limited	SELL	-115867	-1654478
29 Jun 2007	Citicorp Nominees Pty Limited	SELL	-15302	-218499
02 Jul 2007	Citicorp Nominees Pty Limited	SELL	-79448	-1122893
02 Jul 2007	Citicorp Nominees Pty Limited	SELL	-43500	-615329
03 Jul 2007	Citicorp Nominees Pty Limited	SELL	-24400	-347943
06 Jul 2007	Citicorp Nominees Pty Limited	BUY	145904	2102404
06 Jul 2007	Citicorp Nominees Pty Limited	SELL	-325000	-4669012
06 Jul 2007	Citicorp Nominees Pty Limited	SELL	-250000	-3595338
06 Jul 2007	Citicorp Nominees Pty Limited	SELL	-145904	-2102404
13 Jul 2007	Citicorp Nominees Pty Limited	SELL	-52000	-726135
16 Jul 2007	Citicorp Nominees Pty Limited	SELL	-153038	-2098193
17 Jul 2007	Citicorp Nominees Pty Limited	SELL	-94000	-1312628
18 Jul 2007	Citicorp Nominees Pty Limited	SELL	-35000	-488744
19 Jul 2007	Citicorp Nominees Pty Limited	BUY	7608	106542
19 Jul 2007	Citicorp Nominees Pty Limited	SELL	-20577	-287340
23 Jul 2007	Citicorp Nominees Pty Limited	SELL	-120109	-1686514
23 Jul 2007	Citicorp Nominees Pty Limited	SELL	-89564	-1257615
23 Jul 2007	Citicorp Nominees Pty Limited	SELL	-54688	-767903
23 Jul 2007	Citicorp Nominees Pty Limited	SELL	-42108	-591907
23 Jul 2007	Citicorp Nominees Pty Limited	SELL	-31400	-441386
23 Jul 2007	Citicorp Nominees Pty Limited	SELL	-19173	-269513
23 Jul 2007	Citicorp Nominees Pty Limited	SELL	-5774	-81076
23 Jul 2007	Citicorp Nominees Pty Limited	SELL	-2024	-28451
23 Jul 2007	Citicorp Nominees Pty Limited	SELL	-1187	-16642
24 Jul 2007	Citicorp Nominees Pty Limited	SELL	-220357	-3067620
24 Jul 2007	Citicorp Nominees Pty Limited	SELL	-142020	-1977080
24 Jul 2007	Citicorp Nominees Pty Limited	SELL	-102715	-1429909

24 Jul 2007	Citicorp Nominees Pty Limited	SELL	-21277	-296200
24 Jul 2007	Citicorp Nominees Pty Limited	SELL	-9732	-135480
25 Jul 2007	Citicorp Nominees Pty Limited	SELL	-456979	-6243567
25 Jul 2007	Citicorp Nominees Pty Limited	SELL	-294790	-4027627
25 Jul 2007	Citicorp Nominees Pty Limited	SELL	-213179	-2912601
25 Jul 2007	Citicorp Nominees Pty Limited	SELL	-38846	-529664
25 Jul 2007	Citicorp Nominees Pty Limited	SELL	-37997	-519142
25 Jul 2007	Citicorp Nominees Pty Limited	SELL	-25059	-341679
25 Jul 2007	Citicorp Nominees Pty Limited	SELL	-20175	-275645
25 Jul 2007	Citicorp Nominees Pty Limited	SELL	-18121	-247079
25 Jul 2007	Citicorp Nominees Pty Limited	SELL	-3230	-44041
25 Jul 2007	Citicorp Nominees Pty Limited	SELL	-1715	-23384
Total			**-4555988**	**-64588161**

Entity Total			**-4555988**	**-64588161**

Avanteos Investments Limited

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
24 Jul 2007	Avanteos Investments Limited	BUY	1380	19403
Total			**1380**	**19403**

Entity Total			**1380**	**19403**

Grand Total			**-4641877**	**-65846311**

End of Annexure B

2

RECEIVED
2007 OCT 14 P 2:05

ARISTOCRAT LIFTS NET PROFIT 20% IN FIRST HALF

Sydney, 23 August 2007

Aristocrat Leisure Limited (ASX: ALL) today announced the Company's results for the half year ended 30 June 2007.

Key points include:

- Net profit after tax and minorities of $125.9 million, a 20.2% increase on the $104.7 million profit for the first half of 2006. This is despite overall market and regulatory conditions across the Company's three largest regions - Australia, North America and Japan - remaining difficult throughout the period;
- The Company's businesses in emerging markets - Asia-Pacific, Europe and South Africa – posted strong operating revenue and profit growth as gaming markets in these regions continue to grow and develop;
- The strong Australian dollar reducing reported earnings by some $10.7 million (7.8%). At like-for-like exchange rates, earnings per share increased 31.1%;
- The ongoing commitment to investment in research and development saw expenditure increase $10.5 million (24.2%) to $53.9 million - spread across games, systems and server based gaming initiatives;
- Operating cash flow 246.6% higher than the prior corresponding period;
- A 16.7% increase in the interim dividend to 14 cents per share (fully franked), representing a 52.0% payout of first half profits.

Chief Executive Officer and Managing Director of Aristocrat, Mr Paul Oneile said "Overall I am pleased with the progress we are making, although we have experienced issues over the period in both our key markets and with the strengthening of the Australian dollar. To post growth of 20% in these circumstances demonstrates the strength of our underlying business and global operating model.

"I am particularly pleased with our results in emerging markets, where we have captured a significant share of new opportunities. This provides us with confidence about the Company's potential given the expansion we anticipate over the next few years in these regions," he added.

Mr Oneile concluded, "We are determined not to compromise our future for short term profitability and have again increased our investment in research and development with spend rising $10.5 million (up 24.2%) during the half. This

investment is focused on ensuring we are well placed to capture a large share of the anticipated expansion of global gaming markets over the next few years."

Operating sector key points include:

- Australian revenue increased 1.3% following a sustained decline over the previous three years, while profits increased 3.9% to $40.1 million. These improvements reflect improved product mix and pricing in a market where operator expenditure has been largely directed towards dealing with the impacts of smoking legislation;

- North American revenue improved 5.7% while profit was flat when measured in local currency terms. This result reflects improved pricing on lower volumes due to a subdued replacement cycle and only minor market expansion opportunities;

- Japanese revenue improved by $30.3 million, with a total of 11,063 units sold. This is a significant improvement on the prior corresponding period, but substantially below earlier expectations of 20,000 units as a result of a shortfall of sales of Danceman™ in a highly uncertain marketplace;

- Strong growth was generally reported from businesses in emerging markets, in particular Asia-Pacific, Europe and South Africa, where in overall terms (in local currency) revenue more than doubled and profits were up almost 200%.

Results compared with the prior corresponding period:

	Constant Currency^ H1 2007 $ Million	**Reported H1 2007 $ Million**	**Reported H1 2006 $ Million**	**Constant Currency^ Variance**	**Reported Variance**
Total Revenue from Ordinary Activities	605.1	565.8	495.9	+22.0%	+14.1%
Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA)	201.2	186.5	161.3	+24.7%	+15.6%
Earnings before Interest and Tax (EBIT)	181.7	168.2	146.2	+24.3%	+15.0%
Profit after Tax and Minority Interest	136.6	125.9	104.7	+30.5%	+20.2%
Operating Cash Flow	69.7	65.5	18.9	+268.8%	+246.6%
Net Debt	183.4	177.1	103.2	+77.7%	+71.6%
Fully Diluted Earnings per Share	29.1c	26.8c	22.2c	+31.1%	+20.7%
Interim Dividend per Share	14c	14c	12c	+16.7%	+16.7%

^ Adjusted for translational and transactional exchange rates using rates applying in H1 2006

DIVIDEND

The Board has approved an interim dividend in respect of the year ended 31 December 2007 of 14 cents per share, a 16.7% increase on the prior year interim dividend. The interim dividend, payable on 18 September 2007, will be fully franked.

The Dividend Reinvestment Plan will apply in respect of this dividend on a basis similar to that applying for the 2006 final dividend, with shares acquired on-market to satisfy obligations under the plan.

OUTLOOK

The Company remains confident that momentum in the business is positive and its business fundamentals remain intact. The operating environment in the second half, although on an improving trend, will remain difficult in each of the major markets.

The key factors influencing the overall result for the year remain the continuing uncertainties in the Japanese market, the level of success of the Company's 5 reel stepper product in North America and exchange rates.

The catalysts for the next step of gaming expansion are falling into place and the Company continues to see strong growth potential as global gaming markets open up.

Enquiries

Financial: Simon Kelly (612) 9413 6601
Chief Financial Officer

Media: Tim Allerton (61) (0) 412 715 707
City Public Relations

Aristocrat Leisure Limited (ASX: ALL) is a leading global provider of gaming solutions that consistently outperform the competition. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world. Aristocrat offers a diverse range of products and services including electronic gaming machines, interactive video terminal systems, electronic tables, and casino management systems. For further information visit the Company's website at www.aristocratgaming.com.

3

ARISTOCRAT

ARISTOCRAT ANNOUNCES NEXT PHASE OF CAPITAL MANAGEMENT PROGRAM

Sydney, 23 August 2007

Aristocrat Leisure Limited (ASX: ALL) today announced the next stage of its capital management program.

The Company has a demonstrated track record of quality earnings and strong cash flow, and retains only a relatively small level of net debt. The Company continues to monitor and evaluate its strategic opportunities, however with limited demands for capital to support its projected organic growth combined with tight controls over working capital and a continued focus on cash flow management, it intends to bring a more optimal level of gearing onto the balance sheet.

This will be effected through:

- an ongoing flow of fully franked dividends which, subject to the Company's franking ability, are expected to approximate 60% – 70% of annual earnings; and
- the payment of supplementary unfranked dividends totaling 20 cents per annum, payable as two supplementary dividends of 10 cents each, payable in January and July each year, commencing January 2008.

In addition, the Company intends to commence an on-market share buyback program of up to $100 million per annum over a 3-5 year timeframe, subject to the appropriate operating and market circumstances prevailing at the time. The Company will not be in a position to formalise this program before January 2008.

The Company expects to continue the payment of supplementary unfranked dividends on an ongoing basis and to complete the proposed on-market share buyback program over the planned time horizon, subject to its overall earnings performance, alternative strategic demands on funds or alternative, more effective, capital management opportunities becoming available. In addition, this proposal remains subject to the receipt of a favourable ruling from the Australian Taxation Office.

This capital management initiative follows a capital return, on-market share buybacks and the acquisition of shares to satisfy employee share based remuneration obligations which collectively have distributed almost $400 million since October 2004, with a total of 24.7 million shares (5.2% of opening share capital) acquired over that time.

The Board is confident that this initiative leaves the Company with ample financial flexibility and its actions are consistent with its overall capital management objectives of maintaining a conservative funding structure, which provides sufficient flexibility to fund the operational demands of the business and to underwrite any strategic opportunities.

Enquiries

Financial: Simon Kelly (612) 9413 6601
Chief Financial Officer

Media: Tim Allerton (61) (0) 412 715 707
City Public Relations

Aristocrat Leisure Limited (ASX: ALL) is a leading global provider of gaming solutions that consistently outperform the competition. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world. Aristocrat offers a diverse range of products and services including electronic gaming machines, interactive video terminal systems, electronic tables, and casino management systems. For further information visit the Company's website at www.aristocratgaming.com.

ARISTOCRAT LEISURE LIMITED

A.B.N. 44 002 818 368

APPENDIX 4D

Half-Year Report

Half-year ended: 30 June 2007

Previous corresponding period: 30 June 2006

Results for announcement to the market				June 2007 $'000
Revenue from ordinary activities	up	14.1%	to	565,845
Profit from ordinary activities after tax attributable to members	up	19.8%	to	126,148
Net profit for the period attributable to members	up	19.8%	to	126,148
Earnings before interest and tax	up	15.0%	to	168,208
Operating cash flow	up	246.6%	to	65,477

Dividends	Amount per security	Franked amount per security	Record date for determining entitlements to dividends
Current year – 2007:			
- Interim dividend	14.0c	14.0c	4 September 2007
- Final dividend	na	na	7 March 2008
Previous year – 2006:			
- Interim dividend	12.0c	12.0c	
- Final dividend	24.0c	24.0c	

Net tangible assets	June 2007	June 2006
Net tangible assets per security	$ 0.37	$ 0.36

For further explanation of the above figures please refer to the Director's report, media release, management discussion and analysis and market presentations. Other financial information required by the Appendix 4D is contained in the financial statements.

aristocrat

financial statements for the half-year ended 30 June 2007

These financial statements do not include all the notes of the type normally included in an annual financial report. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 31 December 2006 and any public announcements made by Aristocrat Leisure Limited during the reporting period and up to the date of these financial statements, in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Aristocrat Leisure Limited ABN 44 002 818 368

Contents

These financial statements do not include all the notes of the type normally included in an annual financial report. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 31 December 2006 and any public announcements made by Aristocrat Leisure Limited during the reporting period and up to the date of these financial statements, in accordance with the continuous disclosure requirements of the *Corporations Act 2001.*

Consolidated income statement

for the half-year ended 30 June 2007

	Notes	Half-year 2007 $'000	2006 $'000
Revenue from operating activities	3	558,079	480,651
Cost of revenue from operating activities		(228,635)	(201,599)
Gross profit		329,444	279,052
Other revenue and other income	3	7,766	15,284
Research and development costs		(53,923)	(43,445)
Sales and marketing costs		(50,765)	(41,906)
General and administration costs		(66,354)	(53,648)
Realised exchange differences arising from the settlement of a long term loan which formed part of the net investment in a foreign operation	3	-	(5,975)
Finance costs		(6,501)	(7,062)
Share of net profits of jointly controlled entity		6,564	3,957
Profit from ordinary activities before income tax expense		166,231	146,257
Income tax expense		(40,083)	(40,918)
Profit from ordinary activities after income tax expense		126,148	105,339
Profit is attributable to:			
Members of Aristocrat Leisure Limited		125,870	104,742
Minority interest		278	597
		126,148	105,339
Earnings per share for profit attributable to the ordinary equity holders of the Company			
		Cents	Cents
Basic earnings per share	7	26.9	22.4
Diluted earnings per share	7	26.8	22.2

The above income statement should be read in conjunction with the accompanying notes.

Consolidated balance sheet

as at 30 June 2007

	30 June 2007 $'000	31 December 2006 $'000
CURRENT ASSETS		
Cash and cash equivalents	**86,120**	123,496
Receivables	**220,833**	204,416
Inventories	**83,722**	69,902
Financial assets	**7,234**	7,606
Other assets	**4,155**	1,797
	402,064	407,217
Non-current assets classified as held for sale	**4,600**	4,600
Total current assets	**406,664**	411,817
NON-CURRENT ASSETS		
Receivables	**43,552**	53,613
Financial assets	**111,695**	106,088
Property, plant and equipment	**123,330**	117,846
Deferred tax assets	**38,897**	42,206
Intangible assets	**134,746**	146,392
Total non-current assets	**452,220**	466,145
Total assets	**858,884**	877,962
CURRENT LIABILITIES		
Payables	**149,906**	190,429
Borrowings	**110,000**	-
Current tax liabilities	**21,306**	46,417
Provisions	**18,177**	24,774
Other liabilities	**36,304**	19,118
Total current liabilities	**335,693**	280,738
NON-CURRENT LIABILITIES		
Borrowings	**153,175**	164,287
Provisions	**18,661**	20,039
Other liabilities	**42,527**	47,929
Total non-current liabilities	**214,363**	232,255
Total liabilities	**550,056**	512,993
Net assets	**308,828**	364,969
EQUITY		
Contributed equity	**1,249**	53,633
Reserves	**(103,374)**	(85,131)
Retained earnings	**409,727**	395,420
Parent entity interest	**307,602**	363,922
Minority interest	**1,226**	1,047
Total equity	**308,828**	364,969

The above balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity

for the half-year ended 30 June 2007

	Half-year 2007 $'000	2006 $'000
Total equity at the beginning of the half-year	**364,969**	351,557
Net movement in foreign currency translation reserve	**(16,121)**	13,588
Changes in fair value of available-for-sale financial assets	**7,772**	882
Net income recognised directly in equity	**(8,349)**	14,470
Profit for the half-year	**126,148**	105,339
Total recognised income and expense for the half-year	**117,799**	119,809
Transactions with equity holders in their capacity as equity holders		
Shares bought back on-market and cancelled (including transaction costs)	**(52,432)**	(16,848)
Issues of ordinary shares as re-investment of unpresented dividend cheques	**48**	-
	(52,384)	(16,848)
Net movement in share-based payments reserve	**8,077**	10,202
Net movement in share-based payments trust reserve	**(17,972)**	(47,291)
Equity dividends	**(111,562)**	(93,821)
Shareholders' equity attributable to minority interest on partial sale of subsidiary	**-**	456
Net movement in reserves attributable to minority interest	**(99)**	-
	(173,940)	(147,302)
Total equity at the end of the half-year	**308,828**	324,064
Total recognised income and expense for the half-year is attributable to:		
Members of Aristocrat Leisure Limited	**117,623**	119,212
Minority interest	**176**	597
	117,799	119,809

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated cash flow statement

for the half-year ended 30 June 2007

	Note	Half-year 2007 $'000	2006 $'000
Cash flows from operating activities			
Receipts from customers (inclusive of goods and services tax)		**609,811**	651,335
Payment to suppliers and employees (inclusive of goods and services tax)		**(480,687)**	(533,506)
		129,124	117,829
Other income		**1,200**	251
Interest received		**4,031**	6,447
Finance costs		**(6,464)**	(5,597)
Income taxes paid		**(62,414)**	(100,029)
Net cash inflow from operating activities		**65,477**	18,901
Cash flows from investing activities			
Payment for purchase of controlled entity net of cash acquired		**-**	(70,620)
Payment for property, plant and equipment		**(24,741)**	(16,840)
Payment for intangibles		**(1,012)**	(1,106)
Payment for investments in associates		**(3,072)**	(59,110)
Payment for available-for-sale financial assets		**-**	(11,657)
Loan to non-related party		**-**	(8,984)
Proceeds from sale of share in subsidiary		**-**	8,217
Proceeds from sale of property, plant and equipment		**588**	630
Net cash outflow from investing activities		**(28,237)**	(159,470)
Cash flows from financing activities			
Proceeds from issue and exercise of options under the Employee Share Option Plan		**2,129**	3,707
Shares purchased by trust		**(17,971)**	(43,337)
Payment for shares bought back		**(52,384)**	(16,841)
Proceeds from borrowings		**110,000**	107,851
Dividends paid	4	**(111,562)**	(93,821)
Net cash outflow from financing activities		**(69,788)**	(42,441)
Net (decrease) / increase in cash and cash equivalents held		**(32,548)**	(183,010)
Cash and cash equivalents at the beginning of the half-year		**123,496**	359,532
Effects of exchange rate changes on cash and cash equivalents		**(4,828)**	3,032
Cash and cash equivalents at the end of the half-year		**86,120**	179,554

The above statement of cash flow should be read in conjunction with the accompanying notes.

Note 1. Basis of preparation of half-year report

This general purpose financial report for the interim half-year reporting period ended 30 June 2007 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this financial report is to be read in conjunction with the annual report for the year ended 31 December 2006 and any public announcements made by Aristocrat Leisure Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Apart from the changes in accounting policy noted below, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Changes in Accounting Policy

Since 1 January 2007 the Group has adopted the following Standards and Interpretations, mandatory for annual periods beginning on or after 1 January 2007. The Group has assessed the impact of adopting these Standards and Interpretations and do not believe that there is an effect on the financial position or performance of the Group. These Standards and Interpretations will be disclosed in the 2007 financial report.

- AASB 7 *Financial Instruments: Disclosures*
- AASB 2005-10 *Amendments to Australian Accounting Standards (AASB 132, 101, 114, 117, 133, 139, 1, 4, 1023 and 1038).*

Notes to the consolidated financial statements
for the half-year ended 30 June 2007

Note 2. Segment information

Primary reporting - geographical segments

Half-year 2007	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Total continuing operations $'000	Inter-segment eliminations / unallocated $'000	Consolidated $'000
Sales to external customers	117,932	264,459	5,702	39,875	9,831	120,280	558,079	-	558,079
Inter-segment sales	79,177	-	-	-	-	-	79,177	(79,177)	-
Total sales revenue	197,109	264,459	5,702	39,875	9,831	120,280	637,256	(79,177)	558,079
Other income (excluding interest)	2,524	247	46	149	-	276	3,242	-	3,242
Total segment revenue / income (excluding interest)	199,633	264,706	5,748	40,024	9,831	120,556	640,498	(79,177)	561,321
Interest income									4,524
Total consolidated revenue									565,845
Result									
Segment result	107,645	13,811	3,964	308	278	33,631	159,637	2,007	161,644
Share of net profits of jointly controlled entity									6,564
Net interest expense									(1,977)
Profit before income tax expense									166,231
Income tax expense									(40,083)
Net profit after tax									126,148

Segment information is prepared in conformity with the accounting policies of the Group as disclosed in Note 1 of 2006 Annual Report and AASB 114 *Segment Reporting.*

Notes to the consolidated financial statements

for the half-year ended 30 June 2007

Note 2. Segment information (continued)

Primary reporting - geographical segments (continued)

Half-year 2006	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Total continuing operations $'000	Inter-segment eliminations / unallocated $'000	Consolidated $'000
Sales to external customers	114,701	273,964	12,815	9,641	12,599	56,931	480,651	-	480,651
Inter-segment sales	31,461	-	-	-	-	-	31,461	(31,461)	-
Total sales revenue	146,162	273,964	12,815	9,641	12,599	56,931	512,112	(31,461)	480,651
Other income (excluding interest)	1,686	207	-	-	-	6,315	8,208	-	8,208
Total segment revenue / income (excluding interest)	147,848	274,171	12,815	9,641	12,599	63,246	520,320	(31,461)	488,859
Interest income									7,076
Total consolidated revenue									495,935
Result									
Segment result	120,689	3,729	7,740	(10,747)	356	19,563	141,330	956	142,286
Share of net profits of jointly controlled entity									3,957
Net interest income									14
Profit before income tax expense									146,257
Income tax expense									(40,918)
Net profit after tax									105,339

Segment information is prepared in conformity with the accounting policies of the Group as disclosed in Note 1 of 2006 Annual Report and AASB 114 *Segment Reporting.*

Notes to the consolidated financial statements

for the half-year ended 30 June 2007

	Half-year 2007 $'000	Half-year 2006 $'000
Note 3. Profit from ordinary activities		
(a) Revenue from operating activities		
Sale of goods	432,303	352,613
Gaming operations and services	125,776	128,038
	558,079	480,651
(b) Other revenue and other income		
Interest	4,524	7,076
Other revenue	4,524	7,076
Foreign currency translation gains	2,031	1,734
Other income	1,211	251
Gain on disposal of interest in subsidiary	-	6,223
Other income	3,242	8,208
Total other revenue and other income from ordinary activities	7,766	15,284
(c) Expenses		
(i) Depreciation and amortisation		
Depreciation and amortisation of property, plant and equipment		
- Buildings	269	260
- Plant and equipment	13,886	12,462
- Leasehold improvements	1,099	1,071
Total depreciation and amortisation of property, plant and equipment	15,254	13,793
Amortisation of intangible assets		
- Computer technology	2,981	1,224
- Copyrights, patents, trademarks and licensing rights	65	66
Total amortisation of intangible assets	3,046	1,290
Total depreciation and amortisation	18,300	15,083
(ii) Employee benefits expense		
Salaries and wages	101,833	96,011
Superannuation costs	5,287	4,468
Post-employment benefits other than superannuation	990	1,132
Expense of share-based payments	4,815	5,679
Employee benefits expense	112,925	107,290
(iii) Other significant items		
Other charges / (credits) against assets		
- Bad and doubtful debts - trade debtors	(348)	(3,464)
- Write down of inventories to net realisable value	7,543	9,930
Legal costs	13,393	2,748
(iv) Rental expense relating to operating leases		
- Minimum lease payments	5,922	5,812
Total rental expense relating to operating leases	5,922	5,812
(d) Net foreign exchange gain / (loss)		
Foreign exchange gain	2,031	1,734
Foreign exchange loss	(102)	(291)
Realised exchange differences arising from the settlement of a long-term loan which formed part of the net investment in a foreign operation	-	(5,975)
Net foreign exchange gain / (loss)	1,929	(4,532)

Notes to the consolidated financial statements
for the half-year ended 30 June 2007

	Half-year 2007 $'000	2006 $'000
Note 4. Dividends		
Dividends provided for or paid during the half-year:		
- 2006 - 24.0 cents, unfranked, per fully paid share paid on 23 March 2007	111,562	-
- 2005 - 20.0 cents, unfranked, per fully paid share paid on 24 March 2006	-	93,821
Total dividends provided for or paid during the half-year	111,562	93,821
Dividends provided for and paid were satisfied as follows:		
Paid in cash	87,224	93,821
Paid through the dividend reinvestment plan	24,338	-
Total dividends provided for and paid during the half-year	111,562	93,821
Dividends not recognised at the end of the period		
Since the end of the half-year the directors have recommended the payment of an interim dividend of 14 cents (2006 - 12.0 cents) per fully paid ordinary share, fully franked (2006: fully franked). The aggregate amount of the proposed interim dividend expected to be paid on 18 September 2007 out of retained earnings at 30 June 2007, but not recognised as a liability at the end of the half-year is:	65,001	56,226

Dividend Reinvestment Plan
The directors have determined that the Aristocrat Leisure Limited Dividend Reinvestment Plan will operate in respect of the 2007 interim dividend for shareholders in Australia and New Zealand.

	Half-year		Half-year	
	2007 Shares	2006 Shares	2007 $'000	2006 $'000
Note 5. Equity securities issued and repurchased				
Issues of ordinary shares during the half-year				
Shares issued as re-investment of unpresented dividend cheques	3,119	-	48	-
Shares issued under the General Employee Share Plan for no consideration	-	90,455	-	-
Repurchase of ordinary shares during the half-year				
Share buy back (including transaction costs)	(3,423,820)	(1,428,379)	(52,432)	(16,848)
Total equity securities issued and repurchased during the half-year	(3,420,701)	(1,337,924)	(52,384)	(16,848)

Notes to the consolidated financial statements

for the half-year ended 30 June 2007

Note 6. Events occurring after reporting date

There has not arisen in the interval between the end of the half-year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial reporting periods.

	Half-year	
	2007	2006
	Cents	Cents
Note 7. Earnings per share		
Basic earnings per share	**26.9**	22.4
Diluted earnings per share	**26.8**	22.2

	Half-year	
	2007	2006
	Number	Number
Weighted average number of ordinary shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**467,955,090**	468,283,603
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**467,955,090**	468,283,603
Effect of share options	**544,899**	1,358,322
Effect of Performance Share Rights	**1,710,995**	1,750,767
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**470,210,984**	471,392,692

	Half-year	
	2007	2006
	$'000	$'000
Reconciliation of earnings used in calculating diluted earnings per share		
Net profit	**125,870**	104,742
Earnings used in calculating diluted earnings per share	**125,870**	104,742

Note 7. Earnings per share (continued)

Information concerning the classification of securities

(a) Options

Options granted to employees under the Employee Share Option Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

(b) Performance Share Rights

Rights granted to employees under the Performance Share Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The rights have not been included in the determination of basic earnings per share.

Included within the weighted average number of potential ordinary shares related to performance share rights are 286,406 share rights that had lapsed during the half-year.

(c) Share-based payments trust

Shares purchased on-market through the Aristocrat Employee Equity Plan Trust have been treated as shares bought back and cancelled for the purpose of the calculation of the weighted average number of ordinary shares used as the denominator in calculating basic earnings per share.

Shares issued through the Aristocrat Employee Equity Plan Trust on the exercise of options have been treated as shares issued from capital for the purpose of the calculation of the weighted average number of ordinary shares used as the denominator in calculating basic earnings per share.

Note 8. Contingent liabilities

The Company and consolidated entity has the following contingent liabilities at 30 June 2007:

(i) Group proceedings against the Company are continuing in the Federal Court of Australia. The proceedings, commenced on behalf of shareholders who acquired shares in the period 19 February 2002 to 26 May 2003, relate to the parent entity's disclosure of information relating to its financial performance during that period. The group seeks unspecified damages, declarations, interest and costs. The proceedings are being defended. The solicitors and funder associated with the group members have made a number of inconsistent announcements concerning the maximum value of the claim. These announcements have included sworn estimates of up to $180 million (including claims for consequential loss) and an unverified estimate of $240 million made by the funder to the Australian Stock Exchange on 20 July 2007. The matter has been listed for hearing of the issues common to all group members commencing on 24 September 2007.

(ii) The Company issued USD130 million of 5% convertible subordinated bonds ('bonds') due 31 May 2006 on 31 May 2001 and 7 June 2001. The Indenture permits the Company to call for the redemption of the bonds after the Company's shares have traded for a period of more than 20 trading days during a period of 30 consecutive trading days at a price exceeding 140% of the conversion price.

Note 8. Contingent liabilities (continued)

(ii) (continued)

Consistent with its view of the parties' agreement, the Company took the steps on 20 December 2004 which it believed necessary and sufficient to call for the redemption of the bonds in accordance with the indenture, thereby terminating Bondholder conversion rights. On the same day, the Company commenced legal action in the United States District Court for the Southern District of New York ('the District Court'), seeking a declaration from the Court that (1) the exchange rate error should be corrected and the indenture reformed to reflect the intended rate; and (2) the call for redemption of the bonds terminated the rights of the Bondholders to convert. Various Bondholders subsequently intervened in the case.

On 12 August 2005, the District Court issued an Opinion and Order that the exchange rate should be corrected and that Bondholder conversion rights had not been terminated as of 20 December 2004. In so holding, the Court adopted an interpretation of the Indenture not argued by the Company or the Bondholders. The Court otherwise deferred ruling on various counterclaims.

On 30 May 2006, the District Court issued a further Opinion deciding a summary judgement motion filed by the Bondholders. The Court granted the motion insofar as it requested a declaration that Aristocrat was in breach of the Indenture for failing to deliver shares to the Bondholders but it denied the Bondholders' petition for a specific performance remedy that would have required Aristocrat to deliver shares of its common stock to the Bondholders, rather than a cash damages amount determined by the Court. The Court further held that the Bondholders would be entitled to prejudgement interest on the damage amounts ultimately awarded at a statutorily prescribed rate of 9%. Subsequently, on 5 February 2007, the Court extended these rulings to a Bondholder that was not covered by the 30 May 2006 Opinion.

In February 2007, Aristocrat and the Bondholders separately submitted motions for summary judgment as to the appropriate remedy based on the Court's 30 May 2006 Opinion. These motions remain pending before the District Court.

The Company intends to appeal the Court's 12 August 2005 Order and certain aspects of Judge Leisure's 30 May 2006 Opinion upon entry of final judgement. As of the date of this report, it is not possible to comment on when final judgement will be entered or when that appeal will take place.

During 2006, the Company entered into 'Receipt and Release Agreements' with all but three of the holders of the bonds. Under these agreements, the Company paid those holders a sum representing an amount equal to their respective pro-rata shares of the principal amount of the bonds. The Company also entered into an agreement with one Bondholder under which the Company resolved that Bondholder's claim by paying a total of approximately USD1.1 million being principal and interest to maturity (30 May 2006). An amount of USD0.5 million, equal to the remaining principal, was subsequently deposited in Court. The Company funded these payments, totalling approximately USD130 million, from cash and bank facilities.

(iii) A complaint was served in February 2004 on Aristocrat Leisure Limited, Aristocrat Technologies Australia Pty Ltd and Aristocrat Technologies, Inc. ('Aristocrat') on behalf of a US based individual. In March 2004, the individual passed away and the administrator for his estate has been substituted as the plaintiff. In February 2005, the Federal District Court, Reno granted an order releasing Aristocrat Leisure Limited from the case.

The plaintiff is seeking unspecified compensation and damages against Aristocrat and third party defendants in the gaming industry. The plaintiff alleges, amongst other things, that Aristocrat's Hyperlink progressive jackpot gaming machines infringe a US patent and that Aristocrat misappropriated trade secrets of the plaintiff. Another party has made claim to ownership of the patent being asserted as well as to other patents.

The proceedings are being defended. As of the date of this report, it is not possible to determine the likely outcome of these proceedings.

Directors' declaration

for the half-year ended 30 June 2007

In the directors' opinion:

(a) the financial statements and notes set out on pages 1 to 14 are in accordance with the *Corporations Act 2001* including:

(i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and of its performance, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due and payable.

This declaration is made in accordance with a resolution of the directors.

DJ Simpson
Chairman

Sydney
23 August 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

INDEPENDENT AUDITOR'S REVIEW REPORT

to the members of Aristocrat Leisure Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Aristocrat Leisure Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Aristocrat Leisure Limited Group (the consolidated entity). The consolidated entity comprises both Aristocrat Leisure Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Aristocrat Leisure Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

PRICEWATERHOUSECOOPERS

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Aristocrat Leisure Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001.*

PricewaterhouseCoopers

R L Gavin
Partner

Sydney
23 August 2007

5

RECEIVED

ARISTOCRAT

Directors' report for the 6 months ended 30 June 2007 Aristocrat Leisure Limited ABN 44 002 818 368

The directors present their report together with the financial statements of Aristocrat Leisure Limited and its controlled entities (the 'Consolidated Entity') for the six months ended 30 June 2007. The information in this report is current as at 23 August 2007 unless otherwise specified.

Directors

The directors of Aristocrat Leisure Limited (the 'Company') during the six months under review and up to the date of this report are:

DJ Simpson
PN Oneile
SCM Kelly
WM Baker
RA Davis
P Morris
SAM Pitkin
AW Steelman

Review and results of operations

A review of the operations of the Consolidated Entity for the half-year ended 30 June 2007 is set out in the attached Management Discussion and Analysis which forms part of this directors' report. The operating result of the Consolidated Entity attributable to shareholders for the half-year ended 30 June 2007 was a profit of $125.9 million after tax and minority interest.

Auditor's Independence Declaration

The auditor's independence declaration is included on page 3 of this report.

Rounding of amounts to nearest thousand dollars

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission relating to the 'rounding off' of amounts in the directors' report and financial statements. Amounts in the directors' report and financial statements have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors.

DJ Simpson
Director

23 August 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Declaration

As lead auditor for the review of Aristocrat Leisure Limited for the half-year ended 30 June 2007, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Aristocrat Leisure Limited and the entities it controlled during the period.

R L Gavin
Partner
PricewaterhouseCoopers

23 August 2007
Sydney

Management discussion and analysis
for the 6 months ended 30 June 2007
Aristocrat Leisure Limited
ABN 44 002 818 368

Summary

Key performance indicators for the current and prior corresponding period are set out below:

	Currency* H1 2007 $Million	Reported H1 2007 $Million	Reported H1 2006 $Million	Constant Currency* %	Reported %
Total Revenue from Ordinary Activities	605.1	565.8	495.9	22.0%	14.1%
Earnings Before Interest, Tax and R&D Costs	238.2	222.1	189.7	25.6%	17.1%
Earnings Before Interest and Tax ("EBIT")	181.7	168.2	146.2	24.3%	15.0%
Profit After Tax	136.8	126.1	105.3	29.9%	19.8%
Profit After Tax and Minority Interest	136.6	125.9	104.7	30.5%	20.2%
Net Working Capital/Revenue^	13.5%	13.3%	7.7%	5.1 pts	5.6 pts
Operating Cash Flow	69.7	65.5	18.9	268.8%	246.6%
Closing Net Debt	183.4	177.1	103.2	77.7%	71.6%
Earnings Per Share (Fully Diluted)	29.1c	26.8c	22.2c	31.1%	20.7%
Interim Dividend Per Share	14.0c	14.0c	12.0c	16.7%	16.7%

^ As a percentage of last twelve months revenue
* Adjusted for translational and transactional exchange rates using rates applying in H1 2006

Overall market and regulatory conditions across the Company's three largest regions - Australia, North America and Japan - remained difficult throughout the period, each experiencing their own particular circumstances resulting in ongoing subdued market demand and limited catalysts for overall growth.

The Company's businesses in emerging markets – Asia-Pacific, Europe and South Africa - experienced strong operating revenue and profit growth as gaming markets in these regions continue to develop.

Reported results were significantly impacted by the strengthening of the Australian dollar over the period with the currency appreciating 9% against the USD and 14% against the Yen compared with the first half of 2006. This had the effect of reducing the translated value of foreign denominated earnings ("translational impact") as well as impacting the underlying local currency value of foreign currency denominated transactions ("transactional impact"). The translational impact for the half adversely affected Revenue by $33.2 million and Profit after Tax by $7.4 million. The transactional impact is dependent on the actual realisation of timing differences of the various currency cash flows and their recognition through the profit and loss account and therefore can only be estimated. For the half, the transactional impact approximates Revenue of $6.1 million and Profit after Tax of $3.3 million. Therefore, in overall terms, Revenue would have been $39.3 million and Profit after Tax $10.7 million higher had exchange rates remained at those prevailing in the first half of 2006. Further discussion on foreign exchange translational and transactional impacts and their management is included later in this report.

Over the half, the Company continued its ongoing commitment to invest in its future through research and development, which is fully expensed against profit, with spend rising $10.5 million (24.2%) to $53.9 million.

In reported terms, Total Revenue increased 14.1% to $565.8 million while EBIT increased 15.0% to $168.2 million.

Operating cash flow increased 246.6% to $65.5 million, representing 21.6% of revenue on a 12 month rolling basis. This increase largely reflects the unwinding of the estimated $100 million cash timing differences which artificially reduced cash flows in the prior corresponding period, offset by the timing of cash receipts associated with sales into Asia in the half, which are expected to be largely recouped by the end of the financial year.

At period end, debt exceeded cash on hand by $177.1 million, a $136.3 million increase from the net debt position at 31 December 2006. This increase reflects the net impact of $181.9 million returned to shareholders through dividends and other capital management initiatives, and operating cash flow offset by capital expenditure for the period.

The combination of higher earnings and a lower weighted average number of shares saw fully diluted earnings increase by 20.7% to 26.8 cents per share.

In summary, despite the substantial strengthening of the Australian dollar, higher research and development expenditure and ongoing difficult market conditions in the Company's three largest regions, the strong performance of businesses in emerging markets have enabled the Company to report a record interim result, with earnings per share some 20.7% higher than in 2006. At like-for-like exchange rates, earnings per share improved 31.1%.

Profit and Loss

(Analysis throughout this section refers to the results reported on a management basis*).

The Company reported a half year Profit After Tax and Minorities of $125.9 million, a 20.2% increase on the prior corresponding period.

The operating results are summarised below.

- Segment Results

Half 1	Segment revenue			Profit / (loss)			% margin		
	H1 2007 $m	H1 2006 $m	Var %	H1 2007 $m	H1 2006 $m	Var %	H1 2007 %	H1 2006 %	Var Pts
Segment results									
Australia	117.9	116.4	1.3%	40.1	38.6	3.9%	34.0%	33.2%	0.8
North America	264.5	274.2	-3.5%	112.3	123.1	-8.8%	42.5%	44.9%	(2.4)
South America	5.7	12.8	-55.5%	3.9	7.8	-50.0%	68.4%	60.9%	7.5
New Zealand	9.8	12.6	-22.3%	3.0	5.6	-46.4%	30.6%	44.4%	(13.8)
Japan	39.9	9.6	313.9%	3.0	(9.6)	na	7.5%	na	na
Other international	119.2	61.0	95.4%	45.0	17.6	155.7%	37.8%	28.9%	8.9
ACE Interactive	1.1	2.2	-50.0%	(6.4)	(1.8)	255.6%	na	na	na
Elektrončak	21.3	19.2	10.7%	7.7	6.0	28.3%	36.2%	31.3%	4.9
Total segment results	579.4	508.0	13.9%	208.6	187.3	11.4%	36.0%	36.8%	(0.8)
							% Revenue		
Unallocated expenses									
Research and development				(53.9)	(43.4)	24.2%	9.3%	8.5%	0.8
Foreign exchange				1.9	1.5	26.6%	0.3%	0.3%	-
Corporate / other				13.1	2.6	397.8%	2.3%	0.5%	1.8
Net non-recurring items				-	0.2	na	-	0.0%	na
Total unallocated expenses				(38.9)	(39.1)	-0.3%	6.7%	7.7%	(1.0)
Earnings before interest and tax				169.7	148.2	14.4%	29.2%	29.2%	-
Interest				(2.1)	(0.3)	600.0%	0.3%	0.1%	0.2
Profit before tax				167.6	147.9	13.3%	28.9%	29.1%	(0.2)
Income tax				(41.5)	(42.6)	-2.8%	7.3%	8.4%	(1.1)
Profit after tax				126.1	105.3	19.8%	21.8%	20.7%	1.1
Minority interest				(0.2)	(0.6)	-70.2%	0.0%	0.1%	(0.1)
Profit after tax and minority interest				125.9	104.7	20.2%	21.7%	20.6%	1.1

* Management basis includes the Company's share of associate company Revenue, Segmental Profit (EBIT), Interest and Tax on their respective lines. On a statutory reported basis, the Company's share of associate company Profit after Tax is included as a one line income item only.

- Segment Revenue

Total Segment Revenue increased by $71.4 million (up 13.9%) to $579.4 million, although revenue results of individual businesses varied significantly.

Australian revenue improved 1.3% reflecting initial sales of Multi-Terminal Gaming Machines ("MTGM") offset by declines in platform and game unit sales in a difficult operating environment. North American revenue declined (3.5%, $9.7 million) in A$ terms, but increased 5.7% in local terms reflecting improved pricing on lower volumes due to a subdued replacement cycle and only minor market expansion opportunities. In Japan, revenue increased (313.9%, $30.3 million) to $39.9 million, as the deadline for the transition to Regulation 5 games nears, despite operators deferring purchases as long as possible and fierce price competition.

In other regions, revenue in New Zealand continues to be impacted by adverse regulatory requirements with the market not expected to pick up until 2009, while in South America revenue declined as a result of lower platform sales and the recognition of cash collections on 2005 sales in the prior period. Elsewhere, revenue performance was very positive with Asia-Pacific reporting strong growth (up over 160%) as the Company continued to capture a significant share of this rapidly expanding region. Both South African and European operating revenues increased over 50% compared to the prior corresponding period as opportunities continued to develop.

The Company's 50% share of revenue of its multi-terminal business (Elektronček) amounted to $21.3 million, an increase of 10.7% ($2.1 million), as the business continued to expand its sales reach as regulatory approvals were received.

These results are discussed in more detail in the Business Segment Review.

- Earnings

Management EBIT increased by 14.4% or $21.5 million compared with the prior corresponding period.

In constant currency terms all businesses except South America, New Zealand and ACE Interactive ("ACE") reported revenue and earnings growth, with particularly strong increases from businesses in emerging markets.

The Japanese business reported a profit of $3.0 million, a $12.6 million turnaround on the prior period loss of $9.6 million. However, the aforementioned market regulatory transition issues have resulted in continued uncertainty for the entire market.

The Company's share of Elektronček profits was $7.7 million (up 28.3%), representing a 36.2% margin on revenue, compared to the contribution made from 27 January 2006 (date of acquisition) to 30 June 2006.

Overall margin declined by 0.8 percentage points to 36.0%, predominantly driven by a decline in North America, with virtually all other businesses posting improvements compared with the first half of 2006.

Net unallocated expenses declined $0.2 million (0.3%). This primarily results from an increase of $10.5 million (24.2%) in research and development costs offset by an improvement in net Corporate/other costs (reflecting improved supply chain efficiency offset in part by some $10 million of higher legal costs). Higher research and development costs result from an increase in new product delivery output, investment in new technologies and a full period's charge of ACE expenditure. As a percentage of revenue, research and development expenditure rose to 9.3% for the period compared to 8.5% for the first half of 2006.

Interest expense was $2.1 million, compared to $0.3 million in the prior period, reflecting higher average net debt over the period.

- Tax

The effective tax rate for the half year of 24.8% is lower than the 28.8% reported in the first half of 2006 and the 28.6% full year 2006 rate, driven by a number of factors including the benefit of research and development tax concessions on higher spend and the recognition of ACE tax losses.

The dividend franking outlook continues to remain positive and the 2007 interim dividend payable on 18 September 2007 will be fully franked. Subject to maintenance of current earnings mix and agreed positions with various taxation authorities around the world, the Company anticipates being able to fully frank dividends in the order of 60% - 70% of annual earnings going forward.

Earnings Per Share

The improvement in Profit after Tax, combined with a reduction in the weighted average number of shares, as a result of the impact of the Company's capital management initiatives, has resulted in fully diluted earnings per share increasing by 4.6 cents (up 20.7%) to 26.8 cents. Basic earnings per share increased by 4.5 cents to 26.9 cents (up 20.1%).

Balance Sheet

The Balance Sheet can be summarised as follows:

	30 June 2007 $Million	31 December 2006 $Million	30 June 2006 $Million
Net Working Capital	154.6	83.9	99.3
Other Current/Non-Current Assets	71.4	80.5	89.0
Property, Plant and Equipment	123.3	117.9	119.8
Investments in Associate and Other Companies	99.9	93.2	86.1
Intangibles	134.7	146.4	156.5
Other Current/Non-Current Liabilities	(115.6)	(111.9)	(150.4)
Net Tax Balances	17.6	(4.2)	27.0
Funds Employed	485.9	405.8	427.3
Net Debt	(177.1)	(40.8)	(103.2)
Shareholders' Funds	**308.8**	**365.0**	**324.1**

Net Working Capital increased from $83.9 million at 31 December 2006 to $154.6 million. The overall result was impacted by higher receivables in Asia-Pacific following strong sales late in the half and seasonal reductions in payables in Australia and North America. Net Working Capital as a percentage of the last 12 months revenue increased from 7.7% at 31 December 2006 to 13.3% at 30 June 2007, above the Company's stated 10% target, but in line with the expectations set at the Annual General Meeting in May. Net Working Capital levels, which in individual months remain subject to fluctuation as a result of particular trading initiatives such as major product launches, are expected to track back towards target by the end of the year.

Other assets include non-current receivables, treasury and other debt securities which are held for jackpot annuities, and non-current assets held for sale. The 11.3% decline to $71.4 million results from lower non-current receivables in Australia relating to Value Added Service Agreements (VASA).

Property, Plant and Equipment increased marginally reflecting total capital expenditure of $24.7 million, offset by depreciation. Total capital spend on participation units was $18.9 million as a result of the net increase in the installed base with on-going "stay-in-business" capital expenditure amounting to $5.8 million.

Intangible assets have declined by $11.7 million since 31 December 2006, primarily due to the re-translation of North American and Swedish components at closing foreign exchange rates and $3.0 million of amortisation.

Net Tax Balances moved $21.8 million as a result of the payment of tax payable in respect of 2006 profits, partially offset by accrued tax in respect of the current period.

In overall terms, Shareholders' Funds decreased from $365.0 million at 31 December 2006 to $308.8 million. This change reflects the $126.1 million profit for the period offset by $111.6 million of dividend payments, a $52.4 million reduction in equity arising from shares bought back and an $18.2 million movement in reserves primarily related to share based payments.

Statement of Cash Flows

Effective cash flow management continues to be one of the Company's key strategies.

The movement in net debt (debt less cash), after eliminating foreign exchange movements is set out below:

	H1 2007 $Million	H1 2006 $ Million
Net cash - opening balance	**(40.8)**	**183.7**
EBIT	168.2	146.2
Depreciation and amortisation	18.3	15.1
EBITDA	186.5	161.3
Non-cash adjustments:		
- Net (profit)/loss on sale of non-current assets	-	(5.8)
- Share of Elektronček profit after tax	(6.6)	(4.0)
- Transfer from foreign currency translation reserve	-	6.0
- Net foreign exchange differences	11.9	(2.9)
- Expensing of costs of share-based payments	4.9	5.7
Net interest (paid)/received	(2.5)	0.9
Net tax paid	(62.4)	(100.0)
Change in operating assets and liabilities	(66.3)	(42.3)
Net cash inflow from operating activities	**65.5**	**18.9**
Payments for acquisitions	(3.1)	(141.4)
Net cash outflow from other investing activities	(25.0)	(17.3)
Proceeds from sale of interest in subsidiary	-	8.2
Loans to non-related parties	-	(9.0)
Proceeds from exercise of options	2.1	3.7
Payments for shares bought back	(52.4)	(16.8)
Payments to employee share trust	(18.0)	(43.3)
Dividends paid	(111.6)	(93.8)
Movement in net cash	**(142.5)**	**(290.8)**
Effect of exchange rate changes on net debt	6.2	3.9
Net debt - closing balance	**(177.1)**	**(103.2)**

The higher EBITDA result and lower tax payments, offset by higher net working capital drove operating cash flow up $46.6 million (246%) to $65.5 million compared with the first half of 2006. The cash flow impact of higher net working capital, resulting primarily from strong sales into Asia-Pacific towards the end of the period, is expected to largely reverse over the course of the second half.

The net cash outflow from acquisitions and other investing activities fell $130.4 million to $28.3 million as the prior period result was largely driven by the

acquisitions of interests in Elektronček, ACE and PokerTek, Inc. which collectively amounted to $141.4 million.

A total of $52.4 million was spent acquiring approximately 3.4 million shares under the Company's share buy-back program during the half, with a further $18.0 million also spent acquiring approximately 1.2 million shares to satisfy obligations under employee share-based remuneration plans.

The overall impact of changes in foreign exchange rates on net debt since 31 December 2006 amounted to a favourable $6.2 million as a large proportion of the Company's debt is USD denominated.

Cash flow in the statutory format is set out in the Financial Statements.

Dividends

An interim dividend in respect of the half year ended 30 June 2007 of 14 cents per share fully franked ($65.0 million) has been declared and will be paid on 18 September 2007 to shareholders on the register at 5.00pm on 4 September 2007.

This dividend, a 16.7% increase on the 2006 interim dividend, will be fully franked. The Directors have determined that the Dividend Reinvestment Plan ("DRP") will operate in respect of this dividend for shareholders resident in Australia and New Zealand, with shares acquired on-market to satisfy those shares to be provided under the Plan. No discount will apply in determining the DRP issue price.

A final dividend of 24 cents per share ($112.3 million) was paid on 23 March 2007 in respect of the 2006 year, bringing total dividends for the 2006 financial year to 36 cents per share, fully franked.

Capital Management

Given the Company's strong underlying cash flows and financial position, it has continued to proactively evaluate and initiate capital management opportunities. The Company's overall strategic capital management objectives remain unchanged, namely to maintain a conservative funding structure, which provides sufficient flexibility to fund the operational demands of the business and to underwrite any strategic opportunities.

Taking this into account, the Company has continued to progress a number of capital management initiatives during the period:

- in August 2005, the Company announced its intention to acquire shares on-market through the Aristocrat Employee Equity Plan Trust in anticipation of satisfying outstanding contingent obligations in respect of share and option based remuneration plans. In doing so, the Company mitigates the dilutionary impact of share issues which would otherwise be necessary to satisfy such obligations as they crystallise. In the half year ended 30 June 2007, a total of approximately 1.2 million shares at an average price of $15.31 per share (total cost $18.0 million)

were purchased. This brings the total number of shares acquired under this program to 7.8 million shares of which 4.0 million shares had been allocated at the end of the half, with 92% of outstanding actual and potential obligations covered. The Company will continue to consider further purchases as necessary to mitigate the dilutionary impact of any further share-based remuneration grants;

- in November 2005, subsequent to the conclusion of the Company's first $100 million share buy-back program, the Company announced a further $100 million program. Over the half, this program was completed, with approximately 3.4 million shares acquired, bringing total purchases under the second program to 7.4 million shares at an average price of $13.50 per share.

The Company is confident that it retains ample financial flexibility and its actions are consistent with its overall capital management objectives. The outlook for cash flow remains positive, with the business requiring limited capital investment to grow organically combined with tight controls over working capital and continued focus on cash flow management. The Company will continue to proactively review capital management initiatives on an on-going basis.

Bank Facilities

The Company had committed bank facilities of $300 million and a USD200 million Letter of Credit facility at 30 June 2007, of which $263.2 million was drawn. The Company remains confident that, given the strong cash generation of the business, these facilities remain adequate to meet the on-going requirements of the business and provide sufficient flexibility to enable the Company to execute strategic opportunities as they arise.

Debt Ratios

The Company's interest and debt coverage ratios remain very strong:

Ratio	30 June 2007	31 December 2006	30 June 2006
Debt/EBITDA*	0.7X	0.4X	0.7X
Net Debt/EBITDA*	0.5X	0.1X	0.3X
EBITDA*/Interest Expense*	27.0X	24.3X	30.0X
Debt/Equity	85.2%	45.0%	87.3%
Net Debt/Equity	57.3%	11.2%	31.8%

* EBITDA and Interest Expense are based on the preceding 12 months results

For financial management purposes, the Company pays particular attention to the interest cover ratio (EBITDA/Interest Expense) as it reflects the ability of the Company to service its debt and is regarded as more relevant than gearing calculations.

Credit Rating

The Company's Standard & Poor's credit rating is BBB- which is investment grade, reflecting the Company's strong strategic, operational and financial position and outlook.

Foreign Exchange

Given the extent of the Company's global operations and the percentage of its earnings derived from overseas, its reported results are impacted by movements in foreign exchange rates. These impacts can be classified into two categories:

- o Translational - the effect of changes in exchange rates on the translated value of foreign denominated earnings and net assets; and

- o Transactional – the impact of changes in exchange rates on underlying local currency results where the local business undertakes foreign currency denominated transactions.

- Translational foreign exchange

Monthly profits earned offshore are translated into Australian dollars at the prevailing month end rate. Assets and liabilities are translated at exchange rates prevailing at the reporting date. Translational exposures are accounting in nature and are not hedged, other than naturally where possible.

In the current period, Revenue and Profit after Tax were adversely impacted by $33.2 million and $7.4 million respectively as a result of the translational impact of the generally stronger Australian dollar compared with the prior corresponding period. In addition, the net effect of the re-translation of the net assets of foreign controlled entities (recognised through the foreign currency translation reserve) was $16.1 million.

- Transactional foreign exchange

The transactional foreign exchange impact is dependent on the actual realisation of timing differences of the various currency cash flows and their recognition through the profit and loss account. As a result, the impact of transactional foreign exchange on the profit and loss account can only be estimated. Cash flow exposures are subject to active monitoring and risk management, including the hedging of specific transactions.

For the half, transactional foreign exchange is estimated to have adversely impacted Revenue by approximately $6.1 million and Profit after Tax by $3.3 million compared with if transactions had been undertaken at rates prevailing in the first half of 2006.

Foreign exchange rates compared with prior periods for key currencies are as follows:

AUD:	30 June 2007	31 December 2006	30 June 2006	H1 2007 Average*	H1 2006 Average*
USD	0.8487	0.7913	0.7433	0.8112	0.7444
NZD	1.1025	1.1216	1.1802	1.1209	1.1579
JPY	104.70	94.13	85.11	97.65	85.82
EUR	0.6311	0.6012	0.5841	0.6080	0.6005
SEK	5.7209	5.3357	5.0045	5.5100	5.5838

* Average of monthly exchange rates only. No weighting applied.

BUSINESS SEGMENT REVIEW

In this review, segmental profit/(loss) represents segment results before charges for licence fees, R&D expenditure, corporate expenses, international service recharges, advance pricing agreements, and any impairment of intangibles and other non-trading assets. The total amount of these items is included in the unallocated category. Constant Currency amounts refer to results re-stated using exchange rates applying in H1 2006, including for estimated transactional impacts.

Australia

	H1 2007 $Million	H1 2006 $Million	Variance $Million	Variance %
Revenue†	117.9	116.4	+1.5	+1.3%
Profit	40.1	38.6	+1.5	+3.9%
Margin	34.0%	33.2%	-	+0.8 pts

† Excludes inter-segment revenue

Revenue increased by 1.3%, with a reduction in unit sales mitigated by higher average unit prices (a combination of mix and price) and the benefit of initial sales of multi-terminal product. Higher revenue coupled with improved mix and ongoing cost management enabled a 3.9% improvement in profitability and a small increase in margin.

The market continues to remain a particularly difficult one, characterised by operator uncertainty arising from regulatory measures including the impact of progressive smoking restrictions. Over the half, a number of clubs and hotels in NSW devoted significant capital expenditure to venue restructuring to address new smoking restrictions which became effective in July. This has seen a corresponding reduction in capital expenditure, predominantly by middle to small sized venues, on gaming software and hardware with unit volumes down 13.9% and 19.1% respectively.

System 7000™ and Ticket-in Ticket-out technology were approved in principle for release in NSW during the half, with a number of sales contracts negotiated in the period for delivery over the balance of the year.

The Company's strategy in this challenging, mature and highly regulated operating environment is to continue to focus on innovative premium product offerings and the development of a recurring revenue business model. With smoking restrictions now in place in most states and as operators complete related capital works, the market is expected to progressively improve over the next 12 months. The Company is well positioned to benefit from upside developments as they arise.

The Americas

North America

Reported	H1 2007 $Million	H1 2006 $Million	Variance $Million	Variance %
Revenue	264.5	274.2	(9.7)	(3.5)%
Profit	112.3	123.1	(10.8)	(8.8)%
Margin	42.5%	44.9%	-	(2.4) pts

At Constant Currency^	H1 2007 $Million	H1 2006 $Million	Variance $Million	Variance %
Revenue	289.7	274.2	+15.5	+5.7%
Profit	123.4	123.1	+0.3	+0.2%
Margin	42.6%	44.9%	-	(2.3) pts

^ Adjusted for translational and transactional exchange rates using rates applying in H1 2006

Reported revenue declined 3.5% and profit fell by 8.8% primarily due to the impact of the strong Australian dollar during the period. In Constant Currency terms, revenue increased by 5.7%, while profit was flat. This result reflects the benefits of improved pricing in a market where overall volumes were lower than the prior corresponding period. Margin declined as a result of a combination of adverse mix, lower recurring revenue margins and a 7% increase in the underlying selling, marketing, general and administration cost base of the business. These increases were driven by investments in resources to support developing and future opportunities such as server-based gaming, multi-terminal products and new jurisdictions.

The market for platforms and gaming software was highly competitive, in an overall environment with virtually no new expansion opportunities, the replacement cycle remaining at an estimated 10 years and a resurgence in stepper sales at the expense of video. Platform sales declined 9.9% to 7,612 units, with the Company retaining its share of all new video sales in a smaller overall market compared with the prior half. Encouragingly, software conversion sales increased 16.1% as the installed base of the Company's products expands and ages. In local currency terms, average prices of hardware and software were up 8.5%.

The installed base of participation units increased 534 units to 7,064 units, driven by placements of *Cash Express*™, *Jackpot Deluxe*™ and *Loco Loot*™. Average revenue per day declined to USD47 per day (compared to USD52 per day during the prior corresponding period), reflecting the mix of jackpot vs. non-jackpot machines and the dilutionary impact of lower returning multi-terminal machines.

The region's outstanding premium product was its *Hyperlink*™ *Loco Loot*™ multi-site progressive (MSP) which performed well in the 27 venues in which it was rolled out during the half. 158 *Hyperlink*™ *Loco Loot*™ units were installed during the half. *Hyperlink*™ *Jackpot Deluxe*™ was also a strong performer with 324 units placed.

Systems revenue grew USD8.6 million to a first half record of USD21.2 million largely driven by sales of new *Sentinel III*™ player-tracking interface hardware. During the half, nine new *OASIS*™ customers were brought online, taking the Company's *OASIS*™ Casino Management System customer base to 232.

The second half outlook for the business remains positive as the Company expects to benefit from increasing sales of the *MAV Slimline*™ which was released late in the first half, initial sales of it's new 5-reel *MAV Stepper*™, which was launched in August and potential growth opportunities in new and expanding jurisdictions which may contribute late in the year. In addition, further growth in participation product is expected as the Company launches a strong line up of new product over the half.

<u>South America</u>

Reported	**H1 2007 $Million**	**H1 2006 $Million**	**Variance $Million**	**Variance %**
Revenue	5.7	12.8	(7.1)	(55.5)%
Profit	3.9	7.8	(3.9)	(50.0)%
Margin	68.4%	60.9%	-	+7.5 pts

At Constant Currency^	**H1 2007 $Million**	**H1 2006 $Million**	**Variance $Million**	**Variance %**
Revenue	6.3	12.8	(6.5)	(50.8)%
Profit	4.2	7.8	(3.6)	(46.2)%
Margin	66.7%	60.9%	-	+5.8 pts

^ Adjusted for translational and transactional exchange rates using rates applying in H1 2006

Revenue and profit declined, driven primarily by the timing of sales and collections with the prior corresponding period having benefited from strong collections of 2005 revenues. The timing of this revenue recognition also distorted margin in percentage terms.

The Company continues to focus its sales efforts on a small group of selected key accounts, comprising many of the region's principal gaming operators and will continue to add selected products to its South American product library to increase both sales and its recurring revenue installed base as markets in the region continue to expand.

Japan

	H1 2007 $Million	H1 2006 $Million	Variance $Million	Variance %
Revenue	39.9	9.6	+30.3	+313.9%
Profit/(Loss)	3.0	(9.6)	+12.6	na
Margin	7.5%	na	-	na

At Constant Currency^	H1 2007 $Million	H1 2006 $Million	Variance $Million	Variance %
Revenue	45.0	9.6	+35.4	+368.8%
Profit/(Loss)	3.1	(9.6)	+12.7	na
Margin	6.9%	na	-	na

^ Adjusted for translational and transactional exchange rates using rates applying in H1 2006

Revenue increased by 313.9% driven by higher unit sales at lower average selling prices. Profit improved from a loss of $9.6 million to a small profit of $3.0 million reflecting improved volume and lower inventory provisioning. Margin at 7.5% was impacted by the relatively small number of units sold compared to the fixed cost base of the business and the effect of a $3.1 million (2006: $7.4 million) provision which was booked for redundant Regulation 4 inventory.

Reported results were affected by the average 14% strengthening of the Australian dollar vs. the Yen compared with the prior corresponding period, although at the profit level the impact was relatively minor.

Four Regulation 5 games (*Kaido-oh*™, *Danceman*™, *Cashman*™ and *Zoo Mania*™) were marketed during the half with a total of 11,063 units sold, substantially below earlier expectations of 20,000 units as a result of a shortfall of sales of *Danceman*™. This disappointing result reflects the uncertainty in the Japanese market as the transition to Regulation 5 takes place and the deadline for removal of all Regulation 4 games nears. Over this period, the market has become highly price competitive with a number of suppliers appearing to sell their games for lower than cost price.

Operators appear to be temporarily reducing the number of pachislot machines on their floors, recycling used Regulation 5 games and deferring major new game purchase decisions until the last of the Regulation 4 games are withdrawn later in 2007. Although some 100 new Regulation 5 games were released by manufacturers during the half, operator demand has been weak.

Another key influence on the degree of prevailing market uncertainty has been a developing approach by the regulators to progressively tighten the testing process for new game submissions resulting in only approximately 30% of all submissions ultimately being approved.

The Company currently has had 8 games approved and a further 10 are in the development/regulatory approval process.

On a positive note, the Company initiated its own independent supply chain capability during the half. This not only provides greater flexibility to meet market demand, but enables an estimated 25% reduction in overall supply costs to be delivered over time, with a consequential enhanced ability to compete in the current competitive market.

In the short term, the market is expected to remain unpredictable, with sales dependent on both the number of games approved for release and the take up of Regulation 5 games in general by operators and players. The Company remains confident of the opportunities that the Japanese market will present beyond this initial period.

New Zealand

Reported	**H1 2007 $Million**	**H1 2006 $Million**	**Variance $Million**	**Variance %**
Revenue	9.8	12.6	(2.8)	(22.3)%
Profit	3.0	5.6	(2.6)	(46.4)%
Margin	30.6%	44.4%	-	(13.8) pts

At Constant Currency^	**H1 2007 $Million**	**H1 2006 $Million**	**Variance $Million**	**Variance %**
Revenue	9.4	12.6	(3.2)	(25.4)%
Profit	2.9	5.6	(2.7)	(48.2)%
Margin	30.9%	44.4%	-	(13.5) pts

^ Adjusted for translational and transactional exchange rates using rates applying in H1 2006

In reported terms revenue fell by 22.3% and profit declined 46.4% largely due to operators deferring purchases of new product so as to retain more "player friendly" grandfathered games. The consequential impact of lower volumes and a relatively fixed cost base on margin was significant.

Progressive restrictive regulatory requirements have resulted in a 16.6% decline in the pub and club installed base since 2004. Despite these difficulties, the Company's products performed well, particularly in the casino market.

The adverse prevailing market conditions are not expected to improve until closer to the regulatory PIDS compliance date of July 2009. The market is expected to commence replacement and upgrades for PIDS compliance late in 2007, ramping up over 2008 and the first half of 2009.

Other International

	H1 2007 $Million	H1 2006 $Million	Variance $Million	Variance %
Revenue	119.2	61.0	+58.2	+95.4%
Profit	45.0	17.6	+27.4	+155.7%
Margin	37.8%	28.9%	-	+8.9 pts

At Constant Currency^	H1 2007 $Million	H1 2006 $Million	Variance $Million	Variance %
Revenue	127.8	61.0	+66.8	+109.5%
Profit	52.0	17.6	+34.4	+195.5%
Margin	40.7%	28.9%	-	+11.8 pts

^ Adjusted for translational and transactional exchange rates using rates applying in H1 2006

Revenue improved by 95.4% and profit increased by 155.7% driven by strongly improved results across all three regions comprising "Other International" – Asia-Pacific, Europe and South Africa.

Asia-Pacific

Revenue and profit grew by approximately 160% reflecting the outstanding performance of the Company's products in this expanding market.

In Macau, the Company improved on its leading market share, notably with sales to the Venetian, Crown Macau and Grand Lisboa properties. Overall market share in Macau is estimated to have increased to approximately 60%.

Product sales to Cambodia showed solid growth and the Company continued to place recurring revenue units in the Philippines where the installed base grew to 180 units, although these units are returning only modestly at this time. In Singapore, the Company has maintained an 80% share of the club market installed base.

The Company remains the leading supplier across the region and is well placed to capture significant market share as new opportunities develop, although results will be influenced by the timing of openings of major new casinos in the region.

Europe

Revenue increased over 55% and profit almost 200%, driven by record sales, a higher proportion of premium product and higher average selling prices. Sales volumes were particularly strong in France, Germany and Slovenia, with regulation changes combined with strong game performance resulting in increased demand for the Company's products across much of the region.

The Company expects the momentum and growth experienced in the first half to continue for the balance of year.

South Africa

Revenue increased over 55% and profit more than doubled reflecting higher average selling prices and higher volumes particularly into the Limited Payout Market ("LPM") where the Company maintains a 73% share of the installed base. Recurring revenue units increased to 751 units from 48 in the prior corresponding period, the majority of these being LPM and MTGM units.

During the period, the business was awarded a contract to install its *System7000 Prime*™ casino management system in a new Gold Reef City property. This will be the first *System7000 Prime*™ installation in South Africa, with a "go live" expected around the end of the year.

The Company is optimistic about the growth potential of the region, with on-going success across all three segments (LPM, casino management systems and traditional casino markets) in which it operates.

ACE

Reported	**H1 2007 $Million**	**H1 2006 $Million**	**Variance $Million**	**Variance %**
Revenue	1.1	2.2	(1.1)	(50.0)%
Loss	(6.4)	(1.8)	(4.6)	(255.6)%
Margin	na	na	-	na

At Constant Currency^	**H1 2007 $Million**	**H1 2006 $Million**	**Variance $Million**	**Variance %**
Revenue	1.2	2.2	(1.0)	(45.5)%
Loss	(7.0)	(1.8)	(5.2)	(288.9)%
Margin	na	na	-	na

^ Adjusted for translational and transactional exchange rates using rates applying in H1 2006

ACE develops, manufactures and markets next generation interactive video systems and terminal hardware and software utilising leading edge server-based gaming technology.

In 2002, ACE was awarded a contract by Norsk Tipping ("NT"), the Norwegian State Lottery to provide a turnkey server-based gaming solution. After a successful pilot in 2004, NT's right to roll the network out was challenged both in the Norwegian and European courts. In March 2007, the European Free Trade Association court ruled in favour of NT. ACE is now working with NT on assessing the various options available to resume their rollout of Video Lottery Terminals ("VLT"), although this is not expected until the first half of 2008.

In the meantime, the business is focused on actively identifying and pursuing other global VLT type opportunities.

Significant development of AIGS (the costs of which are reflected in research and development expenditure), ACE's server-based gaming platform, was undertaken

during the period. The development work included building additional functionality in the system to meet the demands of casino operators and to ensure it will comply with the various GLI standards around the world. The modified AIGS incorporates the Company's latest MkVII technology. During the half, a number of popular Aristocrat game titles were ported onto the new platform and the new version of the system is expected to be approved by GLI by the end of 2007 with the first commercial trials expected in the first half of 2008.

The business remains very much a start up operation and will not post any significant results until it is successful in securing its first commercial customers.

Elektronček (50% interest)*

Reported	H1 2007 $Million	H1 2006 $Million	Variance $Million	Variance %
Revenue	21.3	19.2	+2.1	+10.7%
Profit	7.7	6.0	+1.7	+28.3%
Margin	36.2%	31.3%	-	+4.9 pts

At Constant Currency^	H1 2007 $Million	H1 2006 $Million	Variance $Million	Variance %
Revenue	23.3	19.2	+4.1	+21.4%
Profit	8.5	6.0	+2.5	+41.7%
Margin	36.5%	31.3%	-	+5.2 pts

* Results represent the Company's 50% interest
^ Adjusted for translational and transactional exchange rates using rates applying in H1 2006

Elektronček trades under the *Interblock*™ brandname, manufacturing a range of electro-mechanical multi-station gaming products including Roulette, Dice and Sic Bo which are sold in gaming markets around the world.

Revenue increased 10.7% to $21.3 million, reflecting strong sales to the Netherlands, Spain and Asia, while profit increased 28.3% to $7.7 million as the business continues to leverage its fixed cost structures.

The Elektronček business has traded ahead of expectations since acquisition with strong sales to Europe and a continuing significant presence in the Macau market where *Interblock*™ product commands a 55% share of the installed base of multi-terminal gaming product. During the half, *Interblock*™ product was launched into the Australian market.

The Company expects continuing growth in revenue and contribution from Elektronček as its product portfolio is expanded and as regulatory approvals are received across global gaming jurisdictions.

PokerTek (16.6% interest)

In January 2006, the Company signed a distribution agreement with *PokerTek, Inc.* (NASDAQ: PTEK (PokerTek)) under which it acquired exclusive rights to offer PokerTek's *PokerPro*™ tables, and other *PokerPro*™ branded technology solutions, to gaming venues across the globe outside the United States and Canada where *PokerTek* places product directly. *PokerPro*™ is an innovative electronic poker table which delivers more hands per hour, eliminates player and dealer mistakes, and removes the need for dealer tipping.

Aristocrat currently holds a 16.6% investment in PokerTek.

Necessary gaming regulatory approvals required prior to product being placed are being progressed. The Company made a number of product placements in the half in South Africa, Austria and Germany.

Aristocrat Leisure Limited

Results for the 6 months ended 30 June 2007

Chief Executive Officer
& Managing Director
Paul Oneile

Chief Financial Officer
& Finance Director
Simon Kelly

7

Disclaimer

This document and any oral presentation accompanying it has been prepared in good faith. However, no express or implied warranty is given as to the accuracy or completeness of the information in this document or the accompanying presentation. All statutory representations and warranties are excluded, and any liability in negligence is excluded, in both cases to the fullest extent permitted by law. No responsibility is assumed for any reliance on this document or the accompanying presentation.

Without limiting the above, this document and any accompanying presentation may contain forward looking statements based on estimates, assumptions and expectations of the Company that, while used in good faith, necessarily involve (i) subjective judgments; (ii) inherent uncertainties; and (iii) significant contingencies, many of which are beyond the Company's control or reflect future business decisions which are subject to change. Therefore, there can be no assurance that the Company's actual or future results, or subsequent forecasts, will not vary significantly from such forward looking statements. Aristocrat does not assume any obligation to update any of the estimates, assumptions or expectations underlying such forward looking statements. Certain data included herein has been obtained from alternative external sources and as such may be inconsistent given differing underlying assumptions and sources.

Disclosures herein are not intended to be relied upon as advice to investors or potential investors and do not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Paul Oneile
Chief Executive Officer and Managing Director

Summary of Results

- Total Revenue $566 million – up 14.1%
- Profit After Tax $126 million – up 19.8%
- Underlying constant currency growth approx 10 pp higher
- Investment in research and development – up 24.2%
- Solid underlying operating cash
- 14 cps Interim dividend – up 16.7%
- Diluted EPS at constant currency up 31.1%
- Next phase of capital management

ARISTOCRAT

Simon Kelly
Chief Financial Officer and Finance Director

ARISTOCRAT

Actual vs. Guidance Overview

		Actual Half 1 2007	Guidance Half 1 2007	Actual Half 1 2006
Revenue				
Japan				
Units	no	11,063	20,000	1,787
Non-Japan				
Underlying Growth vs pcp	%	16.4%	20%	
Research and Development				
R&D/LTM Revenue	%	9.1%	9%	6.2%
Profit after Tax	$m	126.1	120 - 125	104.7
Growth vs pcp	%	19.8%	15 - 20%	
Underlying Growth vs pcp	%	29.9%	30%	
Net Working Capital (NWC)				
NWC/LTM Revenue	%	13.3%	>10%	7.7%

ARISTOCRAT

Actual vs. Guidance PAT

	$m
Guidance	**120 - 125**
Shortfall in Japan	- 5
Net other businesses	+4
Net unallocated costs	+2
ACE tax losses	+2
Reported	**126**

Foreign Exchange Impacts

Appreciation of A$ has been significant
(H1 2007 vs. H1 2006 average rates):
A$/USD +9%;   A$/Yen +14%

	Impact vs. H1 2006 Revenue $m	PAT $m
Translational - Conversion of local currency results into A$ - Main impacts (H1 2007) USD and Yen businesses	(33.2)	(7.4)
Transactional - Transactions by businesses in a secondary currency - Main impacts (H1 2007) sales into Asia-Pacific (in USD), inter-company transfers of product ex Australia (in USD) and supply chain purchases of components (in USD)	(6.1)	(3.3)
Overall impact vs. H1 2006	(39.3)	(10.7)

ARISTOCRAT

H1 2007 vs. H1 2006 EBIT


EBIT A$m
220
210
200
190
180
170
160
150
140
130
120
110
100
$146.2m
$12.7m
-$1.9m
$35.1m
$18.8m
-$8.6m
$9.6m
-$13.0m
-$20.2m
$3.0m
-$13.5m
$168.2m
HY 2006 EBIT
Japan
ACE & Elektroncek
Volume
Price/Mix
Cost of Sales
Other Net Margin
R&D
SMG&A
Other
FX
HY 2007 EBIT

ARISTOCRAT

Segment Revenue* Split

2007 Segment Revenue by region



Australia/
NZ
"Mature"
22%
Other
"Growth"
25%
$579.4
million
North
America
"Growth"
46%

2006 Segment Revenue by region



Other
"Growth"
19%
Australia/
NZ
"Mature"
25%
$508.0
million
North
America
"Growth"
54%

* Management Revenue excluding interest

Business Segmentation*


$m
Revenue
Segment Profit
Profit After Tax
600
500
400
300
200
100
-
(1.3)%
21.4%
368.8%
(2.7)%
18.6%
na
(2.7)%
24.8%
na
Australia/NZ
Growth markets
Japan

*Actual revenue and percentage change period-on-period
Growth period-on-period is on a constant currency basis

Management Cash Flow

	H1 2007 $m	H1 2006 $m
Net (debt)/cash - opening balance	**(40.8)**	**183.7**
EBIT	168.2	146.2
Depreciation and amortisation	18.3	15.1
Share of Elektronček Profit after Tax	(6.6)	(4.0)
Other non-cash adjustments	16.8	3.0
Net interest (paid)/received	(2.5)	0.9
Net tax paid	(62.4)	(100.0)
Change in operating assets and liabilities	(66.3)	(42.3)
Net cash inflow from operating activities	**65.5**	**18.9**

Management Cash Flow

	H1 2007 $m	H1 2006 $m
Net cash inflow from operating activities	**65.5**	**18.9**
Acquisitions	(3.1)	(141.4)
Net other investing activities	(25.0)	(17.3)
Shares bought back/employee share trust	(70.4)	(60.1)
Dividends paid	(111.6)	(93.8)
Net other cash flows	2.1	2.9
Movement in net cash	**(142.5)**	**(290.8)**
Effect of exchange rate changes on net cash	6.2	3.9
Net debt - closing balance	**(177.1)**	**(103.2)**

Operating Cash Flow



300
250
200
150
100
50
-
-50
$m
35%
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
Percentage of LTM Revenue
Jun 01
01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Jun 07
Operating Cash Flow
LTM Operating Cash Flow % LTM Revenue

Working Capital



Net Working Capital - % of Last 12 Months Revenue
% of LTM Revenue
40%
35%
30%
25%
20%
15%
10%
5%
0%
10% target
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Jun 07

ARISTOCRAT

Capital Management – H1 2007

On-market Share Buyback

- 3.4 million shares acquired
- Second program completed taking total buyback to $200 million

Employee Share Based Contingent Obligations

- 1.2 million shares acquired via trust structure
- 92% of contingent obligations covered

5.2% of share capital has been acquired since October 2004

Capital Management – Next Phase

- Ongoing flow of fully franked dividends to approximate 60% – 70% of annual earnings, subject to the Company's franking ability
- Ongoing supplementary unfranked dividends totalling 20 cents per annum
- On-market share buyback program of up to $100 million per annum over a 3 - 5 year timeframe pending receipt of favourable Australian Taxation Office ruling

Supplementary unfranked dividends and the on-market share buyback program remain subject to overall earnings performance and alternative strategic demands on funds or capital management opportunities becoming available

ARISTOCRAT

Capital Management - Specifics

2007 Interim Dividend

- 14 cps fully franked vs 12 cps fully franked
- Franking outlook remains positive
- Dividend Reinvestment Plan to operate, shares acquired on-market

Supplementary Dividend

- Ongoing 6 monthly unfranked dividend of 10 cps
- Payable as supplementary dividends in January and July
- First payment January 2008

On-market Share Buyback

- Up to $100 million per annum, commencing 2008
- 3 – 5 year program

Key Financials and Ratios

	H1 2007 $m	H1 2006 $m	FY 2006 $m
EBITDA	186.5	161.3	366.7
EBIT before R&D	222.1	189.7	430.5
EBIT	168.2	146.2	335.3
Working Capital/Revenue (%)*	13.3%	7.7%	7.7%
Operating Cash Flow	65.5	18.9	204.8
Operating Cash Flow/Revenue (%)*	21.6%	22.7%	18.7%
Net Debt	177.1	103.2	40.8
Debt/EBITDA*	0.7X	0.7X	0.4X
EBITDA/Interest Expense*	27.0X	30.0X	24.3X
Return on Equity*	84.2%	76.3%	65.5%
Fully Diluted EPS (cents)	26.8	22.2	50.9

* Based on preceding 12 months results

ARISTOCRAT

Segment Review

ARISTOCRAT

Australia/New Zealand

Constant Currency^	H1 2007	H1 2006	Variance
	$m	$m	%
Revenue	127.3	129.0	(1.3)%
Profit	43.0	44.2	(2.7)%
Margin	33.8%	34.3%	(0.5)pts

^ Adjusted for translational and transactional exchange rates using rates applying in H1 2006

- Challenging market conditions; smoking restrictions; licence renewals
- Diversion of capital spend to infrastructure
- Australian unit sales down 14%, average pricing up
- New Zealand sales limited - grandfathering of more "player friendly" games
- Continuing decline of New Zealand venue numbers and installed base

ARISTOCRAT

Initiatives and Outlook Australia/New Zealand

STRATEGIES

- Premium product focus
- Recurring revenue focus
- Elektronček and PokerTek products
- Ongoing business efficiency and cost reduction

OUTLOOK

- Continuing market leadership
- Progressive improvement in Australia
- Well placed to secure any upside potential
- New Zealand to improve through to mid 2009

North America

Constant Currency^	H1 2007	H1 2006	Variance
	$m	$m	%
Revenue	289.7	274.2	+5.7%
Profit	123.4	123.1	+0.2%
Margin	42.6%	44.9%	(2.3)pts

^ Adjusted for translational and transactional exchange rates using rates applying in H1 2006

- Lower overall market volumes – low in replacement cycle, no new jurisdictions
- Margin decline reflects mix, recurring revenue margins and investment in support structures
- Unit sales fell by 10% to 7,612, stable video market share
- Recurring revenue unit installed base up 8.2% to 7,064
- Systems revenue up 68% to USD21.2m

Aristocrat

Initiatives and Outlook
North America

STRATEGIES

- Premium product performance and stepper to video trend continue to represent significant opportunities
- New markets
- Recurring revenue
- Systems competitive positioning
- Expansion of new product lines – Elektrončєk, 5-reel stepper
- Investment in new technologies - downloadable, server-based
- Ongoing business efficiency and cost leverage

OUTLOOK

- Positive - replacement cycle upturn/new jurisdictions 2007+
- Overall revenue and profit growth

ARISTOCRAT

Japan

Constant Currency^	H1 2007	H1 2006	Variance
	$m	$m	%
Revenue	45.0	9.6	368.8%
Profit	3.1	(9.6)	na
Margin	6.9%	na	na

^ Adjusted for translational and transactional exchange rates using rates applying in H1 2006

- Short term market uncertainties - Regulation 5 transition
- Four Regulation 5 games marketed
- Sales of 11,063 units vs 1,787 units, short of 20,000 unit expectations
- Inventory provision for surplus Regulation 4 unique parts - $3.1 million
- 100 new Regulation 5 games released, but weak demand
- Progressive tightening of approval testing process

ARISTOCRAT

Initiatives and Outlook
Japan

STRATEGIES

- Larger number of game titles, lower average sales/title
- Strong pipeline of games in development
- 8 games approved, 10 more in progress
- Independent supply chain capability established
- Casino style gaming potential

OUTLOOK

- Short term results dependent on game approvals/market acceptance
- Immediate outlook difficult to predict
- Confident of longer term sustainability

ARISTOCRAT

Other Markets

Constant Currency^	H1 2007	H1 2006	Variance
	$m	$m	%
Revenue	158.6	95.2	+66.6%
Profit	57.7	29.6	+94.9%
Margin	36.4%	31.1%	+5.3pts

^ Adjusted for translational and transactional exchange rates using rates applying in H1 2006

- Strong growth in emerging markets:
  - Asia-Pacific (+200%), Europe (+200%), South Africa (+160%)
- Leading and growing position in Macau
- Timing differences in South America
- Growing contribution from Elektronček (+40%)
- Impost of ACE start-up operating costs

Initiatives and Outlook Other Markets

STRATEGIES

- 40% share of new markets
- Establishing infrastructure/resources in key locations
- Tailored business model
- Lower risk

OUTLOOK

- Strong growth
- Dependent on new market openings
- Well placed to capture opportunities

Growth Opportunities

		2007	2008	2009	2010	2011
Australia	- Replacement cycle					
	- Software/licencing model					
Americas	- Replacement cycle					
	- Stepper - video migration					
	- 5 reel stepper					
	- New markets, Class II, III, VLT					
	- Wide area products					
	- Conversions					
	- South America					
	- Mexico					
Japan	- Regulation 5					
	- Class III casinos					
Europe	- Russia					
	- Other regional expansion					
Asia	- Macau					
	- Singapore					
	- Other regional expansion					
Electronic Tables	- Interblock					
	- PokerTek					
Server Based	- Interactive Video Terminals					
	- Class III					

ARISTOCRAT

Outlook

2007 - balance of year

- Issues in major markets improving but likely to persist
- Key factors influencing overall result:
  - Unpredictable nature of Japanese market
  - Level of success of 5 reel stepper in North America
  - Exchange rates

2008 and beyond - strong growth potential

- Catalysts for next step in gaming expansion falling into place
- Global market expansion and technological
- Return to growth rates experienced over past few years

Questions

8

GOOD MORNING.

THANK YOU FOR JOINING US TODAY FOR OUR 2007 HALF YEAR RESULTS PRESENTATION.

I WOULD ALSO LIKE TO WELCOME THOSE PARTICIPATING VIA WEBCAST AND TELECONFERENCE.

MY NAME IS PAUL ONEILE. I AM THE CHIEF EXECUTIVE OFFICER OF ARISTOCRAT.

WITH ME IS SIMON KELLY, THE COMPANY'S CHIEF FINANCIAL OFFICER.

BEFORE STARTING, I WOULD REQUEST THAT ANY QUESTIONS BE LEFT UNTIL THE END OF THE PRESENTATION.

PLEASE BE AWARE OF THE CONTENTS OF THE DISCLAIMER. THIS IS ALSO CONTAINED IN THE PACKAGE WHICH WAS AVAILABLE AT THE DOOR.

TURNING TO THE AGENDA FOR TODAY, I WILL START BY GIVING YOU AN OVERVIEW OF OUR HALF YEAR RESULTS.

SIMON WILL THEN TAKE YOU THROUGH THE DETAILS OF OUR FINANCIAL PERFORMANCE, AFTER WHICH I WILL REVIEW THE PRINCIPAL GEOGRAPHIC SEGMENTS OF OUR BUSINESS, FOLLOWED BY OUR GLOBAL GROWTH OPPORTUNITIES.

I WILL THEN CONCLUDE WITH A FEW WORDS CONCERNING THE OUTLOOK FOR THE BALANCE OF 2007 AND BEYOND.

TURNING NOW TO A SUMMARY OF OUR FINANCIAL PERFORMANCE FOR THE SIX MONTHS.

OVERALL, WHILE WE HAVE REPORTED A 14% INCREASE IN REVENUE AND 20% INCREASE IN PROFIT, THE FIRST HALF OF 2007 HAS BEEN PARTICULARLY DIFFICULT. MARKET AND REGULATORY CONDITIONS ACROSS OUR THREE LARGEST REGIONS - AUSTRALIA, NORTH AMERICA AND JAPAN - REMAINED DIFFICULT THROUGHOUT THE PERIOD, EACH EXPERIENCING THEIR OWN PARTICULAR ISSUES RESULTING IN ONGOING SUBDUED MARKET DEMAND AND LIMITED CATALYSTS FOR OVERALL GROWTH.

ON THE OTHER HAND OUR BUSINESSES IN EMERGING MARKETS - ASIA PACIFIC, EUROPE AND SOUTH AFRICA - EXPERIENCED STRONG OPERATING REVENUE AND PROFIT GROWTH AS GAMING MARKETS IN THESE REGIONS CONTINUE TO DEVELOP.

REPORTED RESULTS WERE ALSO SIGNIFICANTLY IMPACTED BY THE STRENGTHENING OF THE AUSTRALIAN DOLLAR OVER THE PERIOD, WHICH HAD THE EFFECT OF REDUCING OUR REPORTED GROWTH BY AROUND 10 PERCENTAGE POINTS AT BOTH A REVENUE AND PROFIT LEVEL. SIMON WILL PROVIDE FURTHER DETAIL ON THIS AS PART OF HIS PRESENTATION.

DESPITE THESE OPERATIONAL AND FOREIGN CURRENCY ISSUES, WE HAVE NOT COMPROMISED OUR ONGOING COMMITMENT TO INVEST IN OUR FUTURE THROUGH RESEARCH AND DEVELOPMENT, WITH EXPENDITURE RISING $10.5 MILLION, OR 24% TO $53.9 MILLION, ALL OF WHICH IS EXPENSED AGAINST PROFIT IN THE HALF.

AS OUR INTERNATIONAL BUSINESSES EXPAND WE HAVE SEEN FURTHER GROWTH IN THE OVERALL PERCENTAGE OF OUR BUSINESS DERIVED FROM OVERSEAS – WITH 80% OF REVENUES NOW COMING FROM OUTSIDE AUSTRALIA.

WE HAVE AGAIN DEMONSTRATED OUR COMMITMENT TO CASH FLOW, WHICH IN MY VIEW IS THE DEFINITIVE DEMONSTRATION OF THE QUALITY OF OUR EARNINGS AND THE ROBUSTNESS OF OUR BUSINESS MODEL. OPERATING CASH FLOW INCREASED MORE THAN 200% TO $65.5 MILLION, REPRESENTING 21% OF REVENUE ON A 12 MONTH ROLLING BASIS.

GIVEN OUR GROWTH IN EARNINGS, I AM PLEASED TO REPORT A 16.7% INCREASE IN OUR INTERIM DIVIDEND PAYOUT TO 14 CENTS PER SHARE, FULLY FRANKED.

IN SUMMARY, WE EXPERIENCED A SUBSTANTIAL STRENGTHENING OF THE AUSTRALIAN DOLLAR, HIGHER RESEARCH AND DEVELOPMENT EXPENDITURE AND ONGOING DIFFICULT MARKET CONDITIONS IN OUR THREE LARGEST REGIONS. DESPITE THIS, THE STRONG PERFORMANCE OF BUSINESSES IN EMERGING MARKETS HAS ENABLED US TO REPORT A RECORD INTERIM RESULT, WITH EARNINGS PER SHARE AT LIKE-FOR-LIKE EXCHANGE RATES UP 31%.

WE HAVE ALSO TODAY ANNOUNCED A MAJOR NEW CAPITAL MANAGEMENT PROGRAMME ENCOMPASSING SUPPLEMENTARY DIVIDENDS AND ON-MARKET SHARE BUY-BACKS OVER THE COMING YEARS. THIS PROGRAMME UNDERSCORES OUR CONFIDENCE IN THE FUTURE GROWTH PROSPECTS OF ARISTOCRAT.

I WILL NOW HAND OVER TO SIMON TO TAKE YOU THROUGH THE FINANCIALS AND DETAILS OF THIS CAPITAL MANAGEMENT PROGRAMME.

THANK YOU PAUL...AND GOOD MORNING.

AS PAUL MENTIONED, I PROPOSE TO TAKE YOU THROUGH AN ANALYSIS OF OUR FINANCIAL RESULTS FOR THE HALF.

FIRSTLY, THOUGH I WOULD LIKE TO EXPLAIN HOW THE RESULTS WE HAVE JUST REPORTED COMPARE WITH THE EXPECTATIONS WE SET AT THE AGM IN MAY THIS YEAR.

HERE I HAVE SUMMARISED THE GUIDANCE WE PROVIDED AT THE TIME.

AS YOU CAN SEE, WE UNDER ACHIEVED EXPECTATIONS OF UNIT SALES IN JAPAN QUITE SUBSTANTIALLY AND GROWTH IN NON-JAPANESE REVENUES WAS ALSO BELOW WHERE WE HAD FORECAST, ALTHOUGH OFFSET BY IMPROVED MARGINS.

THE BOTTOM LINE RESULT AND REPORTED 20% AND UNDERLYING 30% EARNINGS GROWTH RATES WERE BROADLY IN LINE WITH GUIDANCE.

AS WE FLAGGED IN MAY, WORKING CAPITAL EXCEEDED OUR TARGET RANGE, HOWEVER THIS WAS IN LINE WITH EXPECTATIONS.

PAUL WILL PROVIDE MORE DETAIL ON JAPANESE UNIT SALES AND REVENUES ACROSS THE REST OF THE BUSINESS AS PART OF THE SEGMENT REVIEW. I WILL ALSO COVER OFF THE WORKING CAPITAL POSITION FURTHER IN A MOMENT.

BEING MORE SPECIFIC, THIS CHART RECONCILES THE 120-125 MILLION PAT RANGE WE FORECAST WITH THE REPORTED RESULT.

WHILE THE BOTTOM LINE RESULT WAS MARGINALLY ABOVE FORECAST, THERE WERE A NUMBER OF ITEMS WHICH EXPLAIN THE OVERALL VARIANCE.

JAPAN WAS THE SINGLE LARGEST IMPACT WITH THE 9,000 UNIT SHORTFALL IN SALES TRANSLATING INTO A $5 MILLION POST TAX PROFIT IMPACT.

NET OTHER BUSINESS RESULTS AMOUNTED TO A FAVOURABLE $4 MILLION, WITH STRONGER RESULTS PREDOMINANTLY IN AUSTRALIA AND NEW ZEALAND OFFSETTING SMALL SHORTFALLS IN A NUMBER OF OUR OTHER REGIONS.

NET UNALLOCATED COSTS WERE FAVOURABLE TO EXPECTATIONS IN OVERALL TERMS, IN PART REFLECTING R&D SPEND LOWER THAN FORECAST.

WE ALSO BOOKED POST ACQUISITION TAX LOSSES IN ACE IN THE HALF, REFLECTING THE IMPROVED VISIBILITY WE HAVE OF THE FUTURE REALISATION OF THESE BENEFITS AS WE MOVE CLOSER TO THE LAUNCH OF OUR ACE CLASS 3 SERVER BASED SOLUTION AND GIVEN THE RECENT EFTA DECISION.

NOW, MOVING ON TO FOREIGN EXCHANGE, WHICH HAS OF COURSE HAD A SIGNIFICANT IMPACT ON OUR REPORTED RESULTS.

COMPARED WITH THE FIRST HALF OF 2006, THE A$ HAS APPRECIATED SOME 9% AGAINST THE USD AND 14% AGAINST THE YEN. GIVEN THAT 67% OF OUR REVENUES ARE DERIVED IN USD OR YEN, THIS HAS HAD A SUBSTANTIAL IMPACT ON OUR RESULTS.

ESSENTIALLY THERE ARE TWO KINDS OF FX IMPACT THAT WE ARE EXPOSED TO....

TRANSLATIONAL IMPACTS – NAMELY THE EFFECT OF TRANSLATING FOREIGN EARNINGS BACK INTO AUSTRALIAN DOLLARS. THE NET EFFECT OF TRANSLATIONAL FX WAS AN ADVERSE $33 MILLION ON REPORTED REVENUE AND $7.4 MILLION AT THE PAT LEVEL.

IN ADDITION, OUR OPERATIONS ARE SUBJECT TO TRANSACTIONAL FX IMPACTS ON TRANSACTIONS THEY UNDERTAKE IN FOREIGN CURRENCY. IN THE MAIN, THESE RELATE TO SALES INTO ASIA-PACIFIC, WHICH ARE GENERALLY IN USD, INTERCOMPANY TRANSFERS OF PRODUCT EX AUSTRALIA TO THE NORTH AMERICAN BUSINESS AND SUPPLY CHAIN PURCHASES OF COMPONENTARY. THE ESTIMATED NET EFFECT OF TRANSACTIONAL FX WAS AN ADVERSE $6.1 MILLION ON REPORTED REVENUE AND $3.3 MILLION AT THE PAT LEVEL.

COLLECTIVELY, THEREFORE, FX HAS IMPACTED OUR REPORTED REVENUE AND PROFIT BY AROUND 7-8%.

I SHOULD EMPHASISE THAT WE DO ACTIVELY MONITOR FX EXPOSURES AND BOTH HEDGE SPECIFIC TRANSACTIONS AND SEEK TO ENSURE NATURAL HEDGES AS FAR AS POSSIBLE. HOWEVER, WE REMAIN EXPOSED TO THE FULL TRANSLATIONAL EFFECT OF EXCHANGE RATES AS THIS IS ACCOUNTING IN NATURE.

I WOULD NOW LIKE TO MOVE ON AND DEMONSTRATE THE KEY DRIVERS OF THE CHANGE IN EBIT PERIOD-ON-PERIOD.

THIS CHART RECONCILES HALF 1 2006 EBIT OF $146 MILLION TO THE $168 MILLION REPORTED IN THE CURRENT PERIOD.

AS USUAL, I HAVE STRIPPED OUT FOREIGN EXCHANGE IMPACTS FROM INDIVIDUAL COMPONENTS TO SHOW THE UNDERLYING MOVEMENTS IN REVENUE AND COST ELEMENTS.

I HAVE SHOWN THE $12.7 MILLION IMPACT OF THE TURN AROUND IN JAPANESE PROFIT AS A SINGLE ITEM TO THE LEFT.

IN ADDITION, I HAVE ALSO SHOWN SEPARATELY THE NET IMPACT OF A FULL PERIOD OF ELEKTRONCEK AND ACE RESULTS, GIVEN THEY WERE ACQUIRED ONLY PART WAY THROUGH THE FIRST HALF OF LAST YEAR. IN OVERALL TERMS THESE NET TO A $1.9 MILLION REVERSAL VS. PCP.

THE REMAINDER OF ITEMS SHOWN IN THE RECONCILIATION THEREFORE RELATE TO THE NON-JAPANESE BUSINESSES AND ARE PRIOR TO BUSINESS ACQUISITIONS.

YOU WILL NOTE THAT CONSISTENT WITH PRIOR RESULTS PRESENTATIONS, THE MAJOR CONTRIBUTORS TO THE IMPROVEMENT ARE THE NEXT FOUR COMPONENTS TO THE RIGHT, WHICH COLLECTIVELY COMPRISE THE INCREASE IN GROSS PROFIT.

THE FIRST COMPONENT REPRESENTS THE MARGIN IMPACT OF IMPROVED VOLUMES – THIS CONTRIBUTED AN INCREMENTAL $35 MILLION, WITH REVENUES UP $58 MILLION AND COST OF SALES UP $23 MILLION.

THE LARGEST SINGLE CONTRIBUTOR TO THE VOLUME VARIANCE WAS THE IMPACT OF HIGHER VOLUMES IN EMERGING MARKETS, WITH THE HIGHER AVERAGE INSTALLED BASE OF RECURRING REVENUE UNITS ALSO MAKING A SIGNIFICANT CONTRIBUTION.

MOVING ON, PRICE/MIX CONTRIBUTED $19 MILLION TO EARNINGS, DESPITE A $17 MILLION OFFSETTING IMPACT OF LOWER AVERAGE RECURRING REVENUE FEES IN NORTH AMERICA AND CHANGES IN MIX AS WE GROW THIS LINE OF BUSINESS AROUND THE WORLD. THE EFFECTIVE PRICE/MIX INCREASE ON PRODUCT SALES APPROXIMATES 9.5%.

THE UNFAVOURABLE COST OF SALES IMPACT REFLECTS HIGHER AVERAGE MIX OF PREMIUM PRODUCTS, PREDOMINANTLY IN EMERGING MARKETS.

OTHER NET MARGIN IMPACTS OF $10 MILLION COMPRISE A NUMBER OF COMPONENTS INCLUDING INCREASED SALES OF SYSTEMS IN NORTH AMERICA AND IMPROVEMENTS IN PRODUCTION EFFICIENCIES.

THE $13 MILLION INCREASE IN R&D COSTS REFLECTS OUR ONGOING COMMITMENT TO ENSURING WE REMAIN AT THE LEADING EDGE OF THE PROVISION OF GAMING SOLUTIONS IN ALL MARKETS IN WHICH WE OPERATE.

AS A PERCENTAGE OF MANAGEMENT REVENUE, R&D EXPENDITURE ROSE TO 9.3% COMPARED WITH 8.5% IN THE SAME PERIOD LAST YEAR. OVER TIME, WE EXPECT R&D EXPENDITURE AS A PERCENTAGE OF REVENUE TO DECLINE FROM THIS LEVEL AS REVENUES BUILD.

SELLING, MARKETING, GENERAL AND ADMINISTRATIVE COSTS WERE UP SOME $20 MILLION, OF WHICH HIGHER LEGAL COSTS ACCOUNTED FOR $11 MILLION. THE UNDERLYING INCREASE OF 5% REFLECTS INFLATION AND INVESTMENT IN RESOURCES AS WE BUILD OUR CAPABILITY TO SUPPORT GROWTH IN NEW BUSINESS LINES AND GEOGRAPHIES.

FINALLY, I HAVE STRIPPED OUT FOREIGN EXCHANGE IMPACTS FROM THE PREVIOUS COMPONENTS. YOU CAN SEE HERE THE NET IMPACT ON EBIT AMOUNTS TO AN UNFAVOURABLE $14 MILLION.

MOVING ON TO LOOK AT THE OVERALL PORTFOLIO OF OUR BUSINESSES AND THEIR RESPECTIVE CONTRIBUTIONS.

THIS CHART SHOWS THE OVERALL MIX OF OUR REVENUE VERSUS PCP.

AS I HAVE DONE BEFORE, I HAVE ANALYSED BUSINESSES BASED ON THE DIFFERENT UNDERLYING NATURE AND MATURITY OF THE MARKETS IN WHICH THEY OPERATE.

IN ESSENCE, THESE FALL INTO ONE OF THREE CATEGORIES:

- THOSE THAT ARE MATURE, SUCH AS AUSTRALIA AND NEW ZEALAND, WHERE GROWTH IS CONSTRAINED BY REGULATORY MEASURES;

- "GROWTH MARKETS" IN RECOGNITION OF THE FACT THAT THESE MARKETS ARE IN DIFFERING STAGES OF DEVELOPMENT; AND

- THE JAPANESE MARKET WHICH OPERATES ITS OWN UNIQUE STYLE OF GAMING, UNLIKE ANYWHERE ELSE IN THE WORLD

YOU CAN SEE THAT AS A PERCENTAGE OF OVERALL REVENUE, MATURE MARKETS CONTINUE TO DECLINE WITH GROWTH IN OTHER CATEGORIES DILUTING DOWN THE OVERALL CONTRIBUTION OF THEIR MORE STABLE REVENUE;

GROWTH MARKETS CONTINUE TO ACCOUNT FOR JUST OVER 70% OF THE OVERALL, WITH THE OTHER SEGMENT PROVIDING THE LARGEST OVERALL INCREASE.

JAPAN'S CONTRIBUTION INCREASED FROM 2% TO 7% AS UNIT VOLUMES INCREASED, AN IMPORTANT OVERALL CONTRIBUTOR, BUT ONE ON WHICH WE ARE FAR LESS RELIANT THAN IN THE PAST WHEN JAPANESE REVENUES PEAKED AT SOME 45% OF THE TOTAL.

TURNING NOW TO THE ACTUAL DOLLAR SIZE OF THESE THREE CATEGORIES AND THEIR UNDERLYING GROWTH.

THE DOLLAR CONTRIBUTION TO REVENUE, SEGMENT PROFIT AND PROFIT AFTER TAX OF EACH CATEGORY IS SHOWN HERE BY THE COLOURED BARS.

THE PERCENTAGES SHOWN REPRESENT PERIOD-ON-PERIOD CHANGE COMPARED WITH THE FIRST HALF OF 2006, DETERMINED ON A CONSTANT CURRENCY BASIS, SO EFFECTIVELY THESE REPRESENT LOCAL CURRENCY OR UNDERLYING OPERATIONAL GROWTH.

IN THE MATURE AUSTRALIAN AND NEW ZEALAND MARKETS, REVENUE AND PROFITABILITY HAS DECLINED MARGINALLY. ENCOURAGINGLY, THE AUSTRALIAN MARKET HAS STABILISED AFTER A NUMBER OF YEARS IN DECLINE. HOWEVER, WHILE THE AUSTRALIAN BUSINESS POSTED A SMALL INCREASE IN REVENUE AND PROFITABILITY, THIS WAS NOT SUFFICIENT TO OFFSET A FURTHER SIGNIFICANT DECLINE IN NEW ZEALAND. THESE REMAIN VERY IMPORTANT MARKETS FOR US WHICH DO HOLD POTENTIAL, ALTHOUGH CLEARLY THIS IS MORE MODEST IN OVERALL TERMS, WHEN COMPARED WITH THE POTENTIAL OF THOSE I HAVE TERMED AS "GROWTH".

IN RELATIVE TERMS, GROWTH MARKETS REPRESENT BY FAR THE LARGEST CONTRIBUTOR ACROSS ALL THREE METRICS.

OUR RESULTS IN THESE MARKETS HAVE BEEN STRONG, WITH REVENUE AND PROFITABILITY UP AROUND 20%. WHILE NORTH AMERICAN RESULTS WERE RELATIVELY FLAT, RESULTS IN EMERGING MARKETS SHOWED STRONG GROWTH.

THIS IS PARTICULARLY ENCOURAGING GIVEN THAT IT IS THESE MARKETS WHICH WILL PROVIDE THE GLOBAL GAMING OPPORTUNITY OVER THE NEXT 5 TO 10 YEARS.

WHILE THE JAPANESE BUSINESS HAS TURNED AROUND FROM A FIRST HALF LOSS IN 2006 TO POST A PROFIT IN THE CURRENT PERIOD, YOU CAN SEE THAT IN DOLLAR TERMS ITS OVERALL CONTRIBUTION IS RELATIVELY MINOR WHEN COMPARED WITH THE LEVEL OF REVENUE AND PROFITABILITY DERIVED FROM OTHER MARKETS.

TURNING NOW TO CASH FLOW…

ONE OF OUR KEY STRATEGIES IS FOCUSING ON CASH MANAGEMENT, WHICH HAS RESULTED IN A SIGNIFICANT IMPROVEMENT IN OPERATING CASH FLOW OVER THE PAST FEW YEARS.

THE MANAGEMENT CASH FLOW HERE RECONCILES EBIT TO STATUTORY OPERATING CASH FLOW AND THE MOVEMENT IN NET DEBT. THIS SEPARATELY IDENTIFIES CASH IMPACTS PRE FOREIGN EXCHANGE.

OPERATING CASH FLOW INCREASED ALMOST 250% TO $65 MILLION, REPRESENTING 21.6% OF REVENUE ON A 12 MONTH ROLLING BASIS. THIS INCREASE LARGELY REFLECTS BOTH THE HIGHER EBIT RESULT AND THE UNWINDING OF THE ESTIMATED $100 MILLION CASH TIMING DIFFERENCES WHICH ARTIFICIALLY REDUCED CASH FLOWS IN THE PCP. THIS WAS OFFSET BY THE TIMING OF CASH RECEIPTS ASSOCIATED WITH SALES INTO ASIA IN THE HALF, WHICH ARE EXPECTED TO BE LARGELY RECOUPED BY THE END OF THE FINANCIAL YEAR.

THE NET CASH OUTFLOW FROM OTHER INVESTING ACTIVITIES INCREASED $8 MILLION TO $25 MILLION, LARGELY AS A RESULT OF INCREASED PLACEMENT OF PARTICIPATION UNITS WHICH REPRESENT 77% OF TOTAL SPEND. STAY IN BUSINESS CAPITAL EXPENDITURE AMOUNTED TO $6 MILLION, LOWER THAN THE $11 MILLION SPENT IN THE PCP. THIS AGAIN DEMONSTRATES THE ASSET LEVERAGE AND LIMITED AMOUNT OF CAPITAL INVESTMENT WE NEED TO SUPPORT THE GROWTH IN OUR BUSINESS.

WE SPENT $70 MILLION ACQUIRING SHARES UNDER OUR ON-MARKET BUYBACK PROGRAM AND IN RESPECT OF EMPLOYEE SHARE OBLIGATIONS. WE ALSO INCREASED DIVIDEND PAYMENTS BY SOME $18 MILLION.

IN SUMMARY, WE CLOSED THE PERIOD WITH NET DEBT OF $177 MILLION, A POSITION WHICH BASED ON THE LAST 12 MONTHS RESULTS REPRESENTS A CONSERVATIVE 0.5 TIMES EBITDA.

THIS CHART SHOWS OPERATING CASH FLOW PERFORMANCE EACH HALF OVER THE PAST SIX YEARS. THE BARS ARE THE DOLLAR AMOUNT OF OPERATING CASH FLOW EACH HALF.

THE RED LINE SHOWS HOW CASH FLOW HAS TRENDED ON A ROLLING TWELVE MONTH BASIS COMPARED WITH REVENUE. YOU CAN SEE THAT OPERATING CASH FLOW TO REVENUE HAS CONSISTENTLY TRACKED AROUND 20 TO 25 PER CENT SINCE 2003, COMING IN AT 21.6% AT 30 JUNE.

AS YOU CAN SEE FROM THIS CHART, OPERATING CASH FLOW HAS HISTORICALLY BEEN STRONGER IN HALF 2 AND WE AGAIN ANTICIPATE THIS TO BE THE CASE IN 2007.

HERE IS THE WORKING CAPITAL CHART THAT I HAVE SPOKEN TO AT PREVIOUS PRESENTATIONS.

THIS CHART SHOWS NET WORKING CAPITAL TO REVENUE MEASURED ON A PRECEDING 12 MONTHS BASIS.

THIS MEASURE OF WORKING CAPITAL EFFICIENCY WAS 13.3% AT 30 JUNE, UP FROM 7.7% AT 31 DECEMBER. AS WE FORESHADOWED AT THE AGM THIS EXCEEDS OUR 10% TARGET AS A RESULT OF SALES INTO ASIA LATE IN THE HALF, WHICH ARE EXPECTED TO BE LARGELY RECOUPED BY THE END OF THE FINANCIAL YEAR. WE THEREFORE REMAIN COMFORTABLE WITH THE SUSTAINABILITY OF THE TARGET.

TURNING NOW TO CAPITAL MANAGEMENT.

OVER THE HALF WE HAVE CONTINUED TO PROGRESS A NUMBER OF CAPITAL MANAGEMENT INITIATIVES.

SINCE THE BEGINNING OF THE YEAR, WE COMPLETED OUR SECOND $100 MILLION ON-MARKET SHARE BUYBACK SPENDING $52 MILLION ACQUIRING 3.4 MILLION SHARES.
WE ALSO ACQUIRED APPROXIMATELY 1.2 MILLION SHARES TO COVER POTENTIAL OBLIGATIONS UNDER SHARE BASED REMUNERATION PLANS. 92% OF ACTUAL AND POTENTIAL OUTSTANDING OBLIGATIONS WERE COVERED AT 30 JUNE.

IN TOTAL, SINCE OCTOBER 2004 WE HAVE ACQUIRED ALMOST 25 MILLION SHARES REPRESENTING 5.2% OF THE COMPANY'S ISSUED CAPITAL.

GIVEN THAT WE HAVE NOW COMPLETED OUR SECOND ON-MARKET SHARE BUYBACK, WE HAVE TODAY ANNOUNCED THE NEXT PHASE OF OUR CAPITAL MANAGEMENT PROGRAM.

THIS PROGRAM HAS BEEN DETERMINED HAVING REGARD TO OUR DEMONSTRATED TRACK RECORD OF QUALITY EARNINGS AND STRONG CASH FLOW, THE LIMITED DEMANDS FOR CAPITAL TO SUPPORT PROJECTED ORGANIC GROWTH AND OUR INTENTION TO BRING A MORE OPTIMAL LEVEL OF GEARING ONTO THE BALANCE SHEET. IT PROVIDES SHAREHOLDERS WITH A BALANCE BETWEEN INCREASED DIVIDEND PAYMENTS AND EPS ACCRETION.

IN SUMMARY, THE PROGRAM COMPRISES:

- AN ONGOING FLOW OF FULLY FRANKED DIVIDENDS EXPECTED TO APPROXIMATE 60% – 70% OF ANNUAL EARNINGS; AND

- THE PAYMENT OF ONGOING SUPPLEMENTARY UNFRANKED DIVIDENDS

IN ADDITION, WE INTEND TO COMMENCE AN ON-MARKET SHARE BUYBACK PROGRAM OF UP TO $100 MILLION PER ANNUM OVER A 3-5 YEAR TIMEFRAME. HOWEVER THIS REMAINS SUBJECT TO RECEIPT OF A FAVOURABLE RULING FROM THE ATO.

THE PROGRAM DOES, OF COURSE, ALSO REMAIN SUBJECT TO OVERALL EARNINGS PERFORMANCE, ALTERNATIVE STRATEGIC DEMANDS ON FUNDS OR OTHER, MORE EFFECTIVE, CAPITAL MANAGEMENT OPPORTUNITIES BECOMING AVAILABLE.

SPECIFICALLY UNDER THIS PROGRAM WE HAVE ANNOUNCED:

A 16.7% INCREASE IN THE INTERIM DIVIDEND TO 14 CENTS PER SHARE. THIS DIVIDEND IS FULLY FRANKED, WITH THE OUTLOOK FOR FRANKING REMAINING POSITIVE.

THE DIVIDEND REINVESTMENT PLAN WILL OPERATE FOR THE INTERIM AT NO DISCOUNT WITH SHARES ACQUIRED ON MARKET TO SATISFY DIVIDENDS TO BE REINVESTED IN SHARES.

THE FIRST SUPPLEMENTARY UNFRANKED DIVIDEND OF 10 CENTS PER SHARE WILL BE PAID IN JANUARY, WITH SUBSEQUENT UNFRANKED DIVIDENDS OF 10 CENTS BEING PAID SIX MONTHLY THEREAFTER. THESE SUPPLEMENTARY DIVIDENDS COUPLED WITH INTERIM AND FINAL DIVIDENDS EFFECTIVELY PROVIDE A QUARTERLY DIVIDEND FLOW TO SHAREHOLDERS.

WE ALSO ANTICIPATE BEING IN A POSITION TO COMMENCE THE FIRST $100 MILLION ON-MARKET BUYBACK PROGRAM IN 2008 SUBJECT TO THE APPROPRIATE OPERATING AND MARKET CIRCUMSTANCES PREVAILING AT THE TIME AND THE ATO RULING I MENTIONED A MOMENT AGO.

NOTWITHSTANDING THE IMPLEMENTATION OF THESE INITIATIVES, WE ARE CONFIDENT THAT WE RETAIN AMPLE FINANCIAL FLEXIBILITY AND THAT OUR ACTIONS ARE CONSISTENT WITH THE COMPANY'S OVERALL CAPITAL MANAGEMENT OBJECTIVES.

FINALLY, THIS CHART SETS OUT SOME KEY FINANCIAL DATA AND RATIOS, WHICH SUMMARISE OUR PERFORMANCE COMPARED WITH THE PCP AND THE FULL 2006 YEAR.

I HAVE ALREADY SPOKEN TO MOST OF THE KPI'S HERE, SO I WON'T GO THROUGH THEM AGAIN.

I WILL HOWEVER SUMMARISE BY SAYING THAT THE COMPANY'S UNDERLYING BUSINESS FUNDAMENTALS REMAIN STRONG – WE CONTINUE TO BENEFIT FROM TOP LINE GROWTH DRIVEN BY VOLUME AND PRICING, THE LEVERAGING OF FIXED COST STRUCTURES AND

OUR ABILITY TO SUPPORT OUR GROWTH WITH MINIMAL CAPITAL INVESTMENT. THE UNDERLYING CASH FLOW OF THE BUSINESS IS TESTAMENT TO THE QUALITY OF OUR EARNINGS.

THESE KPI'S CLEARLY DEMONSTRATE THIS STRENGTH.

I WILL NOW HAND BACK TO PAUL FOR THE SEGMENT REVIEW.

THANK YOU, SIMON.

I WILL NOW GO THROUGH THE RESULTS AND OUTLOOK FOR EACH OF THE COMPANY'S KEY MARKETS, NAMELY AUSTRALASIA, NORTH AMERICA, JAPAN AND OTHER MARKETS.

BEFORE I MOVE INTO THE DETAIL, PLEASE NOTE THAT THE RESULTS TABLES I AM PRESENTING TODAY HAVE BEEN PREPARED ON A CONSTANT CURRENCY BASIS. IN OTHER WORDS CURRENT PERIOD RESULTS HAVE BEEN ADJUSTED TO EXCHANGE RATES APPLYING IN THE FIRST HALF OF 2006 TO ALLOW A LIKE-FOR-LIKE COMPARISON.

RESULTS ON A REPORTED BASIS ARE INCLUDED IN THE PACKAGE YOU RECEIVED AT THE DOOR AND SIMON HAS ALREADY DETAILED THE FOREIGN EXCHANGE IMPACT IN TOTAL.

STARTING WITH THE COMBINED AUSTRALIAN AND NEW ZEALAND MARKETS.

OVERALL REVENUE FROM BOTH MARKETS DECLINED 1.3% WITH THE GROWTH IN AUSTRALIA BEING OFFSET BY A FURTHER SIGNIFICANT DROP IN NEW ZEALAND.

IN AUSTRALIA, REVENUE INCREASED BY 1.3% FOLLOWING A SUSTAINED PERIOD OF DECLINES. PROFIT INCREASED 3.9% TO $40 MILLION.

WE SAW A REDUCTION IN UNIT SALES MITIGATED BY HIGHER AVERAGE UNIT PRICES AND THE BENEFIT OF INITIAL SALES OF MULTI-TERMINAL PRODUCT IN NEW SOUTH WALES. HIGHER REVENUE COUPLED WITH IMPROVED MIX AND ONGOING COST MANAGEMENT ENABLED A 3.9% IMPROVEMENT IN PROFITABILITY AND A SMALL INCREASE IN MARGIN.

THE MARKET CONTINUES TO REMAIN A PARTICULARLY DIFFICULT ONE, CHARACTERISED BY OPERATOR UNCERTAINTY ARISING FROM REGULATORY MEASURES AND THE IMPACT OF PROGRESSIVE SMOKING REGULATIONS.

OVER THE HALF, A NUMBER OF THE CLUBS AND HOTELS IN NSW COMMITTED SIGNIFICANT CAPITAL EXPENDITURE TO VENUE RESTRUCTURING TO ADDRESS NEW SMOKING RESTRICTIONS WHICH

CAME INTO EFFECT IN JULY. THIS HAS SEEN A CORRESPONDING REDUCTION IN CAPITAL EXPENDITURE, PREDOMINANTLY BY MIDDLE TO SMALLER SIZED VENUES, ON GAMING SOFTWARE AND HARDWARE WITH UNIT VOLUMES DOWN 14% AND 19% RESPECTIVELY. IN OVERALL TERMS, THE AVERAGE REPLACEMENT CYCLE ACROSS AUSTRALIA REMAINS AROUND HISTORIC LOWS.

OUR NEWEST SYSTEMS OFFERING, SYSTEM 7000™ AND TICKET-IN TICKET-OUT TECHNOLOGY WERE APPROVED IN PRINCIPLE FOR RELEASE IN NSW DURING THE HALF, WITH A NUMBER OF SALES CONTRACTS NEGOTIATED IN THE PERIOD FOR DELIVERY OVER THE BALANCE OF THE YEAR.

IN NEW ZEALAND, REVENUE FELL ALMOST 26%, WITH PROFIT DECLINING 50% AS OPERATORS DEFERRED PURCHASES OF NEW PRODUCT IN ORDER TO RETAIN MORE "PLAYER FRIENDLY" GRANDFATHERED GAMES.

TIGHTENING OF REGULATORY REQUIREMENTS HAVE RESULTED IN A 17% DECLINE IN THE HOTEL AND CLUB INSTALLED BASE SINCE 2004. DESPITE THESE DIFFICULTIES, OUR PRODUCTS PERFORMED WELL, PARTICULARLY IN THE CASINO MARKET.

TURNING NOW TO OUR INITIATIVES AND OUTLOOK FOR THIS REGION, GIVEN THE CHALLENGING REGULATORY ENVIRONMENT.

OUR STRATEGY IS TO CONTINUE TO FOCUS ON INNOVATIVE PREMIUM PRODUCT OFFERINGS AND THE DEVELOPMENT OF A RECURRING REVENUE BUSINESS MODEL.

AS I HAVE PREVIOUSLY INDICATED, OUR RECURRING REVENUE STRATEGY WILL TAKE SOME TIME TO COMPLETE.

WE WILL ALSO CONTINUE THE ROLLOUT OF ELEKTRONCEK MULTI-TERMINAL PRODUCT AND POKERTEK OFFERINGS, ALTHOUGH THESE REMAIN SUBJECT TO REGULATORY APPROVAL.
IN TERMS OF OUTLOOK, IN THE AUSTRALIAN MARKET, WITH SMOKING RESTRICTIONS NOW IN PLACE IN MOST STATES, AND AS OPERATORS COMPLETE ASSOCIATED CAPITAL WORKS, THE MARKET IS EXPECTED TO PROGRESSIVELY IMPROVE OVER THE NEXT 12 MONTHS. WE ARE WELL POSITIONED TO BENEFIT FROM UPSIDE DEVELOPMENTS AS THEY ARISE.

IN NEW ZEALAND THE ADVERSE PREVAILING MARKET CONDITIONS ARE NOT EXPECTED TO IMPROVE UNTIL CLOSER TO THE REGULATORY PIDS REPLACEMENT DATE OF JULY 2009. THE MARKET IS EXPECTED TO COMMENCE REPLACEMENT AND UPGRADES FOR PIDS COMPLIANCE DURING 2008 AND THE FIRST HALF OF THE FOLLOWING YEAR.

TURNING NOW TO THE NORTH AMERICAN MARKET.

REVENUE ROSE BY 5.7%, WHILE PROFIT WAS FLAT. THIS RESULT REFLECTS THE BENEFITS OF IMPROVED PRICING IN A MARKET WHERE OVERALL VOLUMES WERE LOWER THAN THE PRIOR CORRESPONDING PERIOD. MARGIN DECLINED AS A RESULT OF A COMBINATION OF ADVERSE MIX, LOWER RECURRING REVENUE MARGINS AND A 7% INCREASE IN THE UNDERLYING OPERATING COST BASE OF THE BUSINESS. THESE INCREASES WERE DRIVEN BY INVESTMENTS IN RESOURCES TO SUPPORT DEVELOPING AND FUTURE OPPORTUNITIES SUCH AS SERVER-BASED GAMING, MULTI-TERMINAL PRODUCTS AND NEW JURISDICTIONS.

THE MARKET FOR PLATFORMS AND GAMING SOFTWARE WAS HIGHLY COMPETITIVE, IN AN OVERALL ENVIRONMENT WITH VIRTUALLY NO NEW EXPANSION OPPORTUNITIES IN OUR TRADITIONAL CLASS 3 VIDEO MARKET, WHERE THE REPLACEMENT CYCLE REMAINED AT AN ESTIMATED 10 YEARS. THERE WAS A RESURGENCE IN STEPPER SALES, A SEGMENT OF THE MARKET WHICH WE HAVE ONLY JUST RE-ENTERED. PLATFORM SALES DECLINED 10% TO 7,612 UNITS, ALTHOUGH WE RETAINED OUR MARKET SHARE OF ALL NEW VIDEO SALES IN A SMALLER OVERALL MARKET COMPARED WITH THE PRIOR HALF. ENCOURAGINGLY, SOFTWARE CONVERSION SALES INCREASED 16% AS THE INSTALLED BASE OF THE COMPANY'S PRODUCTS EXPANDS AND AGES. AVERAGE PRICES OF HARDWARE AND SOFTWARE WERE UP OVER 8%.

OUR INSTALLED BASE OF PARTICIPATION UNITS INCREASED 534 TO 7,064, DRIVEN BY PLACEMENTS OF *CASH EXPRESS*™, *JACKPOT DELUXE*™ AND *LOCO LOOT*™. AVERAGE REVENUE PER DAY DECLINED TO USD47 PER DAY, COMPARED TO USD52 PER DAY DURING THE PRIOR CORRESPONDING PERIOD, REFLECTING THE MIX OF JACKPOT VS NON-JACKPOT MACHINES AND THE DILUTIONARY IMPACT OF LOWER-RETURNING MULTI-TERMINAL MACHINES.

SYSTEMS REVENUE GREW US$8.6 MILLION TO A FIRST HALF RECORD OF US$21 MILLION LARGELY DRIVEN BY SALES OF *SENTINEL III*™ PLAYER-TRACKING INTERFACE HARDWARE. DURING THE HALF, NINE NEW *OASIS*™ CUSTOMERS WERE BROUGHT ONLINE, TAKING OUR CUSTOMER BASE TO 232.

LOOKING NOW AT THE INITIATIVES WE HAVE PUT IN PLACE AND THE OUTLOOK FOR NORTH AMERICA.
WE AIM TO SECURE A LARGER SHARE OF NEW MARKET OPPORTUNITIES. WHILE THERE HAS BEEN A SLOW DOWN IN THE RATE OF CHANGE FROM STEPPER TO VIDEO PRODUCT, I BELIEVE THIS TREND IS STILL VERY MUCH INTACT AND GIVEN THE SUPERIOR PERFORMANCE OF OUR PRODUCT THIS CONTINUES TO REPRESENT A SIGNIFICANT OPPORTUNITY FOR US.

NEW OPPORTUNITIES IN MARKETS SUCH AS CALIFORNIA, OKLAHOMA, FLORIDA AND PENNSYLVANIA ARE SOME OF THE KEY STATES WE ARE TARGETING IN THE SHORT TO MEDIUM TERM.

WE CONTINUE TO FOCUS ON GROWING OUR RECURRING REVENUE BASE. THE MULTI-SITE PROGRESSIVE HAS PROVIDED US WITH A NEW PRODUCT IN A SEGMENT OF THE RECURRING REVENUE MARKET WHICH WILL ASSIST US IN ACHIEVING THIS OBJECTIVE.

WE EXPECT TO SEE CONTINUING IMPROVEMENT FROM OUR SYSTEMS BUSINESS WITH A STRONG PIPELINE OF ORDERS AND NEW PRODUCTS INCLUDING THE NEW SENTINEL III™ PLAYER TRACKING MODULE DELIVERING IMPORTANT NEW FUNCTIONALITY TO OUR OASIS™ PRODUCT.

WE WILL ALSO CONTINUE TO EXPAND OUR SALES OF ELEKTRONCEK MULTI-STATION PRODUCTS AS REGULATORY APPROVALS ARE RECEIVED AND OF OTHER NEW PRODUCT LINES SUCH AS OUR 5 REEL STEPPERS.

WE CONTINUE TO INVEST SIGNIFICANTLY IN NEW TECHNOLOGIES, PARTICULARLY DOWNLOADABLE AND SERVER BASED GAMING. WE HAVE SUCCESSFULLY TRIALLED THE FIRST TWO ITERATIONS OF OUR DOWNLOADABLE TECHNOLOGY. WE ARE PROGRESSING WELL WITH OUR DEVELOPMENT OF OUR THIN CLIENT CLASS 3 SERVER BASED PRODUCT USING THE ACE INTERACTIVE PLATFORM WHICH HAS RECEIVED VERY POSITIVE FEEDBACK FROM OPERATORS.

THESE TECHNOLOGIES ARE NOT HOWEVER EXPECTED TO MAKE ANY CONTRIBUTION TO EARNINGS IN 2007.

WE WILL CONTINUE TO DRIVE ONGOING BUSINESS EFFICIENCY AND FURTHER COST LEVERAGE.

THE OUTLOOK IS GOOD WITH AN ONGOING SHIFT FROM STEPPER PRODUCT TO VIDEO, NEW JURISDICTIONS OPENING UP AND AN ANTICIPATED UPLIFT IN THE REPLACEMENT CYCLE.

THE SECOND HALF OUTLOOK FOR THE BUSINESS REMAINS POSITIVE AS WE EXPECT TO BENEFIT FROM INCREASING SALES OF OUR SLIMLINE CABINET, OUR NEW 5-REEL STEPPER AND GROWTH OPPORTUNITIES IN NEW AND EXPANDING JURISDICTIONS WHICH MAY CONTRIBUTE LATE IN THE YEAR. IN ADDITION, FURTHER GROWTH IN PARTICIPATION PRODUCT IS EXPECTED AS WE LAUNCH A STRONG LINE UP OF NEW PRODUCT OVER THE HALF.

IN RELATION TO THE NEW STEPPER PRODUCT, I AM PLEASED TO REPORT THAT INITIAL TRIALS HAVE BEEN POSITIVE, ALBEIT ON A SMALL POPULATION BASE AND EARLIER THIS MONTH WE COMMENCED FULL SALES, WITH AN INITIAL SHIPMENT OF 200 UNITS

BEING SUCCESSFULLY DELIVERED TO OUR FIRST CUSTOMERS. WE ANTICIPATE THAT SALES WILL INCREASE OVER THE BALANCE OF THE YEAR.

TURNING NOW TO JAPAN.

REVENUE INCREASED FROM $10 MILLION TO $45 MILLION DRIVEN BY HIGHER UNIT SALES AT LOWER AVERAGE SELLING PRICES WHILE PROFIT IMPROVED FROM A LOSS OF $9.6 MILLION TO A SMALL PROFIT OF $3.1 MILLION REFLECTING IMPROVED VOLUME AND LOWER INVENTORY PROVISIONING. MARGIN AT 6.9% WAS IMPACTED BY THE RELATIVELY SMALL NUMBER OF UNITS SOLD COMPARED TO THE FIXED COST BASE OF THE BUSINESS AND THE EFFECT OF A $3.1 MILLION PROVISION WHICH WAS BOOKED FOR REDUNDANT REGULATION 4 INVENTORY.

FOUR REGULATION 5 GAMES (*KAIDO-OH™*, *DANCEMAN™*, *CASHMAN™* AND *ZOO MANIA™*) WERE MARKETED DURING THE HALF WITH A TOTAL OF 11,063 UNITS SOLD, SUBSTANTIALLY BELOW EARLIER EXPECTATIONS OF 20,000 UNITS AS A RESULT OF A SHORTFALL OF SALES OF *DANCEMAN™*.

THIS DISAPPOINTING RESULT REFLECTS THE UNCERTAINTY IN THE JAPANESE MARKET AS THE TRANSITION TO REGULATION 5 TAKES PLACE AND THE DEADLINE FOR REMOVAL OF ALL REGULATION 4 GAMES NEARS. OVER THIS PERIOD, THE MARKET HAS BECOME HIGHLY PRICE COMPETITIVE WITH A NUMBER OF SUPPLIERS SELLING THEIR GAMES AT OR BELOW COST. WE HAVE NOT ENGAGED IN THAT PRACTICE AND HAVE RETAINED OUR MARGIN OVER THE PERIOD.

OPERATORS HAVE REDUCED THE NUMBER OF PACHISLOT MACHINES ON THEIR FLOORS, AS WELL AS RECYCLING USED REGULATION 5 GAMES AND DEFERRING MAJOR NEW GAME PURCHASE DECISIONS UNTIL THE LAST OF THE REGULATION 4 GAMES ARE WITHDRAWN OVER THE NEXT 2 MONTHS. ALTHOUGH SOME 100 NEW REGULATION 5 GAMES WERE RELEASED BY MANUFACTURERS DURING THE HALF, OPERATOR DEMAND HAS BEEN WEAK.

ANOTHER KEY INFLUENCE ON THE DEGREE OF PREVAILING MARKET UNCERTAINTY HAS BEEN A DEVELOPING APPROACH BY THE REGULATORS TO PROGRESSIVELY TIGHTEN THE TESTING PROCESS FOR NEW GAME SUBMISSIONS RESULTING IN ONLY APPROXIMATELY 30% OF ALL INDUSTRY SUBMISSIONS ULTIMATELY BEING APPROVED.

NOW TURNING TO SOME OF THE INTIATIVES THAT WE ARE CURRENTLY PURSUING IN JAPAN AND THE OUTLOOK.

OUR STRATEGY REMAINS TO LAUNCH A LARGER NUMBER OF GAME TITLES, EACH SELLING MORE MODEST NUMBERS THAN IN THE PAST. WE HAVE PROACTIVELY INCREASED OUR JAPANESE RESEARCH AND

DEVELOPMENT TEAM OVER THE LAST 18 MONTHS TO ACCOMMODATE THIS STRATEGY BUT WE ARE STILL HIGHLY DEPENDENT ON THE FLOW OF GAME APPROVALS FROM THE REGULATOR, WHICH AS I JUST MENTIONED CAN BE UNPREDICTABLE GIVEN THE PROGRESSIVE TIGHTENING OF APPROVAL TESTING.

WE CURRENTLY HAVE 8 GAMES APPROVED AND A FURTHER 10 ARE IN THE DEVELOPMENT OR REGULATORY APPROVAL PROCESS.

DURING THE FIRST HALF WE INITIATED OUR OWN INDEPENDENT SUPPLY CHAIN CAPABILITY. THIS NOT ONLY ALLOWS US GREATER FLEXIBILITY TO MEET MARKET DEMAND, BUT ENABLES AN ESTIMATED 25% REDUCTION IN OVERALL SUPPLY COSTS TO BE DELIVERED OVER TIME, WITH A CONSEQUENTIAL ENHANCED ABILITY TO COMPETE IN THE CURRENT COMPETITIVE MARKET.

I WOULD ALSO LIKE TO UPDATE YOU ON THE PROGRESS OF CASINO STYLE GAMING IN JAPAN. INDICATIONS ARE THAT LEGISLATION MAY BE INTRODUCED DURING 2008 PROVIDING FOR THE OPENING OF CASINOS. HOWEVER, IT IS UNLIKELY THAT THERE WOULD BE ANY OPPORTUNITIES BEFORE 2010.

IN RELATION TO THE OUTLOOK, ALTHOUGH THE POPULARITY OF REGULATION 5 GAMES COMPARED WITH REGULATION 4 GAMES HAS DECLINED, ALL REMAINING REGULATION 4 GAMES MUST BE REMOVED FROM THE MARKET OVER THE NEXT TWO MONTHS. THEREFORE AN UPLIFT IN REPLACEMENTS IS EXPECTED OVER THAT PERIOD. TO DATE OPERATORS HAVE BEEN RESISTING THIS CHANGE AND THIS HAS MADE FORECASTING VERY DIFFICULT.

IN THE SHORT TERM, THE MARKET IS EXPECTED TO REMAIN UNPREDICTABLE, WITH SALES DEPENDENT ON BOTH THE NUMBER OF GAMES APPROVED FOR RELEASE AND THE TAKE UP OF REGULATION 5 GAMES IN GENERAL BY OPERATORS AND PLAYERS. WHILE THIS MAKES ANY FORECAST OF SECOND HALF RESULTS DIFFICULT, WE REMAIN CONFIDENT OF THE OPPORTUNITIES THAT THE JAPANESE MARKET WILL PRESENT BEYOND THIS INITIAL PERIOD.

TURNING NOW TO OTHER MARKETS.

WE DELIVERED STRONG OVERALL REVENUE AND PROFIT GROWTH ACROSS OUR OTHER MARKETS – COMPRISING ASIA PACIFIC, EUROPE, SOUTH AFRICA, SOUTH AMERICA, ELECTRONCEK AND ACE.

IN ASIA-PACIFIC, REVENUE AND PROFIT GREW BY APPROXIMATELY 200% IN LOCAL CURRENCY TERMS REFLECTING THE OUTSTANDING PERFORMANCE OF OUR PRODUCTS IN THIS EXPANDING MARKET.

IN MACAU, WE IMPROVED ON OUR LEADING MARKET SHARE, NOTABLY WITH SALES TO THE VENETIAN, CROWN MACAU AND GRAND LISBOA PROPERTIES. WE ESTIMATE THAT OUR OVERALL MARKET SHARE IN MACAU HAS INCREASED FROM 45% TO APPROXIMATELY 60% OVER THE PAST SIX MONTHS WITH A TOTAL INSTAL BASE OF OVER 5500 UNITS.

PRODUCT SALES TO CAMBODIA SHOWED GROWTH AND WE CONTINUED TO PLACE RECURRING REVENUE UNITS IN THE PHILIPPINES WHERE THE INSTALLED BASE GREW TO 180 UNITS, ALTHOUGH THESE UNITS ARE PROVIDING ONLY A MODEST RETURN AT THIS TIME. IN SINGAPORE, WE MAINTAINED AN 80% SHARE OF THE CLUB MARKET INSTALLED BASE.

IN EUROPE REVENUE INCREASED OVER 55% AND PROFIT WAS UP AROUND 200%, DRIVEN BY RECORD SALES, A HIGHER PROPORTION OF PREMIUM PRODUCT AND HIGHER AVERAGE SELLING PRICES. SALES VOLUMES WERE PARTICULARLY STRONG IN FRANCE, GERMANY AND SLOVENIA, WITH REGULATION CHANGES AND STRONG GAME PERFORMANCE RESULTING IN INCREASED DEMAND FOR OUR PRODUCTS ACROSS MUCH OF THE REGION.

OUR SOUTH AFRICAN BUSINESS INCREASED OPERATING REVENUE BY OVER 85% AND PROFIT MORE THAN DOUBLED REFLECTING HIGHER AVERAGE SELLING PRICES AND HIGHER VOLUMES PARTICULARLY INTO THE LIMITED PAYOUT MARKET ("LPM") WHERE WE MAINTAIN A 73% SHARE OF THE INSTALLED BASE. RECURRING REVENUE UNITS INCREASED TO 751 FROM 48 IN THE PRIOR CORRESPONDING PERIOD, THE MAJORITY OF THESE BEING LPM UNITS AND MULTI-TERMINAL GAMING MACHINES.

DURING THE PERIOD, THE BUSINESS SECURED A CONTRACT TO INSTALL ITS *SYSTEM 7000 PRIME*™ CASINO MANAGEMENT SYSTEM IN A NEW GOLD REEF CITY PROPERTY. THIS WILL BE THE FIRST *SYSTEM 7000 PRIME*™ INSTALLATION IN SOUTH AFRICA, WITH A "GO LIVE" EXPECTED AROUND THE END OF THE YEAR.

IN SOUTH AMERICA REVENUE AND PROFIT DECLINED, DRIVEN PRIMARILY BY THE TIMING OF SALES AND COLLECTIONS WITH THE PRIOR CORRESPONDING PERIOD HAVING BENEFITED FROM STRONG COLLECTIONS OF 2005 REVENUES. THE TIMING OF THIS REVENUE RECOGNITION ALSO DISTORTED MARGIN IN PERCENTAGE TERMS.

OUR SHARE OF ELEKTRONCEK REVENUE INCREASED BY OVER 20%, REFLECTING STRONG SALES TO THE NETHERLANDS, SPAIN AND ASIA, WHILE PROFIT INCREASED MORE THAN 40% AS THE BUSINESS CONTINUES TO LEVERAGE ITS FIXED COST STRUCTURES.

THIS BUSINESS, WHICH WE BELIEVE IS THE PRE-EMINENT MULTI-TERMINAL GAMING MACHINE SUPPLIER, HAS TRADED AHEAD OF

EXPECTATIONS SINCE ACQUISITION, WITH STRONG SALES TO EUROPE AND A CONTINUING SIGNIFICANT PRESENCE IN THE MACAU MARKET WHERE ITS *INTERBLOCK*™ PRODUCT COMMANDS A 55% SHARE OF THE INSTALLED BASE. DURING THE HALF, AS I MENTIONED EARLIER, *INTERBLOCK*™ PRODUCT WAS ALSO LAUNCHED INTO THE AUSTRALIAN MARKET.

WE HAVE ALSO INCLUDED ACE OPERATING COSTS IN THIS SEGMENT. ACE, OF COURSE, IS A START-UP BUSINESS WHICH DEVELOPS LEADING EDGE SERVER-BASED GAMING TECHNOLOGY. THIS PRODUCT IS EXPECTED TO PLAY A BIG PART IN THE ANTICIPATED CHANGE TO SERVER BASED GAMING.

LOOKING NOW AT THE INITIATIVES AND OUTLOOK FOR OTHER MARKETS.

WE HAVE SET A TARGET TO OBTAIN A 40% SHARE OF ALL NEW MARKET OPPORTUNITIES AND WE WILL FOCUS ON ENSURING WE DELIVER THIS LEVEL OF PERFORMANCE AS NEW MARKETS OPEN UP. WE HAVE DEVELOPED A CORE COMPETENCE IN ESTABLISHING POSITIONS IN NEW MARKETS. THIS IS DEMONSTRATED BY THE SUCCESS WE HAVE HAD IN BOTH MARKET SHARE AND REVENUE TERMS IN NEW INTERNATIONAL MARKETS OVER THE PAST FEW YEARS. WE WILL CONTINUE TO APPLY THAT SUCCESSFUL FORMULA.

WE HAVE ALREADY AND WILL CONTINUE TO ENSURE WE HAVE THE APPROPRIATE INFRASTRUCTURE IN PLACE IN KEY MARKETS AS THEY DEVELOP. TO THIS END WE HAVE CONTINUED TO ESTABLISH A PRESENCE IN A NUMBER OF NEW MARKETS AROUND THE WORLD. WE WILL CONTINUE TO BE PROACTIVE IN HAVING OUR PEOPLE IN PLACE AHEAD OF MARKETS OPENING UP.

WE HAVE DEVELOPED A NEW BUSINESS MODEL FOR CERTAIN EMERGING MARKETS, WHICH ENABLES US TO PROVIDE A LOWER COST HARDWARE SOLUTION TO OPERATORS IN THOSE MARKETS.

WE ALSO CONTINUE TO ENSURE THAT WE CAREFULLY MANAGE RISK IN THESE MARKETS – THIS IS SOMETHING WE WILL NOT COMPROMISE.

THE OUTLOOK ITSELF IN THESE GROWTH AREAS REMAINS POSITIVE, WITH IMPROVING REVENUE AND PROFITABILITY ACROSS EACH REGION. FUTURE RESULTS WILL HOWEVER BE INFLUENCED BY THE TIMING OF OPENINGS OF MAJOR NEW CASINOS.

STANDING BACK FROM THE RESULTS OF INDIVIDUAL BUSINESS SEGMENTS, YOU CAN SEE THE PORTFOLIO EFFECT THAT OUR GEOGRAPHIC SPREAD PROVIDES. IN 2006 THIS ENABLED US TO POST A FLAT RESULT DESPITE A SIGNIFICANT TURNAROUND OF $94 MILLION IN JAPAN. IN THE FIRST HALF OF 2007 WE HAVE AGAIN

POSTED STRONG GROWTH DESPITE ISSUES IN OUR THREE KEY MARKETS.

NO ONE GAMING JURISDICTION REPRESENTS MORE THAN 10% OF OUR EARNINGS, WITH ONLY A COUPLE OVER 5%. THE DIVERSIFICATION IN THE PORTFOLIO OF JURISDICTIONS GENERALLY MEANS THAT OUR BASELINE EARNINGS ARE LARGELY SUSTAINABLE IRRESPECTIVE OF REGULATORY CHANGES OR MARKET CONDITIONS IN ANY ONE JURISDICTION. AN ISSUE IN ONE IS OFTEN MITIGATED BY SOMETHING POSITIVE IN ANOTHER.

MUCH OF OUR GROWTH HOWEVER IS PREDICATED ON REGULATORY CHANGE WHICH CAN BE UNPREDICTABLE. IN THE VAST MAJORITY OF CASES, IN MY VIEW THE EXPANSION OF GAMING IS NOT A MATTER OF "IF" BUT "WHEN". GIVEN THAT GAMING IS AN EMOTIVE ISSUE, PREDICTING THE 'WHEN" CAN BE HIGHLY SUBJECTIVE.

SO WHERE IS THE GROWTH LIKELY TO COME FROM?

HERE I HAVE SET OUT AN UPDATE AS TO HOW WE SEE THE MORE SIGNIFICANT OPPORTUNITIES AND INITIATIVES AND HOW THEY ARE LIKELY TO CONTRIBUTE TO OUR GROWTH OVER THE NEXT FEW YEARS.

IN AUSTRALIA, MARKET SENTIMENT HAS BEEN GENERALLY POSITIVE. WITH A SIGNIFICANT NUMBER OF VENUES HAVING NOW COMPLETED THE CAPITAL WORKS PREPARING THEIR FACILITIES FOR SMOKING BANS, WE SEE A PICK UP IN SPENDING ON THE GAMING FLOOR AND A PROGRESSIVE IMPROVEMENT IN THE REPLACEMENT CYCLE. THIS WILL BE ASSISTED BY THE INTRODUCTION OF TICKET-IN-TICKET-OUT.

SOFTWARE SALES HAVE BEEN A FOCUS FOR US OVER THE PAST FEW YEARS. OVER 2008 WE WILL BE INTRODUCING A NEW LICENCING MODEL, WHICH WE BELIEVE WILL BENEFIT BOTH OPERATORS AND OURSELVES.

THE AMERICAS REMAIN THE MOST SIGNIFICANT OPPORTUNITY IN DOLLAR TERMS. AS YOU CAN SEE HERE, THERE ARE A NUMBER OF CATALYSTS SUPPORTING THIS VIEW.

THE REPLACEMENT CYCLE IS EXPECTED TO BEGIN TO PICK UP DURING THE COURSE OF 2008 AFTER A COUPLE OF YEARS OF SOFT DEMAND.

ALTHOUGH THERE HAS BEEN A RECENT SLOWING IN THE TREND, WE WILL SEE THE ONGOING MIGRATION OF STEPPER TO VIDEO AND TO LOW DENOMINATION. GIVEN OUR COMPETITIVE ADVANTAGE IN THESE AREAS, I EXPECT US TO CONTINUE TO GROW MARKET SHARE.

STEPPERS STILL ACCOUNT FOR AROUND 44% OF THE U.S. MARKET DOWN FROM 54% IN 2002 AND, ALTHOUGH THIS WILL CONTINUE TO DECLINE OVER TIME, IT REMAINS AN IMPORTANT SEGMENT OF THE MARKET. THE STEPPER MIX WILL MOVE FROM 3 AND 4 REELS TO 5 REELS AND WITH THE RECENT INTRODUCTION OF OUR 5 REEL STEPPER PRODUCT, WE EXPECT TO BE FULLY COMPETITIVE IN THIS IMPORTANT SEGMENT OF THE MARKET.

NEW JURISDICTIONS WILL EXPAND THE OVERALL MARKET AS GAMING IS INTRODUCED ACROSS MORE STATES.

WE SEE FURTHER EXPANSION OF OUR MULTI-SITE PROGRESSIVES AS AN OPPORTUNITY FOR US. WE HAVE 566 UNITS CURRENTLY DEPLOYED ON WIDE AREA LINKS AND WE EXPECT THIS TO CONTINUE TO INCREASE.

AS OUR INSTALLED BASE OF MARK VI PRODUCTS GROWS AND AGES, AND AS THE NORTH AMERICAN MARKET MATURES AND EMBRACES VIDEO SLOTS, THE SALE OF CONVERSIONS BECOMES A REAL OPPORTUNITY FOR US. WE HAVE SEEN OVER THE LAST HALF THE RATIO OF SOFTWARE TO HARDWARE SALES RISE TO 1.4. GIVEN THE 3.3 RATIO IN A MATURE MARKET LIKE AUSTRALIA, THERE IS SUBSTANTIAL UPSIDE FOR US HERE.

WE CONTINUE TO BUILD OUR RELATIONSHIPS AND BUSINESS IN SOUTH AMERICA, ALTHOUGH ON A LOW RISK BASIS. THIS REGION STILL REPRESENTS A SIGNIFICANT OPPORTUNITY FOR US GIVEN OUR RELATIVELY LOW MARKET SHARE AT THIS TIME.

MEXICO REPRESENTS ANOTHER OPPORTUNITY FOR ARISTOCRAT AS THAT MARKET DEVELOPS. WE ARE CURRENTLY EXPLORING A NUMBER OF OPTIONS FOR ENTRY THERE.

IN JAPAN, WHILE IN THE SHORT TERM THE OUTLOOK REMAINS UNCERTAIN, BEYOND 2007 WE EXPECT THE SITUATION TO IMPROVE AS PLAYERS, OPERATORS AND SUPPLIERS FIND A SUCCESSFUL FORMULA FOR THE NEW REGULATION 5 GAMES.

WE EXPECT TO SEE THE APPROVAL OF COMMERCIAL CASINOS IN JAPAN WITHIN TWO YEARS, ALTHOUGH IT IS LIKELY THAT THIS WILL INITIALLY BE ON A SMALL SCALE AND THE FIRST VENUES ARE UNLIKELY TO OPEN BEFORE 2010.

IN EUROPE, THE RUSSIAN MARKET IS LIKELY TO REMAIN CLOSED UNTIL 2009. GIVEN THE PROSPECTIVE LICENCING REQUIREMENTS, THE MARKET SHOULD BE MUCH BETTER SUITED TO THE LARGER PLAYERS, SUCH AS OURSELVES, IN THE FUTURE WHEN IT DOES RE-OPEN.

ELSEWHERE IN EUROPE, THERE ARE NUMEROUS DEVELOPING OPPORTUNITIES. THOSE NEARER TERM INCLUDE SPAIN WHERE THE INDUSTRY IS UNDERGOING DRAMATIC CHANGE AND WE ARE SEEING A GENERAL MOVE TOWARDS REGULATION AND DIGITISATION OF MECHANICAL AWP'S AND STREET MARKETS.

IN ASIA, GROWTH WILL CONTINUE IN MACAU, AS WELL AS THE DEVELOPMENT OF SINGAPORE'S NEW CASINOS. THESE ARE LIKELY TO ENCOURAGE A BROADER OPENING UP OF GAMING MARKETS IN THE REGION. TAIWAN, KOREA, INDIA, THE PHILIPPINES AND CAMBODIA TO NAME A FEW ARE ALL LIKELY TO SEE GAMING INTRODUCED OR EXPANDED IN ONE FORM OR ANOTHER OVER THE NEXT 5 YEARS. AND OF COURSE, LONGER TERM THERE IS CHINA.

ELECTRONIC TABLE GAMING CONTINUES TO BUILD MOMENTUM AS PLAYERS AND OPERATORS EMBRACE THE ENHANCED GAMING EXPERIENCE THAT THESE PRODUCTS PROVIDE. THEIR POTENTIAL IN THE SHORT TERM HAS BEEN HINDERED BY THE REGULATORY APPROVAL PROCESS IN MANY JURISDICTIONS, HOWEVER AS THIS PROGRESSIVELY CLEARS, THE OPPORTUNITIES WILL OPEN UP. AS AN EXAMPLE, THE RECENT INTRODUCTION OF POKERTEK PRODUCT INTO MACAU IS SHOWING EARLY SIGNS OF SUCCESS, DESPITE POKER NOT BEING SOMETHING WHICH IS TRADITIONALLY PLAYED IN ASIAN CASINOS.

FINALLY, I EXPECT OUR SERVER BASED PRODUCT OFFERINGS TO BEGIN TO CONTRIBUTE TO EARNINGS AS GLOBAL OPPORTUNITIES DEVELOP, ALTHOUGH IT WILL BE SOME TIME BEFORE THE FULL POTENTIAL OF THESE TECHNOLOGIES ARE REALISED.

TURNING NOW TO THE OUTLOOK...

TODAY WE HAVE REPORTED A SOLID RESULT GIVEN THE DIFFICULT TRADING ENVIRONMENT WITH UNDERLYING EARNINGS GROWTH BEFORE CURRENCY IMPACTS OF 30%.

I AM NOT ANTICIPATING THAT WE CAN SUSTAIN THIS LEVEL OF GROWTH OVER THE SECOND HALF, GIVEN THE ISSUES IN OUR MAJOR MARKETS WHICH I HAVE PREVIOUSLY MENTIONED.

WHILE I WOULD NOT BE SATISFIED WITH THIS OUTCOME, WITH MUCH OF OUR GROWTH DEPENDENT ON REGULATORY CHANGE, SHORT TERM RESULTS CAN BE VOLATILE AND DIFFICULT TO PREDICT.

THE KEY FACTORS INFLUENCING THE OVERALL RESULT FOR THE YEAR REMAIN THE UNPREDICTABLE NATURE OF THE JAPANESE MARKET AND THE LEVEL OF SUCCESS OF THE COMPANY'S 5 REEL STEPPER PRODUCT IN NORTH AMERICA AND FOREIGN EXCHANGE RATES.

LOOKING OUT BEYOND 2007, THE CATALYSTS FOR THE NEXT STEP OF GAMING EXPANSION ARE FALLING INTO PLACE AND WE CONTINUE TO SEE STRONG GROWTH POTENTIAL AS GLOBAL GAMING MARKETS OPEN UP AND AS TECHNOLOGICAL CHANGE TAKES PLACE. THIS ALSO PROVIDES ME WITH A HIGH DEGREE OF CONFIDENCE THAT WE WILL RETURN TO THE STRONG GROWTH RATE WE HAVE EXPERIENCED OVER THE LAST FEW YEARS.

LADIES AND GENTLEMEN, BEFORE I TAKE THE FIRST QUESTION, NOTE THAT THIS IS A WEBCAST AND A TELECONFERENCE.

PLEASE BE AWARE THAT YOUR QUESTIONS WILL BE HEARD BY A MUCH WIDER AUDIENCE THAN THE PEOPLE IN THIS ROOM AND ARE BEING RECORDED.

I WOULD ALSO LIKE TO POINT OUT THAT LEGAL CONSIDERATIONS WILL PREVENT US FROM ANSWERING ANY QUESTIONS REGARDING ONGOING LITIGATION.

PLEASE INDICATE IF YOU WOULD LIKE TO ASK A QUESTION AND ONE OF OUR ATTENDANTS WILL PASS YOU A MICROPHONE.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ARISTOCRAT LEISURE LIMITED ("ALL")
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Simon Columb Mark Kelly
Date of last notice	3 May 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	28 August 2007

+ See chapter 19 for defined terms.

No. of securities held prior to change	**1. ALL fully paid ordinary shares** - 575,263 ALL fully paid ordinary shares - 168 ALL fully paid ordinary shares (issued subject to the rules of the General Employee Share Plan) **2. Unlisted options over ALL fully paid ordinary shares** **2.1 Vested and unexercised:** - 125,000 options exercisable at $7.2016 each, expiring 1 September 2009 **2.2 Unvested** (vesting remains subject to vesting criteria as set out in the Employee Share Option Plan rules): - 125,000 options exercisable at $2.9503 each, expiring 1 September 2008 - 125,000 options exercisable at $7.7016 each, expiring 1 September 2009 - 125,000 options exercisable at $8.2016 each, expiring 1 September 2009 **3. Performance Share Rights over ALL fully paid ordinary shares** (vesting remains subject to vesting criteria as set out in the Performance Share Plan rules) - 21,707 Performance Share Rights which may vest 31 December 2007 - 50,245 Performance Share Rights which may vest 31 December 2008 - 43,257 Performance Share Rights which may vest 31 December 2009
Class	Fully paid ordinary shares
Number acquired	125,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$900,200.00

+ See chapter 19 for defined terms.

No. of securities held after change	**1. ALL fully paid ordinary shares** - 700,263 ALL fully paid ordinary shares - 168 ALL fully paid ordinary shares (issued subject to the rules of the General Employee Share Plan) **2. Unlisted options over ALL fully paid ordinary shares** **2.1 Vested and unexercised:** - Nil **2.2 Unvested** (vesting remains subject to vesting criteria as set out in the Employee Share Option Plan rules): - 125,000 options exercisable at $2.9503 each, expiring 1 September 2008 - 125,000 options exercisable at $7.7016 each, expiring 1 September 2009 - 125,000 options exercisable at $8.2016 each, expiring 1 September 2009 **3. Performance Share Rights over ALL fully paid ordinary shares** (vesting remains subject to vesting criteria as set out in the Performance Share Plan rules) - 21,707 Performance Share Rights which may vest 31 December 2007 - 50,245 Performance Share Rights which may vest 31 December 2008 - 43,257 Performance Share Rights which may vest 31 December 2009
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	**Interest Unchanged from Prior Report** SCM Kelly retains an interest in a Zero Cost Collar (ZCC) arrangement over 125,000 shares, entered into 5 March 2007, expiry 10 March 2008. This ZCC transaction has the effect of protecting the value of the shares at a level below the share price at the time the contract was entered into and enabling participation in price gains to nominated levels above the share price at the time the contract was entered into. This contract is scheduled to expire within an authorised trading window.

Rule 3.19A.2

Appendix 3Y

10

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ARISTOCRAT LEISURE LIMITED ("ALL")
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Andrew Davis
Date of last notice	8 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	30 August 2007
No. of securities held prior to change	4,868
Class	Ordinary
Number acquired	898
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11,236.40
No. of securities held after change	5,766
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase under Non-Executive Director Share Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ARISTOCRAT LEISURE LIMITED ("ALL")
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Sally Anne Majella Pitkin
Date of last notice	8 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	3 September 2007
No. of securities held prior to change	9,586
Class	Ordinary
Number acquired	457
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,718.30
No. of securities held after change	10,043
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan,participation in buy-back	On market purchase under Non-Executive Director Share Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable inteest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

Rule 3.19A.2

12

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ARISTOCRAT LEISURE LIMITED ("ALL")
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Penelope Morris
Date of last notice	8 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	3 September 2007
No. of securities held prior to change	16,952
Class	Ordinary
Number acquired	2,593
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$32,445.43
No. of securities held after change	19,545
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase under Non-Executive Director Share Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

13

CAPITAL MANAGEMENT – FAVOURABLE ATO RULING RECEIVED

Sydney, 4 September 2007

Aristocrat Leisure Limited (ASX: ALL) today announced receipt of a favourable ruling from the Australian Taxation Office in respect of its on-market share buyback program announced as part of the Company's capital management strategy on 23 August 2007.

The first stage of this strategy will commence with the payment of an unfranked dividend of 10 cents per share in January 2008.

Full details of the capital management strategy were included in the Company's release dated 23 August 2007.

Enquiries

Financial:	Simon Kelly (612) 9413 6601 Chief Financial Officer
Media:	Tim Allerton (61) (0) 412 715 707 City Public Relations

Aristocrat Leisure Limited (ASX: ALL) is a leading global provider of gaming solutions that consistently outperform the competition. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world. Aristocrat offers a diverse range of products and services including electronic gaming machines, interactive video terminal systems, electronic tables, and casino management systems. For further information visit the Company's website at www.aristocratgaming.com.

Australian Securities & Investments Commission

OFFICE USE ONLY: 1F

Form 484

Corporations Act 2001

Change to company details

14

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
Aristocrat Leisure Limited

ACN/ABN *
002 818 368

Corporate key *
42947136

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
Aristocrat Leisure Limited

Contact name/position description
Mani Phompida

ASIC registered agent number (if applicable)

Telephone number
02 9413 6738

Postal or DX address
P O Box 808
Lane Cove NSW 1595

Total number of pages including this cover sheet
3

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
John Carr-Gregg

Capacity *
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
6/9/07 (dd/mm/yyyy)

This form must be SIGNED and DATED by a current officeholder after it is PRINTED

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or proprietary company members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☐ **Issue of shares**				
C ☐ **Cancellation of shares**				
C ☐ **Transfer of shares**				
C ☑ **Changes to amounts paid**				
☐ Proprietary company				
☑ Public company				
☑ If in response to the Annual company statement	Not required	Not required	✔	Not Required
☐ If not in response to the Annual company statement				

C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD	-	464292545	$155,788,129.13	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

04/06/2007 (dd/mm/yyyy)

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☑ Yes

☐ No

15

ASX RELEASE 11 SEPTEMBER, 2007 FOR IMMEDIATE RELEASE

ebet Limited

EBET AND ARISTOCRAT ACHIEVE TECHNOLOGY BREAKTHROUGH FOR TICKET IN/TICKET OUT (TITO)

eBet Limited has developed innovative TIKIT+™ technology under patent licence from Aristocrat Leisure Limited that will provide the New South Wales gaming market with Ticket In, Ticket Out (TITO) technology for older gaming machines. This technology is the first of its kind in Australia.

TIKIT+™ is a new technology that enables players to play on older style gaming machines by means of a ticket rather than cash, and to transfer their credits to other machines without having to cash out. This gives players the ability to move more quickly between gaming machines, and reduces the need for cash to be more widely dispersed over a venue.

eBet estimates that based on a 20 to 30 per cent market share of the older style gaming machines currently in use in New South Wales, the revenue potential for the TIKIT+™ technology is significant.

The principal impact of TIKIT+™ sales will be reflected in eBet's results for 2H FY2008 and FY2009, with a forecast EBITDA contribution for FY2008 of $3.4m to $3.8m, assuming final regulatory approvals are in place by January, 2008.

Managing Director, Tony Toohey said "*Our association with Aristocrat opens up a market of over 3,000 venues for this innovative technology in New South Wales. The pricing will be attractive to venues at $3.5k to $4k per unit, subject to configuration. There is also the potential for this technology to be adopted by venues in other States and Territories of Australia, subject to regulatory approvals.*"

-ends-

About eBet

eBet Limited (ASX: EBT) is a leading Australian gaming systems company that develops and markets a range of networked solutions for electronic gaming machines. It has some 600 customers, with 48,000 gaming machines connected. The company has operations and contractual arrangements in Australia, New Zealand, the Philippines, South Korea, Vietnam, Singapore and an online wagering division in the USA.

eBet is currently in the process of finalising the acquisition of Octavian International Limited, a UK-based networked gaming company. From 9 locations in Europe, Russia, and Latin American, Octavian is able to provide IT resources and solutions to gaming venues across the globe.

The acquisition brings together two complementary companies with an exceptional fit and minimal overlap in key gaming markets. The resulting distribution platform will greatly expand their market reach and open up significant opportunities for cross-selling each other's products, as well as other innovative third party products which lack an adequate distribution platform.

For further information visit the Company's website at www.ebetgamingsystems.com

About Aristocrat

Aristocrat Leisure Limited (ASX: ALL) is a leading global provider of gaming solutions that consistently outperform the competition. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world. Aristocrat offers a diverse range of products and services including electronic gaming machines, interactive video terminal systems, electronic tables, and casino management systems.

For further information visit the Company's website at www.aristocratgaming.com <http://www.aristocratgaming.com/>.

Further Information:	**Tony Toohey**	**Sandra Renwick**
	CEO & Managing Director	**Corporate Communications Mgr**
	eBet Limited	**eBet Limited**
	+ 61 2 8817 4702	**+ 61 2 8817 4707**
	ttoohey@ebetonline.com	**srenwick@ebetonline.com**

ARISTOCRAT

16

18 September, 2007

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Aristocrat Leisure Limited

Please find attached the following documents:

1. Letter to Shareholders with Interim Dividend Statement: "Interim Dividend, Changes to DRP Plan Administration and Changes to Dividend Payment Arrangements";
2. Half Year Results "at a glance";
3. A Better Way to Access Your Information and Help the Environment.

The above documents have been mailed or emailed to shareholders today in accordance with their elections.

Copies of these documents are also available from the Aristocrat website: www.aristocratgaming.com under 'investor information'.

Yours faithfully,

John Carr-Gregg
Company Secretary
Ph: 02 9413 6666
Fax: 02 9420 1352
Email: carr-gregg@ali.com.au

ARISTOCRAT

ARISTOCRAT LEISURE LIMITED

ABN 44 002 818 368

All Registry communications to:
C/- Link Market Services Limited
Locked Bag A14,
Sydney South NSW, 1235
Telephone: (02) 8280 7138
Facsimile: (02) 9287 0303
ASX Code:ALL
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

17

18 September 2007

Dear Shareholder,

Interim Dividend, Changes to Dividend Reinvestment Plan ("DRP") Administration and Changes to Dividend Payment Arrangements

1. Interim Dividend and DRP

On 23 August 2007, the Directors authorised the payment of an interim dividend of 14 cents per share and determined that the DRP would operate in relation to that interim dividend. The Directors have determined that shares will be acquired on-market (as opposed to being issued by the Company) to satisfy DRP entitlements.

The purchase of shares on market was conducted over the five Business Days commencing on Wednesday 5 September 2007 (the day after the Record Date). Participants in the DRP received ordinary shares in the Company at a price of $13.6766 being the average of the daily volume weighted average prices over those five Business Days. The term "Business Days" (as used in this letter) has the meaning given that the term in the ASX Listing Rules.

2. Changes to DRP Administration and Final Dividend Payment Date

Subject to the Directors exercising their discretion to determine (i) that a dividend is payable and (ii) that the DRP is to operate in respect of that dividend, a number of changes will be implemented to the DRP procedure for any interim, supplementary or final dividend where the Board determines that the DRP is to operate. These changes, together with the rationale for each change, are described below:

	Changes to DRP Administration	Reason for Change
1.	The period between the Record Date and the Payment Date is to be increased from 9 trading days to ***14 Business Days*** (or such other longer period as may be announced from time to time).	In order to ensure that the volume of shares to be acquired on-market does not distort market prices.
2.	Shareholders participating in the DRP may not receive the DRP shares to be transferred to them on the Dividend Payment Date as there may be ***several days delay*** while the transfers are processed.	The increase in the number of Business days may delay the final transfer of shares as shares are being acquired on-market on the usual T+3 basis and will be held in escrow until all share purchases have settled.

3.	It is a condition of the offer to participate in the DRP that (i) shareholders must be resident in Australia and New Zealand (ii) ***persons not resident in Australia or New Zealand but who hold shares through custodians, nominees or trustees which are resident in Australia or New Zealand are not eligible to participate.***	The Company is not permitted to offer shares to shareholders resident in most countries around the world unless the Company complies with the prospectus legislation in such jurisdictions.
4.	If a shareholder completes a form incorrectly, does not sign it or signs it other than in accordance with the signatory authorisation provided to the Share Registry, the Shareholder will receive the cash dividend on the Payment Date and will not receive DRP shares.	It is the responsibility of shareholders to correctly complete and return forms relating to participation in the DRP.
5	The new Payment Date[1] for the 2007 Final Dividend is 31 March, 2008.	The reason for this change is the increase in the number of Business Days and the extension of the pricing period (which may be extended beyond 5 Business Days). This will be confirmed when an announcement is made in relation to the final dividend.

The DRP Plan Booklet (available from the Company's website, www.aristocratgaming.com, under 'Investor Information', 'Investor Tools' and 'Dividend Information') has been updated to reflect these changes.

3. Direct Credit of Dividend Payments

Aristocrat seeks shareholders' assistance in relation to its efforts to reduce costs and pay dividends to shareholders more efficiently. The Company has decided to follow the practice of a number of other ASX-listed companies by requiring shareholders **with a registered address in Australia** either to receive dividends by direct credit into a nominated account with an Australian financial institution or through reinvestment in the Company's Dividend Reinvestment Plan (DRP) if operating. This will operate with effect from 1 January 2008.

Direct credit and dividend reinvestment are quick, efficient and secure ways to access your dividend entitlements since:

- payments are electronically credited and DRP shares allocated to your shareholding on the payment date, without any mailing or handling delays;
- there are no unpresented or misplaced cheques;
- the likelihood of mail fraud is reduced;
- you will continue to receive a dividend statement through the mail or electronically;
- if participating in the DRP, you increase your share portfolio promptly and without incurring any brokerage costs;

[1] This is a change to the Payment Date (21 March 2008) published in the 2006 Annual Report.

- the Company will save administration costs associated with the preparation of cheques and subsequent processing; and
- it is our understanding that most financial institutions do not charge a fee for direct credit deposits (we suggest you ask your financial institution about the conditions attaching to your nominated account).

Shareholders who do not have a registered address in Australia may also nominate an account with an Australian financial institution in Australia for dividends to be paid into. Those who do not will continue to receive cheques in the usual manner.

Shareholders with a registered address in Australia and who have not previously elected to receive their dividends by cheque are requested to supply bank deposit details by completing the attached form (also available on the Company's website www.aristocratgaming.com under 'Investor Information', 'Investor Tools' and 'Dividend Information') and sending it to the Registry, Link Market Services, in the business reply envelope provided. Shareholders will continue to receive a dividend statement by post unless they elect to receive it by email.

Shareholders with a registered address in Australia who do not complete and submit a direct credit form to the Registry will receive, when a dividend is declared, a notice from the Registry advising them that (i) the relevant amount is being held as direct credit instructions have not been received, (ii) it will be credited to the shareholder's account as soon as possible on receipt of direct credit instructions and (iii) no interest is payable on the dividend being withheld.

These reforms will reduce costs, expedite payment of cash dividends and ensure that the impact of daily DRP purchases on the market price of Aristocrat shares during the pricing period is minimised. Should you have any queries, please contact the Share Registry or the Company Secretary.

Yours faithfully,

John Carr-Gregg
Company Secretary

ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368

All Registry communications to:
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: (02) 8280 7138
Facsimile: (02) 9287 0303
ASX Code: ALL
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

A REQUEST FOR DIRECT CREDIT OF PAYMENTS

Please use a BLACK pen. Print CAPITAL letters inside the shaded areas. A B C 1 2 3

Insert details of the Australian Financial Institution, Branch and Account into which you wish to have your payments made. This request will not cancel any reinvestment plan participation (if any) unless we receive specific instructions from you. A detailed payment advice will be provided for each payment.

A direct credit request form is required for each holding.

Name(s) in which your account is held

BSB Number (Bank/State/Branch)

Account Number

Name of Financial Institution

Branch Suburb/Town

B SIGNATURE(S) OF SECURITYHOLDER(S) - THIS MUST BE COMPLETED

Securityholder 1 (Individual)

Sole Director and Sole Company Secretary/Director (delete one)

Joint Securityholder 2 (Individual)

Director/Company Secretary (delete one)

Joint Securityholder 3 (Individual)

Date __/__/____

Signing Instructions: This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth) (or for New Zealand companies, the *Companies Act 1993*).

Privacy Clause: Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

ALL DIV051

000001

ARISTOCRAT

18

07

Half Year Results "at a glance"

"Overall I am pleased with the progress we are making, although we have experienced issues over the period in both our key markets and with the strengthening of the Australian dollar. To post growth of 20% in these circumstances demonstrates the strength of our underlying business and global operating model. I am particularly pleased with our results in emerging markets, where we have captured a significant share of new opportunities. This provides us with confidence about the Company's potential given the expansion we anticipate over the next few years in these regions." **Paul Oneile, Chief Executive Officer and Managing Director**

Key dates*

2007 Results

29/08/07 Shares Trade Ex-Interim Dividend
04/09/07 Record Date for Interim Dividend
18/09/07 Payment Date for Interim Dividend
26/11/07 Announcement of Supplementary Unfranked Dividend ("SUD")
03/12/07 Shares Trade Ex-SUD
07/12/07 Record Date for SUD
07/01/08 Payment Date for SUD
26/02/08 Final Results Announcement for 2007
03/03/08 Shares Trade Ex-Final Dividend
07/03/08 Record Date for Final Dividend
31/03/08 Payment Date for Final Dividend
29/04/08 Annual General Meeting

*Dates subject to change

Company profile

Aristocrat Leisure Limited (ASX: ALL) is a leading global provider of gaming solutions that consistently outperform the competition. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world. Aristocrat offers a diverse range of products and services including electronic gaming machines, interactive video terminal systems, electronic tables and casino management systems. For further information visit the Company's website at **www.aristocratgaming.com.**

Dear shareholder

The Company reported a record first half result, with a 14% increase in revenue and a 20% increase in profit to $125.9 million, which was in line with the guidance provided at the Annual General Meeting in May. Earnings per share at like-for-like exchange rates were up 31%.

This result was achieved despite market and regulatory conditions across our three largest regions – Australia, North America and Japan – remaining difficult throughout the period, with each experiencing their own particular issues resulting in ongoing subdued market demand and limited catalysts for overall growth. On the other hand, our businesses in emerging markets – Asia Pacific, Europe and South Africa – experienced strong operating revenue and profit growth as gaming markets in these regions continue to develop.

The results were also significantly impacted by the strengthening of the Australian dollar over the period which had the effect of reducing our reported growth by around 10 percentage points at both a revenue and profit level.

Despite these operational and currency issues, we have maintained our ongoing commitment to invest in the future with research and development expenditure rising $10.5 million, or 24%, to $53.9 million, all of which was expensed against profit in the half.

The continued expansion of our international operations has resulted in further growth in the percentage of our business derived from overseas – with 80% of revenues now coming from outside Australia.

During the period we continued our focus on operating cash flow, the definitive demonstration of the quality of our earnings and the robustness of our business model. Operating cash flow increased by more than 200% to $65.5 million, representing 21% of revenue on a twelve month rolling basis.

We have announced a 16.7% increase in the interim dividend to 14 cents per share, fully franked. The Dividend Reinvestment Plan ("DRP") will operate in respect of this dividend for shareholders resident in Australia and New Zealand with shares to be acquired on-market. No discount will apply in determining the DRP issue price.

We are confident that momentum in the business is positive and the Company's business fundamentals remain intact. The operating environment in the second half, although improving, is expected to remain difficult. It is expected that the key factors influencing the overall result for the year will be the continuing uncertainty in the Japanese market, the level of success of the Company's five reel stepper in North America and exchange rates.

We also announced a major new capital management programme encompassing supplementary dividends and on-market share buybacks over the next 3-5 years. This programme underscores our confidence in the future growth prospects of Aristocrat and continues our ongoing commitment to return surplus funds to shareholders.

Looking out beyond 2007, we believe that your Company is strongly placed to participate in the next step of gaming expansion as global gaming markets open up and as technological change takes place. This provides us with a high degree of confidence in the future growth prospects of the Company.

David Simpson
Chairman

Paul Oneile
Chief Executive Officer
and Managing Director

Total revenue, 2003N to 2007*


2007
2006
2005
2004
2003N
100
200
300
400
500
600
$m

Operating profit after tax, 2003N to 2007*


2007
2006
2005
2004
2003N
20
40
60
80
100
120
140
$m

Earnings before interest and tax, 2003N to 2007*


2007
2006
2005
2004
2003N
10
30
50
70
90
110
130
150
170
$m

Basic earnings per share, 2003N to 2007*


2007
2006
2005
2004
2003N
2
4
6
8
10
12
14
16
18
20
22
24
26
28
30
Cents

* 2003N represents the normalised 2003 results pre one-off adjustments and has not been restated for the adoption of AIFRS.

Selected items from the **Income statement**		**H1 2007 $'000**	H1 2006 $'000	**Change**
Total revenue from operating activities		**558,079**	480,651	
Other revenue and other income		**7,766**	15,284	
Total revenue		**565,845**	495,935	**14.1%**
Gross profit		**329,444**	279,052	
Gross profit %		**58.2%**	56.3%	**1.9 pts**
Earnings before interest and tax, depreciation and amortisation (EBITDA)		**186,508**	161,326	**15.6%**
Depreciation and amortisation		**(18,300)**	(15,083)	
Earnings before interest and tax (EBIT)		**168,208**	146,243	**15.0%**
Net interest (expense) / income		**(1,977)**	14	
Profit before tax		**166,231**	146,257	**13.7%**
Income tax expense		**(40,083)**	(40,918)	
Profit after tax		**126,148**	105,339	**19.8%**
Profit is attributable to				
Members of Aristocrat Leisure Limited		**125,870**	104,742	
Minority interest		**278**	597	
		126,148	105,339	**19.8%**

Key ratios		**H1 2007**	**FY 2006**	**H1 2006**
Working capital/revenue (%)*		**13.3%**	7.7%	7.7%
Operating cash flow/revenue (%)*		**21.6%**	18.7%	22.7%
Net debt	$m	**(177.1)**	(40.8)	(103.2)
Debt/EBITDA*		**0.7X**	0.4X	0.7X
EBITDA/interest expense*		**27.0X**	24.3X	30.0X
Return on equity*		**84.2%**	65.7%	76.3%
Earnings per share (basic)	cents	**26.9**	51.2	22.4
Earnings per share (diluted)	cents	**26.8**	50.9	22.2
Net tangible assets per share	cents	**0.37**	0.47	0.36

*based on preceding 12 months' results

ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368

All Registry communications to:
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: (02) 8280 7138
Facsimile: (02) 9287 0303
ASX Code: ALL
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

19

X99999999999

A better way to access your information and help the environment

Federal Government changes to the Corporations Act during 2007 have facilitated further cost savings for companies by permitting the use of websites as the default delivery system for Annual Reports (rather than the printed Annual Report comprising the default delivery system). Aristocrat has therefore decided to give shareholders the opportunity to elect, in accordance with the new regime, whether to continue to receive an Annual Report (by ticking the appropriate box below) on the basis that if no such election is made it will be assumed that you have agreed to access the Company's Annual Report on-line. Please note that the election made below will also apply in respect of the Company's Half Year Report.

Other communications are also made to shareholders ("Shareholder Communications") such as dividend statements and notices of the Annual General Meeting. Please note that the election made below will also apply in respect of these Shareholder Communications.

As this is a new regime, we request that you make an election even if you have previously chosen one of the options below.

OPTIONS – select one only

Option 1 (the default option)

☐ **Take no action.** By choosing this option, you can access the Annual Report and Half Year Report via our website www.aristocratgaming.com. All other Shareholder Communications will be sent to you by mail free of charge. This option is the default option and will apply unless this form is returned to the Share Registry with either Option 2 or Option 3 crossed.

If you choose this option, you do not have to send this form to the Share Registry.

Option 2

☐ **Receive the Annual Report, Half Year Report and other Shareholder Communications online free of charge.** By choosing this option, the Annual Report, Half Year Report and all other Shareholder Communications will be made available to you electronically. Please provide your email address below.

My email address is:

[ ]

If you choose this option, please return this form to the Share Registry in the reply paid envelope or complete the form online at the Share Registry website www.linkmarketservices.com.au

Option 3

☐ **Receive the Annual Report, Half Year Report and other Shareholder Communications by mail free of charge.** By choosing this option, the Annual Report, Half Year Report and all other Shareholder Communications will be sent to you by mail.

If you choose this option, please return this form to the Share Registry in the reply paid envelope or complete the form online at the Share Registry website www.linkmarketservices.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ARISTOCRAT LEISURE LIMITED ("ALL")
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Roger Andrew Davis**
Date of last notice	**3 September 2007**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	18 September 2007
No. of securities held prior to change	5,766
Class	Ordinary
Number acquired	60
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$807.24
No. of securities held after change	5,826

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Reinvestment of Dividends pursuant to Aristocrat's Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

ARISTOCRAT

21

Comments on Dorajay Class Action

Sydney, 5 October 2007

Aristocrat Leisure Limited (ASX: ALL) today announced that the hearing of the claim by Dorajay Pty Limited ("Dorajay") commenced in the Federal Court before Justice Stone on Thursday 4 October 2007.

Dorajay is the representative of a class of shareholders who acquired Aristocrat shares in the period between 19 February 2002 and 26 May 2003 and who claim to have suffered loss.

The hearing will deal with some issues common to class members' potential claims, but it will not finally determine their claims. Only the Dorajay claim will be finally determined at the hearing and other class members will need to prove their claims separately. The damages claimed by Dorajay are in the order of $38,000. Aristocrat will continue to vigorously defend the claim by Dorajay.

The lawyers acting for Dorajay are reported by the media to have said that the damages in this case "could cost the company $190 million on one assessment of damages and $396 million on a second". There is no evidence to support either of those figures before the court and counsel for Dorajay did not refer to either figure or to any range of damages on Thursday 4 October 2007.

It is Aristocrat's view that, even if the clients of Maurice Blackburn Cashman (the lawyers for Dorajay) establish their claims, the potential value of those claims is significantly less than the figures which have been reported and may be as low as $10 to $20 million.

At this stage, no class members, other than Dorajay and four other shareholders, have filed details of their claims and there is no evidence before the court of the likely value of these other claims.

There is expert evidence before the court filed by both parties which shows there is a serious dispute in relation to the way any damages may be quantified. That dispute will be determined by Justice Stone.

The case involves complex legal issues to be determined by Justice Stone.

Aristocrat declined to comment on 4 October 2007 but believes it is now necessary to issue this statement to correct the comments referred to in the various reports that have been made so as to ensure that the market is properly and fully informed.

Enquiries

Financial: Simon Kelly (612) 9413 6601
Chief Financial Officer

Media: Tim Allerton (61) (0) 412 715 707
City Public Relations

Aristocrat Leisure Limited (ASX: ALL) is a leading global provider of gaming solutions that consistently outperform the competition. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world. Aristocrat offers a diverse range of products and services including electronic gaming machines, interactive video terminal systems, electronic tables, and casino management systems. For further information visit the Company's website at www.aristocratgaming.com.

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